SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS FULL YEAR 2008 RESULTS UNDER IFRS

São Paulo, May 6, 2009 – Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], announces today its Consolidated results for the full year 2008 (FY 2008) prepared in accordance with International Financial and Reporting Standards (IFRS). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and should be read in conjunction with our Consolidated special purposes financial statements for twelve-months period ending December 31, 2008, filed today with the CVM and the SEC.

The financial data for the years ended December 31, 2008 and 2007 presented in this press release are derived from our consolidated financial statements prepared in accordance with IFRS and filed with the CVM and the SEC.
Brazilian GAAP differs significantly from IFRS and you should read this financial information in conjunction with our audited consolidated financial statements in IFRS. A description of the accounting differences and a reconciliation of balance sheet, income statement and statement of cash flow line items between BR GAAP and IFRS are disclosed in Note 4 of our special-purpose financial statements. A reconciliation of the main differences between our statements of operations in BR GAAP and IFRS is included on page 20 of this press release.

AmBev reviewed its segment reporting to properly reflect the way the business is currently managed as well as the materiality of the different business units. We conduct our operations through three business units:

•
Latin America North (LAN), which includes (i) our operations in Brazil where we operate two divisions: (i) beer sales (“Beer Brazil”) and (ii) carbonated soft drinks and non-alcoholic non-carbonated sales (“CSD & NANC Brazil”); and (ii) our HILA-Ex operations comprising of Dominican Republic, Ecuador, Guatemala (which also serves El Salvador and  Nicaragua), Peru and Venezuela;

•	Latin America South (LAS), which includes our Quinsa operations in the countries of Argentina, Bolivia, Paraguay, Uruguay and Chile; and

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and beer exports to the United States.

Upon this review, management decided no longer to segregate the malt and other by-products business and incorporated into the Brazil Beer segment given the close relationship between both. Furthermore, Hila-Ex business will no longer be segmented between Beer and CSD given the overall materiality of the Region.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures and the start-up or termination of activities. Comparisons, unless otherwise stated, refer to the full year of 2007 (FY 2007). Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in this release may not add up due to rounding.

Full year 2008 Results May 6, 2009 Page 2

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s operations in the Brazil, Hila-Ex, Quinsa, and Canada, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

(*) 2005 and 2006 are based on BR GAAP figures and are just presented for comparison purposes.

Full year 2008 Results May 6, 2009 Page 3

AmBev Consolidated

The table below shows our Consolidated Income Statement for the FY 2008 and 2007.

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	FY07	Scope	Translation	Growth	FY08	Reported	Organic
Net Revenue	19,579.5	16.0	(489.9)	1,607.6	20,713.2	5.8%	8.2%
Cost of Goods Sold (COGS)	(6,599.2)	(21.1)	161.4	(758.8)	(7,217.6)	9.4%	11.5%
Gross Profit	12,980.4	(5.2)	(328.5)	848.8	13,495.5	4.0%	6.6%
Selling, General and Administrative (SG&A)	(5,622.0)	(17.1)	142.0	(496.2)	(5,993.3)	6.6%	8.9%
Other operating income/expenses	306.8	(0.4)	5.9	71.1	383.5	25.0%	23.2%
Normalized Operating Income (normalized EBIT)	7,665.2	(22.7)	(180.6)	423.8	7,885.7	2.9%	5.5%
Non-recurring items above EBIT	72.5	-	1.2	(133.0)	(59.2)	-181.6%	-183.3%
Net Finance Cost	(1,163.1)				(1,190.8)	2.4%
Share of results of associates	4.2				2.3	-44.7%
Income Tax expense	(1,510.1)				(1,447.2)	-4.2%
Net income	5,068.8				5,190.9	2.4%
Attributable to equity holders	5,003.4				5,119.1	2.3%
Atributable to minority interests	65.4				71.8	9.8%

Normalized EBITDA	8,793.6	(19.3)	(227.9)	627.9	9,174.3	4.3%	7.1%

The following tables set out the consolidated operating results of AmBev by business unit for FY 2008 compared to FY 2007.

AmBev delivered EBITDA of R$9,174.3 million in the year, with top line growth continuing to exceed volume growth, while margins contracted by 30 bps due to commodities pressure on our COGS.

AmBev Consolidated Results R$ million	FY07	Scope	Currency Translation	Organic Growth	FY08	% As Reported	% Organic
Volume ('000 hl)	142,916.5	(173.1)	-	4,219.3	146,962.8	2.8%	3.0%
Net Revenue	19,579.5	16.0	(489.9)	1,607.6	20,713.2	5.8%	8.2%
Net Revenue/hl	137.0	0.3	(3.3)	7.0	140.9	2.9%	5.1%
COGS	(6,599.2)	(21.1)	161.4	(758.8)	(7,217.6)	9.4%	11.5%
COGS/hl	(46.2)	(0.2)	1.1	(3.8)	(49.1)	6.4%	8.3%
Gross Profit	12,980.4	(5.2)	(328.5)	848.8	13,495.5	4.0%	6.6%
Gross Margin	66.3%				65.2%	-110 bps	-100 bps
SG&A excl. deprec.&amort.	(5,125.4)	(17.1)	130.3	(392.2)	(5,404.4)	5.4%	7.7%
SG&A deprec.&amort.	(496.6)	(0.0)	11.7	(104.0)	(588.9)	18.6%	20.9%
SG&A Total	(5,622.0)	(17.1)	142.0	(496.2)	(5,993.3)	6.6%	8.9%
Other operating income/expenses	306.8	(0.4)	5.9	71.1	383.5	25.0%	23.2%
Normalized EBIT	7,665.2	(22.7)	(180.6)	423.8	7,885.7	2.9%	5.5%
Normalized EBIT Margin	39.1%				38.1%	-110 bps	-90 bps
Normalized EBITDA	8,793.6	(19.3)	(227.9)	627.9	9,174.3	4.3%	7.1%
Normalized EBITDA Margin	44.9%				44.3%	-60 bps	-30 bps

Full year 2008 Results May 6, 2009 Page 4

LAN Consolidated

LAN Consolidated Results			Currency	Organic		% As	%
R$ million	FY07	Scope	Translation	Growth	FY08	Reported	Organic
Volume ('000 hl)	100,885.8	(323.5)	-	955.7	101,518.0	0.6%	1.0%
Net Revenue	13,075.4	(23.9)	(42.6)	663.1	13,671.9	4.6%	5.1%
Net Revenue/hl	129.6	0.2	(0.4)	5.3	134.7	3.9%	4.1%
COGS	(4,306.3)	(5.2)	31.7	(322.3)	(4,602.1)	6.9%	7.5%
COGS/hl	(42.7)	(0.2)	0.3	(2.8)	(45.3)	6.2%	6.5%
Gross Profit	8,769.1	(29.2)	(10.9)	340.8	9,069.8	3.4%	3.9%
Gross Margin	67.1%				66.3%	-70 bps	-70 bps
SG&A excl. deprec.&amort.	(3,238.9)	7.4	0.8	(300.3)	(3,531.1)	9.0%	9.4%
SG&A deprec.&amort.	(380.0)	-	2.4	(86.7)	(464.4)	22.2%	22.8%
SG&A Total	(3,619.0)	7.4	3.2	(387.0)	(3,995.4)	10.4%	10.8%
Other operating income/expenses	323.6	(0.2)	6.3	5.9	335.6	3.7%	1.8%
Normalized EBIT	5,473.7	(21.9)	(1.5)	(40.3)	5,410.0	-1.2%	-0.7%
Normalized EBIT Margin	41.9%				39.6%	-230 bps	-220 bps
Normalized EBITDA	6,178.8	(21.9)	(6.8)	106.1	6,256.2	1.3%	1.7%
Normalized EBITDA Margin	47.3%				45.8%	-150 bps	-130 bps

Brazil Consolidated

Our Brazil business unit delivered EBITDA of R$6,342.4 million in the year, representing an organic growth of 2.7% and an organic contraction of 110 bps in our EBITDA margin to 48.6%.

Brazil Consolidated R$ million	FY07	Scope	Currency Translation	Organic Growth	FY08	% As Reported	% Organic
Volume ('000 hl)	94,607.6	(323.5)	-	809.8	95,093.9	0.5%	0.9%
Net Revenue	12,394.8	(23.9)		687.8	13,058.7	5.4%	5.6%
Net Revenue/hl	131.0	0.2		6.1	137.3	4.8%	4.7%
COGS	(3,902.2)	(5.2)		(273.7)	(4,181.2)	7.1%	7.1%
COGS/hl	(41.2)	(0.2)		(2.5)	(44.0)	6.6%	6.1%
Gross Profit	8,492.6	(29.2)		414.1	8,877.6	4.5%	4.9%
Gross Margin	68.5%				68.0%	-50 bps	-40 bps
SG&A excl. deprec.&amort.	(2,899.6)	7.4		(292.5)	(3,184.7)	9.8%	10.2%
SG&A deprec.&amort.	(349.8)	-		(77.3)	(427.2)	22.1%	22.1%
SG&A Total	(3,249.4)	7.4		(369.8)	(3,611.8)	11.2%	11.5%
Other operating income/expenses	324.9	(0.2)		(15.2)	309.5	-4.7%	-4.7%
Normalized EBIT	5,568.1	(21.9)	-	29.0	5,575.2	0.1%	0.5%
Normalized EBIT Margin	44.9%				42.7%	-220 bps	-190 bps
Normalized EBITDA	6,194.1	(21.9)		170.2	6,342.4	2.4%	2.7%
Normalized EBITDA Margin	50.0%				48.6%	-140 bps	-110 bps

Full year 2008 Results May 6, 2009 Page 5

Beer Brazil

Brazil Beer Results R$ million	FY07	Scope	Currency Translation	Organic Growth	FY08	% As Reported	% Organic
Volume ('000 hl)	70,124.5	(295.3)		131.7	69,960.9	-0.2%	0.2%
Net Revenue	10,283.9	(23.1)		498.7	10,759.5	4.6%	4.9%
Net Revenue/hl	146.7	0.3		6.9	153.8	4.9%	4.7%
COGS	(2,930.6)	(4.0)		(289.8)	(3,224.3)	10.0%	10.0%
COGS/hl	(41.8)	(0.2)		(4.1)	(46.1)	10.3%	9.8%
Gross Profit	7,353.4	(27.0)		208.9	7,535.3	2.5%	2.9%
Gross Margin	71.5%				70.0%	-150 bps	-130 bps
SG&A excl. deprec.&amort.	(2,474.5)	6.9		(274.6)	(2,742.2)	10.8%	11.2%
SG&A deprec.&amort.	(296.6)	-		(56.5)	(353.2)	19.1%	19.1%
SG&A Total	(2,771.1)	6.9		(331.1)	(3,095.4)	11.7%	12.1%
Other operating income/expenses	255.8	(0.2)		(33.8)	221.884	-13.3%	-13.2%
Normalized EBIT	4,838.1	(20.3)	-	(156.0)	4,661.8	-3.6%	-3.2%
Normalized EBIT Margin	47.0%				43.3%	-370 bps	-340 bps
Normalized EBITDA	5,370.2	(20.3)		(63.3)	5,286.5	-1.6%	-1.2%
Normalized EBITDA Margin	52.2%				49.1%	-310 bps	-280 bps

Brazilian beer volumes grew 0.2% during 2008 as food inflation pressure on consumer spends and poor weather in key regions in the year held industry growth and we lost market share in the year. Our average market share for FY 2008 reached 67.5%, which is 30 bps lower than 2007.

Net revenue per hectoliter growth of 4.7% for the year was driven by price increases implemented at the beginning of the year, principally in the on-premise channel. Packaging mix and off-trade channel mix partly offset the impact of our price increases.

COGS per hectoliter grew 9.8% in the year because of higher commodity costs, labor inflation and lower fixed cost absorption. Our currency hedges and productivity improvements partly offset this increase.

SG&A excluding depreciation and amortization increased 11.2% organically in the year due to general inflation, labor inflation, higher direct distribution, lower efficiency on our network due to flattish volumes and higher investments to support our brands and innovations.

Beer Brazil EBITDA declined by 1.2% in reaching R$5,286.5 million in the year.

Full year 2008 Results May 6, 2009 Page 6

CSD & NANC

Brazil CSD&Nanc Results R$ million	FY07	Scope	Currency Translation	Organic Growth	FY08	% As Reported	% Organic
Volume ('000 hl)	24,483.1	(28.2)		678.1	25,132.9	2.7%	2.8%
Net Revenue	2,110.9	(0.9)		189.1	2,299.2	8.9%	9.0%
Net Revenue/hl	86.2	0.1		5.2	91.5	6.1%	6.0%
COGS	(971.7)	(1.3)		16.0	(956.9)	-1.5%	-1.7%
COGS/hl	(39.7)	(0.1)		1.7	(38.1)	-4.1%	-4.3%
Gross Profit	1,139.2	(2.1)		205.2	1,342.3	17.8%	18.1%
Gross Margin	54.0%				58.4%	440 bps	450 bps
SG&A excl. deprec.&amort.	(425.1)	0.5		(17.9)	(442.5)	4.1%	4.2%
SG&A deprec.&amort.	(53.2)	-		(20.8)	(74.0)	39.1%	39.1%
SG&A Total	(478.3)	0.5		(38.7)	(516.5)	8.0%	8.1%
Other operating income/expenses	69.1	(0.0)		18.5	87.6	26.8%	26.8%
Normalized EBIT	730.0	(1.6)	-	185.0	913.4	25.1%	25.3%
Normalized EBIT Margin	34.6%				39.7%	510 bps	530 bps
Normalized EBITDA	823.9	(1.6)		233.6	1,055.9	28.2%	28.3%
Normalized EBITDA Margin	39.0%				45.9%	690 bps	700 bps

The Brazilian soft drinks operation posted organic volume growth of 2.8% in the year despite poor weather in key regions during the year primarily as a result our market share gains in the period. Our market share performance grew by 60bps in the year (FY 2008: 17.8%; FY 2007: 17.2%).

Net Revenues per hectoliter grew 6.0% organically as we continue to take advantage of selective price increases in certain regions.

Cost of Goods Sold decreased organically by 4.3% on a per hectoliter basis as we continue to benefit from gains in our sugar and foreign exchange hedges in the year.

SG&A excluding depreciation and amortization increased 4.2% as general inflation, higher sales and marketing investments to support our innovations were partly offset by fixed cost savings and better media procurement.

CSD&Nanc Brazil EBITDA increased 28.3% in reaching R$1,055.9 million in the year with margin expansion of 700 bps.

Full year 2008 Results May 6, 2009 Page 7

HILA-ex  Consolidated

Hila-ex Results R$ million	FY07	Scope	Currency Translation	Organic Growth	FY08	% As Reported	% Organic
Volume ('000 hl) - Total	6,278.2	-	-	145.9	6,424.1	2.3%	2.3%
Beer Volume ('000 hl)	3,041.7	-	-	(160.6)	2,881.2	-5.3%	-5.3%
CSD Volume ('000 hl)	3,236.4	-	-	306.5	3,543.0	9.5%	9.5%
Net Revenue	680.6	-	(42.6)	(24.7)	613.2	-9.9%	-3.6%
Net Revenue/hl	108.4		(6.6)	(6.3)	95.5	-11.9%	-5.8%
COGS	(404.1)	-	31.7	(48.6)	(421.0)	4.2%	12.0%
COGS/hl	(64.4)		4.9	(6.1)	(65.5)	1.8%	9.5%
Gross Profit	276.4	-	(10.9)	(73.3)	192.2	-30.5%	-26.5%
Gross Margin	40.6%				31.3%	nm	nm
SG&A excl. deprec.&amort.	(339.3)	-	0.8	(7.9)	(346.4)	2.1%	2.3%
SG&A deprec.&amort.	(30.2)	-	2.4	(9.4)	(37.2)	23.2%	31.0%
SG&A Total	(369.5)	-	3.2	(17.2)	(383.6)	3.8%	4.7%
Other operating income/expenses	(1.4)	-	6.3	21.2	26.1	-2013.7%	-1554.7%
Normalized EBIT	(94.5)	-	(1.5)	(69.4)	(165.3)	75.0%	73.4%
Normalized EBIT Margin	-13.9%				-27.0%	-1310 bps	-1110 bps
Normalized EBITDA	(15.4)		(6.8)	(64.1)	(86.2)	nm	nm
Normalized EBITDA Margin	-2.3%				-14.1%	nm	nm

HILA-ex volumes increased 2.3% primarily as a result of good volume performance in most markets where we operate partly offset by market share losses and industry decline in Venezuela during FY 2008 when compared to FY 2007.

Net Revenue per hectoliter decreased by 5.8% in the year while COGS per hectoliter increased by 9.5% on an organic basis. This increase was driven by country mix, higher CSD volume growth (vs. beer), high inflation and commodity cost pressures.

SG&A excluding depreciation and amortization increased 2.3% organically in the period due to higher volumes and general inflation during the year, partly offset by fixed cost savings.

HILA-Ex EBITDA declined organically by R$64.1 million and reported a loss of R$86.2 million in the year.

Full year 2008 Results May 6, 2009 Page 8

Latin America South (LAS) - Quinsa Consolidated

Quinsa organic volume growth was 10.4% in FY 2008 with all countries delivering good volume improvement. Quinsa delivered EBITDA amounting to R$1,437.2 million in the year with impressive organic growth of 39.6%.

EBITDA margin expanded 280 bps on an organic basis to 43.5%, driven by strong revenue management and continuous fixed cost savings in the period, which helped partly offset commodities and labor inflation pressures.

Quinsa Consolidated Total			Currency			% As	%
R$ million	FY07	Scope	Translation	Organic	FY08	Reported	Organic
Volume ('000 hl)	30,524.2		-	3,173.6	33,697.8	10.4%	10.4%
Net Revenue	2,673.4		(187.2)	814.1	3,300.4	23.5%	30.5%
Net Revenue/hl	87.6		(5.6)	15.9	97.9	11.8%	18.2%
COGS	(1,132.0)		89.9	(353.2)	(1,395.3)	23.3%	31.2%
COGS/hl	(37.1)		2.7	(7.0)	(41.4)	11.7%	18.8%
Gross Profit	1,541.4		(97.2)	460.8	1,905.1	23.6%	29.9%
Gross Margin	57.7%				57.7%	10 bps	-20 bps
SG&A excl. deprec.&amort.	(584.3)		40.8	(122.1)	(665.7)	13.9%	20.9%
SG&A deprec.&amort.	(67.0)		4.8	0.5	(61.6)	-7.9%	-0.7%
SG&A Total	(651.3)		45.6	(121.6)	(727.3)	11.7%	18.7%
Other operating income/expenses	(31.8)		(0.5)	57.0	24.7	-177.8%	-179.3%
Normalized EBIT	858.4	-	(52.1)	396.2	1,202.5	40.1%	46.2%
Normalized EBIT Margin	32.1%				36.4%	430 bps	390 bps
Normalized EBITDA	1,076.6		(66.2)	426.8	1,437.2	33.5%	39.6%
Normalized EBITDA Margin	40.3%				43.5%	330 bps	280 bps

Full year 2008 Results May 6, 2009 Page 9

Quinsa Beer

Quinsa Consolidated - Beer			Currency			% As	%
R$ million	FY07	Scope	Translation	Organic	FY08	Reported	Organic
Volume ('000 hl)	18,317.8		-	2,109.5	20,427.3	11.5%	11.5%
Net Revenue	1,898.6		(108.7)	586.3	2,376.2	25.2%	30.9%
Net Revenue/hl	103.6		(5.3)	18.0	116.3	12.2%	17.4%
COGS	(633.5)		39.6	(215.7)	(809.6)	27.8%	34.1%
COGS/hl	(34.6)		1.9	(7.0)	(39.6)	14.6%	20.2%
Gross Profit	1,265.1		(69.1)	370.6	1,566.6	23.8%	29.3%
Gross Margin	66.6%				65.9%	-70 bps	-80 bps
SG&A excl. deprec.&amort.	(419.7)		26.5	(100.5)	(493.7)	17.6%	23.9%
SG&A deprec.&amort.	(33.8)		1.9	2.6	(29.3)	-13.2%	-7.6%
SG&A Total	(453.5)		28.4	(97.9)	(523.0)	15.3%	21.6%
Other operating income/expenses	(42.6)		0.8	51.6	9.8	-122.9%	-121.0%
Normalized EBIT	769.0	-	(39.9)	324.3	1,053.4	37.0%	42.2%
Normalized EBIT Margin	40.5%				44.3%	380 bps	350 bps
Normalized EBITDA	929.5		(48.5)	346.5	1,227.5	32.1%	37.3%
Normalized EBITDA Margin	49.0%				51.7%	270 bps	240 bps

Beer volume organic growth of 11.5% reflects good volume growth in all of the Quinsa markets as a result of industry growth, market share gains in Argentina and Chile, very good performances from our premium brands and specific actions aimed at developing the beer category in the region.

The increase in net revenues per hectoliter of 17.4% was driven by price increases in line with inflation, revenue management initiatives throughout the region and higher premium brand mix.

COGS per hectoliter increased 20.2% in the period due to higher commodities and personnel-related costs, which were partly offset by higher fixed cost absorption and savings.

SG&A excluding depreciation and amortization increased 23.9% organically in the period due to increase in sales, general inflation and our continuous support behind our brands and our innovations, partly offset by ZBB savings.

Quinsa Beer EBITDA increased 37.3% in the year totaling R$1,227.5 million and margins expanded by 240 bps to 51.7%.

Full year 2008 Results May 6, 2009 Page 10

Quinsa CSD & NANC

Quinsa Consolidated - CSD&Nanc			Currency			% As	%
R$ million	FY07	Scope	Translation	Organic	FY08	Reported	Organic
Volume ('000 hl)	12,206.4		-	1,064.1	13,270.5	8.7%	8.7%
Net Revenue	774.8		(78.5)	227.8	924.1	19.3%	29.4%
Net Revenue/hl	63.5		(5.9)	12.1	69.6	9.7%	19.0%
COGS	(498.5)		50.3	(137.5)	(585.7)	17.5%	27.6%
COGS/hl	(40.8)		3.8	(7.1)	(44.1)	8.1%	17.4%
Gross Profit	276.3		(28.1)	90.3	338.5	22.5%	32.7%
Gross Margin	35.7%				36.6%	100 bps	90 bps
SG&A excl. deprec.&amort.	(164.6)		14.3	(21.6)	(172.0)	4.5%	13.1%
SG&A deprec.&amort.	(33.2)		2.9	(2.1)	(32.3)	-2.6%	6.3%
SG&A Total	(197.8)		17.2	(23.7)	(204.3)	3.3%	12.0%
Other operating income/expenses	10.9		(1.3)	5.4	15.0	37.7%	49.3%
Normalized EBIT	89.4	-	(12.2)	71.9	149.1	66.8%	80.4%
Normalized EBIT Margin	11.5%				16.1%	460 bps	450 bps
Normalized EBITDA	147.1		(17.7)	80.4	209.8	42.6%	54.6%
Normalized EBITDA Margin	19.0%				22.7%	370 bps	370 bps

CSD & NANC operations in Quinsa delivered impressive results in the year, supported by solid organic volume growth of 8.7%. This was due to a combination of good industry volumes and higher market shares in most of the different segments where the Company competes in both Argentina and Uruguay.

Organic growth in net revenue per hectoliter amounted to 19.0% due to price increases in line with inflation implemented during 2008, together with revenue management initiatives and better product and channel mix.

COGS per hectoliter increased 17.4% organically, due to the negative impacts of the higher cost of sugar, PET bottles, plastic caps and labor.

SG&A excluding depreciation and amortization increased 13.1% in the year as higher sales and general inflation were partly offset by cost management initiatives which helped to fund incremental investments in the market.

Quinsa CSD & NANC EBITDA increased 54.6% in the year totaling R$209.8 million with margins expanding 370 bps to 22.7%.

Full year 2008 Results May 6, 2009 Page 11

Canada – Labatt

Labatt Canada YTD Results R$ million	FY07	Scope	Currency Translation	Organic Growth	FY08	% As Reported	% Organic
Volume ('000 hl) - Total	11,506.6	150.4	-	90.0	11,747.0	2.1%	0.8%
Volume ('000 hl) - Domestic	9,656.3	150.4		109.2	9,915.8	2.7%	1.1%
Volume ('000 hl) - Export	1,850.3	-		(19.2)	1,831.1	-1.0%	-1.0%
Net Revenue - Total	3,830.7	39.9	(260.1)	130.4	3,740.9	-2.3%	3.4%
Net Revenue - Domestic	3,659.1	39.9	(251.6)	126.2	3,573.7	-2.3%	3.4%
Net Revenue - Export	171.6		(8.6)	4.3	167.2	-2.5%	2.5%
Net Revenue/hl - Total	332.9	(0.9)	(22.2)	8.7	318.5	-4.3%	2.6%
Net Revenue/hl - Domestic	378.9	(1.7)	(25.5)	8.7	360.4	-4.9%	2.3%
Net Revenue/hl - Export	92.7	-	(4.7)	3.3	91.3	-1.5%	3.6%
COGS	(1,160.8)	(15.9)	39.8	(83.2)	(1,220.2)	5.1%	7.2%
COGS/hl	(100.9)	(0.1)	3.5	(6.4)	(103.9)	3.0%	6.3%
Gross Profit	2,669.9	24.0	(220.4)	47.21	2,520.7	-5.6%	1.8%
Gross Margin	69.7%				67.4%	-230 bps	-110 bps
SG&A excl. deprec.&amort.	(1,302.2)	(24.5)	88.7	30.3	(1,207.7)	-7.3%	-2.3%
SG&A deprec.&amort.	(49.6)	(0.0)	4.5	(17.8)	(62.9)	26.8%	35.8%
SG&A Total	(1,351.7)	(24.5)	93.2	12.5	(1,270.6)	-6.0%	-0.9%
Other operating income/expenses	15.0	(0.2)	0.1	8.2	23.2	53.9%	54.4%
Normalized EBIT	1,333.2	(0.7)	(127.1)	67.9	1,273.3	-4.5%	5.1%
Normalized EBIT Margin	34.8%				34.0%	-80 bps	60 bps
Normalized EBITDA	1,538.2	2.6	(154.9)	95.0	1,480.9	-3.7%	6.2%
Normalized EBITDA Margin	40.2%				39.6%	-60 bps	110 bps

Total volumes increased by 0.8% versus FY 2007.  Domestic volume growth (+1.1%) was driven by industry growth of 0.5% and by market share growth of 15 bps. Net revenues per hl increased by 2.6% due to year over year price increases in line with inflation and better product mix.

COGS per hl grew by 6.3% on an organic basis as a result of double-digit growth from commodity prices, partly offset by productivity gains and ZBB savings.

SG&A excluding depreciation and amortization decreased 2.3% organically in the period due to better efficiency in our commercial programs and fixed cost savings partly offset by general inflation and increased investments to support our brands.

EBITDA increased organically by 6.2% with margin expanding by 110 bps in the year.

Full year 2008 Results May 06th, 2009 Page 12

Other Operating Income (Expenses), Net

Other operating income (expenses), net were R$383.5 million net income in FY 2008 compared to a net income of R$306.8 million in FY 2007.

This increase is a result of higher gains from disposal of property, plant and equipment and other operating income recognized during the period.

Other Operating income (expense), net	FY 08	FY 07

R$ million

Government grants	238.3	232.0
Tax credit	58.7	46.1
(Additions to)/Reversals of provisions	(29.1)	17.9
Net gain on disposal of property, plant and equipment and intangible assets	46.6	2.3
Other operating income, net	69.0	8.5

	383.5	306.8

Non-recurring items

Non-recurring items totaled R$59.2 million net expense in 2008, compared to R$72.5 million non-recurring income in 2007.

The 2008 and 2007 non-recurring restructuring charges of R$20.6 million and R$8.2 million, respectively, relate to the realignment of the structure and processes in all geographical segments.

Assets disposals in 2007 were comprised of the sale of a real state in Labatt.

In 2008, we incurred non-recurring litigation related expenses totaling R$21.6 million. During 2007 we incurred in gains totaling R$41.5 million related primarily to the reversal of provisions for tax contingencies for which the Company obtained a final favorable ruling from the tax authorities.

In 2008, M&A advisory fees expenses totaling R$17.1 million were related to expenses incurred with advisors in prospective M&A transactions.

Non-recurring items	FY 08	FY 07

R$ million

Restructuring	(20.6)	(8.2)
Assets disposals	-	39.3
Merger and acquisition activities	(17.1)	-
Disputes	(21.6)	41.5
	(59.2)	72.5

Full year 2008 Results May 6, 2009 Page 13

Net Financial Results

AmBev’s net financial result in the year was relatively stable at R$1,190.8 million expense compared to a net expense of R$1,163.0 million in FY 2007.

Financial income increased from R$236.3 million in 2007 to R$256.8 million in 2008. This increase was primarily a result of higher gains on hedging instruments that are not part of a hedge accounting relationship which totaled R$103.1 million in 2008 compared to R$55.1 million in 2007. These instruments are comprised primarily by highly liquid short-term investments that we use to hedge certain exposure but given that book value and fair value of them are substantially the same, there is no need to apply hedge accounting to them.

Financial expenses increased from R$1,399.3 million in 2007 to R$1,447.6 million in 2008. This increase was primarily a result of higher interest charges in 2008, partly offset by lower financial transactions in the year.

Gains or losses from hedge ineffectiveness normally arise from differences between our estimated vs. actual exposure in a hedgeable item as we need to purchase the item at existing market conditions at the time of the purchase.

The table below details the main items within these amounts:

Breakdown of Net Financial Results	2008	2007
R$ million

Financial income
Interest income	89.1	84.0
Dividend income, non-consolidated companies	0.2	0.0
Gains on hedging instruments that are not part of a hedge accounting relationship	103.1	55.1
Gains on non-derivative financial instruments at fair value through profit	1.4	5.8
Other financial income	63.1	91.3

Total	256.8	236.3

Financial expense
Interest expenses	(1,200.5)	(1,062.3)
Interest on contingencies	(25.8)	(85.5)
Losses on hedging instruments that are not part of a hedge accounting relationship	(124.0)	(45.2)
Losses (gains) on non-derivative financial instruments at fair value through profit or loss	45.5	(12.4)
Gains/Losses from hedge ineffectiveness	0.3	(8.0)
Taxes on financial transactions	(64.0)	(122.8)
Other financial costs	(79.0)	(63.2)

Total	(1,447.6)	(1,399.3)

Net Financial Result	(1,190.8)	(1,163.0)

Full year 2008 Results May 6, 2009 Page 14

The table below details AmBev’s consolidated debt profile:

	2008			2007
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	2,883.2	1,579.7	4,462.9	933.9	3,874.9	4,808.7
Foreign Currency	705.0	5,489.9	6,194.9	1,336.6	3,655.4	4,992.1
Consolidated Debt	3,588.2	7,069.6	10,657.8	2,270.5	7,530.3	9,800.8

Cash and Equivalents			3,298.9			2,308.2
Short-Term Investiments			0.1			174.8

Net Debt			7,358.9			7,317.8

The Company’s total net debt remained relatively flat, increasing from R$7,317.8 million in 2007 to R$7,358.9 million in FY 2008. Our cash and short-term investments position increased by R$816.0 million, while total debt increased by R$857.0 million.

Provision for Income Tax & Social Contribution

Our weighted nominal tax rate was 32.7% compared to 33.2% in 2007. The effective tax rate in 2008 was 21.8% compared to the 2007 rate of 23.0%. The main difference between these rates is the fact that during 2007 we recorded the benefit of a change in tax rates in Canada, which resulted in a non-recurring gain of R$150.6 million.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	2008	2007
R$ million

Profit before tax	6,638.0	6,578.9

Adjustment on taxable basis
Non-taxable net financial and other income	(355.8)	(217.1)
Non-taxable intercompany dividends	(0.2)	(0.0)
Goverment grant related to sales taxes	(238.3)	(244.0)
Expenses non-deductible for tax purposes	143.2	115.7
	6,186.9	6,233.5
Aggregated weighthed nominal tax rate	32.7%	33.2%
Taxes – nominal rate	(2,022.5)	(2,067.7)

Adjustment on taxes expenses
Goverment grant on income tax	134.7	137.8
Tax savings from tax credits (interest attributed to shareholders’)	337.4	368.6
Tax savings from goodwill amortization on tax books	174.0	168.7
Change in tax rate	6.1	(6.7)
Dividends withholding tax	(47.7)	(36.8)
Other tax adjustment	(30.0)	(74.0)
Expense on income tax	(1,447.8)	(1,510.1)
Effective tax rate	21.8%	23.0%

Full year 2008 Results May 6, 2009 Page 15

Minority Interest

Minority interests in AmBev’s subsidiaries totaled R$71.8 million expense in FY 2008 compared to a R$65.4 million expense in FY 2007, as a result of higher earnings from Quinsa, partly offset by our acquisition of an increased stake in Quinsa at the beginning of the year.

Net Income

AmBev posted a net income of R$4,999.2 million in the period compared to R$5,099.6 million last year. The main reason for this decrease was the increase in our income tax and social contribution expenses during the year as explained above.

Reconciliation between Normalized EBITDA and Net income

Both Normalized EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

Normalized EBITDA is calculated excluding from Net Income the following effects: (i) Provision for Income Tax and Social Contribution, (ii) Net Financial Result, (iii) Share of results of associates, (iii) Non-recurring items, and (iv) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures utilized in accounting practices in either Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	YTD 08	YTD 07
Net income	5,190.9	5,068.8
Income tax expense	1,447.2	1,510.1
Income Before Taxes	6,638.0	6,578.9
Share of results of associates	(2.3)	(4.2)
Net Financial Results	(1,190.8)	(1,163.0)
Non-recurring items	59.2	(72.5)
Normalized EBIT	7,885.7	7,665.2
Depreciation & Amortization	1,288.6	1,128.4
Normalized EBITDA	9,174.3	8,793.6

SUPPLEMENTAL FINANCIAL INFORMATION Full year 2008 Results May 6,2009 Page 16

AmBev - Segment Financial Information
Organic Results
	LAN												LAS			Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Hila-ex			Quinsa			Operations			Consolidated
	FY08	FY07%		FY08	FY07%		FY08	FY07%		FY08	FY07%		FY08	FY07%		FY08	FY07%		FY08	FY07%
Volumes (000 hl)	69,961	70,125	0.2%	25,133	24,483	2.8%	95,094	94,608	0.9%	6,424	6,278	2.3%	33,698	30,524	10.4%	11,747	11,507	0.8%	146,963	142,917	3.0%

R$ million
Net Sales	10,759.5	10,283.9	4.9%	2,299.2	2,110.9	9.0%	13,058.7	12,394.8	5.6%	613.2	680.6	-3.6%	3,300.4	2,673.4	30.5%	3,740.9	3,830.7	3.4%	20,713.2	19,579.5	8.2%
% of Total	51.9%	52.5%		11.1%	10.8%		63.0%	63.3%		3.0%	3.5%		15.9%	13.7%		18.1%	19.6%		100.0%	100.0%
COGS	(3,224.3)	(2,930.6)	10.0%	(956.9)	(971.7)	-1.7%	(4,181.2)	(3,902.2)	7.1%	(421.0)	(404.1)	12.0%	(1,395.3)	(1,132.0)	31.2%	(1,220.2)	(1,160.8)	7.2%	(7,217.6)	(6,599.2)	11.5%
% of Total	44.7%	44.4%		13.3%	14.7%		57.9%	59.1%		5.8%	6.1%		19.3%	17.2%		16.9%	17.6%		100.0%	100.0%
Gross Profit	7,535.3	7,353.4	2.9%	1,342.3	1,139.2	18.1%	8,877.6	8,492.6	4.9%	192.2	276.4	-26.5%	1,905.1	1,541.4	29.9%	2,520.7	2,669.9	1.8%	13,495.5	12,980.4	6.6%
% of Total	55.8%	56.7%		9.9%	8.8%		65.8%	65.4%		1.4%	2.1%		14.1%	11.9%		18.7%	20.6%		100.0%	100.0%
SG&A	(3,095.4)	(2,771.1)	12.1%	(516.5)	(478.3)	8.1%	(3,611.8)	(3,249.4)	11.5%	(383.6)	(369.5)	4.7%	(727.3)	(651.3)	18.7%	(1,270.6)	(1,351.7)	-0.9%	(5,993.3)	(5,622.0)	8.9%
% of Total	51.6%	49.3%		8.6%	8.5%		60.3%	57.8%		6.4%	6.6%		12.1%	11.6%		21.2%	24.0%		100.0%	100.0%
Other operating income/expenses	221.9	255.8	-13.2%	87.6	69.1	26.8%	309.5	324.9	-4.7%	26.1	(1.4)	-1554.7%	24.7	(31.8)	-179.3%	23.2	15.0	54.4%	383.5	306.8	23.2%
% of Total	59.2%	62.9%		11.5%	9.6%		70.7%	72.5%		-2.2%	-1.3%		15.3%	11.0%		16.2%	17.7%		100.0%	100.0%
Normalized EBIT	4,661.8	4,838.1	-3.2%	913.4	730.0	25.3%	5,575.2	5,568.1	0.5%	(165.3)	(94.5)	73.4%	1,202.5	858.4	46.2%	1,273.3	1,333.2	5.1%	7,885.7	7,665.2	5.5%
% of Total	59.1%	63.1%		11.6%	9.5%		70.7%	72.6%		-2.1%	-1.2%		15.2%	11.2%		16.1%	17.4%		100.0%	100.0%
Normalized EBITDA	5,286.5	5,370.2	-1.2%	1,055.9	823.9	28.3%	6,342.4	6,194.1	2.7%	(86.2)	(15.4)	nm	1,437.2	1,076.6	39.6%	1,480.9	1,538.2	6.2%	9,174.3	8,793.6	7.1%
% of Total	57.6%	61.1%		11.5%	9.4%		69.1%	70.4%		-0.9%	-0.2%		15.7%	12.2%		16.1%	17.5%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-30.0%	-28.5%		-41.6%	-46.0%		-32.0%	-31.5%		-68.7%	-59.4%		-42.3%	-42.3%		-32.6%	-30.3%		-34.8%	-33.7%
Gross Profit	70.0%	71.5%		58.4%	54.0%		68.0%	68.5%		31.3%	40.6%		57.7%	57.7%		67.4%	69.7%		65.2%	66.3%
SG&A	-28.8%	-26.9%		-22.5%	-22.7%		-27.7%	-26.2%		-62.6%	-54.3%		-22.0%	-24.4%		-34.0%	-35.3%		-28.9%	-28.7%
Other operating income/expenses	2.1%	2.5%		3.8%	3.3%		2.4%	2.6%		4.3%	-0.2%		0.7%	-1.2%		0.6%	0.4%		1.9%	1.6%
Normalized EBIT	43.3%	47.0%		39.3%	35.1%		42.4%	45.3%		-27.9%	-14.5%		36.2%	32.0%		33.9%	35.8%		37.8%	39.5%
Normalized EBITDA	49.1%	52.2%		45.5%	39.6%		48.2%	50.3%		-15.0%	-2.9%		43.3%	40.1%		39.5%	40.3%		44.0%	45.1%

Per Hectoliter - Reported (R$/hl)
Net Sales	153.8	146.7	4.9%	91.5	86.2	6.1%	137.3	131.0	4.8%	95.5	108.4	-11.9%	97.9	87.6	11.8%	318.5	332.9	-4.3%	140.9	137.0	2.9%
COGS	(46.1)	(41.8)	10.3%	(38.1)	(39.7)	-4.1%	(44.0)	(41.2)	6.6%	(65.5)	(64.4)	1.8%	(41.4)	(37.1)	11.7%	(103.9)	(100.9)	3.0%	(49.1)	(46.2)	6.4%
Gross Profit	107.7	104.9	2.7%	53.4	46.5	14.8%	93.4	89.8	4.0%	29.9	44.0	-32.0%	56.5	50.5	11.9%	214.6	232.0	-7.5%	91.8	90.8	1.1%
SG&A	(44.2)	(39.5)	12.0%	(20.6)	(19.5)	5.2%	(38.0)	(34.3)	10.6%	(59.7)	(58.9)	1.4%	(21.6)	(21.3)	1.2%	(108.2)	(117.5)	-7.9%	(40.8)	(39.3)	3.7%
Other operating income/expenses	3.2	3.6	-13.1%	3.5	2.8	23.5%	3.3	3.4	-5.2%	4.1	(0.2)	-1970.3%	0.7	(1.0)	-170.5%	2.0	1.3	50.8%	2.6	2.1	21.5%
Normalized EBIT	66.6	69.0	-3.4%	36.3	29.8	21.9%	58.6	58.9	-0.4%	(25.7)	(15.0)	71.0%	35.7	28.1	26.9%	108.4	115.9	-6.4%	53.7	53.6	0.0%
Normalized EBITDA	75.6	76.6	-1.3%	42.0	33.7	24.8%	66.7	65.5	1.9%	(13.4)	(2.4)	448.9%	42.7	35.3	20.9%	126.1	133.7	-5.7%	62.4	61.5	1.5%

SUPPLEMENTAL FINANCIAL INFORMATION Full year 2008 Results May 6,2009 Page 17

CONSOLIDATED BALANCE SHEET
R$ million	2008	2007
Assets
Non-Current Assets
Property, plant and equipment	7,304.6	6,047.5
Goodwill	17,912.4	17,180.6
Intangible assets	2,492.9	2,042.6
Investments in associates	30.4	22.5
Investment securities	317.4	240.6
Deferred tax assets	1,817.8	1,841.4
Employee benefits	19.9	18.5
Trade and other receivables	2,624.2	2,809.0
Total Non-Current Assets	32,519.6	30,202.7

Current assets
Investment securities	0.1	174.8
Inventories	2,018.1	1,450.9
Income tax receivable	479.7	528.9
Trade and other receivables	3,428.7	2,912.2
Cash and cash equivalents	3,298.9	2,308.2
Assets held for sale	67.9	102.6
	9,293.3	7,477.7

Total Assets	41,813.0	37,680.4

Equity and Liabilities
Equity
Paid-in capital	6,602.0	6,105.2
Reserves	321.5	(944.7)
Retained earnings	13,864.0	12,959.4
Equity attributable to equity holders of AmBev	20,787.5	18,120.0
Minority interests	224.1	506.7

Total Non-Current Liabilities
Interest-bearing loans and borrowings	7,069.6	7,530.3
Employee benefits	784.3	814.1
Deferred tax liabilities	821.2	697.2
Trade and other payables	626.4	665.5
Provisions	962.9	950.1
	10,264.3	10,657.3

Current liabilities
Bank overdrafts	18.8	67.3
Interest-bearing loans and borrowings	3,588.2	2,270.5
Income tax payable	680.8	844.2
Trade and other payables	6,147.5	5,131.1
Provisions	101.8	83.2
	10,537.1	8,396.4

Total equity and liabilities	41,813.0	37,680.4

SUPPLEMENTAL FINANCIAL INFORMATION Full year 2008 Results May 6,2009 Page 18

CONSOLIDATED STATEMENT OF OPERATIONS
	2008	2007

Net Sales	20,713.2	19,579.5
Cost of sales	(7,217.6)	(6,599.2)
Gross profit	13,495.5	12,980.4

Sales and marketing expenses	(4,992.9)	(4,645.7)
Administrative expenses	(1,037.0)	(1,012.9)
Other operating income/(expense), net.	383.5	306.8

Income from operations before non-recurring items	7,885.7	7,665.2

Non-recurring items above EBIT	(59.2)	72.5

Operating Income (EBIT)	7,826.5	7,737.8

Net Finance Cost	(1,190.8)	(1,163.1)
Share of results of associates	2.3	4.2

Income before income tax	6,638.0	6,578.9
Income tax expense	(1,447.2)	(1,510.1)

Net Income	5,190.9	5,068.8
Attributable to:	-	4.2
Equity holders of AmBev	5,119.1	5,003.4
Minority interest	71.8	65.4

Nº of basic share outstanding (millions)	557.0	568.4
Nº of diluted share outstanding (millions)	607.4	662.1

Basic earnings per share – preferred	9.6	9.2
Basic earnings per share – common	8.8	8.4
Diluted earnings per share– preferred	8.8	7.9
Diluted earnings per share– common	8.0	7.2

SUPPLEMENTAL FINANCIAL INFORMATION Full year 2008 Results May 6,2009 Page 19

CONSOLIDATED STATEMENT OF CASH FLOWS
	2008	2007
R$ million
Cash Flows from Operating Activities
Net income for the period	5,190.9	5,068.9
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation, amortization and impairment	1,290.7	1,084.9
Impairment losses on receivables and inventories	56.0	37.2
Additions/(reversals) in provisions and employee benefits	190.8	111.0
Net financing cost	1,190.8	1,163.1
Other non-cash items included in the profit	7.8	46.9
Loss/(gain) on sale of property, plant and equipment and intangible assets	(20.0)	(3.1)
Loss/(gain) on assets held for sale	(26.6)	0.8
Equity-settled share-based payment expense	57.8	38.7
Income tax expense	1,447.2	1,510.1
Share of result of associates	(2.3)	(4.2)
Cash flow from operating activities before changes in working capital and use of provisions	9,383.1	9,054.1
Decrease/(increase) in trade and other receivables	(202.5)	(144.9)
Decrease/(increase) in inventories	(395.3)	20.1
Increase/(decrease) in trade and other payables	710.9	200.6
Cash generated from operations	9,496.2	9,129.9
Interest paid	(976.9)	(1,389.6)
Interest received	92.6	76.6
Income tax paid	(1,579.4)	(608.0)
Cash flow from operating activities	7,032.6	7,209.0
Proceeds from sale of property, plant and equipment	53.9	193.3
Proceeds from sale of intangible assets	18.1	8.7
Repayments of loans granted	0.7	13.9
Acquisition of subsidiaries, net of cash acquired	-	(432.7)
Purchase of minority interests	(691.9)	1.2
Acquisition of property, plant and equipment	(1,782.0)	(1,497.4)
Acquisition of intangible assets	(175.3)	(88.0)
Net proceeds/(acquisition) of investments securities	231.4	(352.0)
Net proceeds/(acquisition) of other assets	135.3	8.7
Payment of loan granted	(4.2)	(2.5)
Cash flow from investing activities	(2,214.1)	(2,146.8)
Proceeds from the issuance of shares capital	55.7	128.3
Proceeds from borrowings	6,502.8	8,486.3
Repayment of borrowings	(6,545.4)	(7,689.7)
Proceeds/repurchase of treasury shares	(600.6)	(2,992.0)
Cash net finance costs other than interests	(605.7)	(120.9)
Payment of finance lease liabilities	(10.8)	(4.7)
Dividend and interest on own capital paid	(2,801.8)	(2,053.8)
Cash flow from financing activities	(4,005.7)	(4,246.5)

Net increase/(decrease) in cash and cash equivalents	812.7	815.7

Cash and cash equivalents less bank overdrafts at beginning of year	2,240.9	1,488.3

Effect of exchange rate fluctuations	226.4	(63.1)

Cash and cash equivalents less bank overdrafts at end of year	3,280.0	2,240.9

SUPPLEMENTAL FINANCIAL INFORMATION Full year 2008 Results May 6,2009 Page 20

Reconciliation between our Normalized EBITDA under BR GAAP and IFRS

In order to provide the reader of this press release a comprehensive basis of the differences in our performance under newly adopted IFRS when compared to previously adopted BR GAAP, we have included a reconciliation of the income statement lines through our Normalized EBITDA by business unit.

This reconciliation is for reference only and should only be read in conjunction with our IFRS financial statements as filed with the CVM and the SEC that provide a detailed description of the main accounting differences between BR GAAP and IFRS.

Upon adoption of IFRS, we have made reclassifications in our income statement to enhance the presentation of our financial information, as below. Because these are not differences in accounting but rather a change in reporting, we have presented this item as a reclassification into Normalized EBITDA in our reconciliation.

1.
Provision for Contingencies: Under BR GAAP, these provisions were reported as one line item and not included in our EBITDA calculation. Under IFRS, they will be reported according to the nature of the contingency, except for indirect tax contingencies that will be recorded as other operating income (expenses).

2.
Other operating income (expense): Upon the adoption of IFRS, other operating income (expense), net is now included in our EBITDA for reporting purposes. Any adjusting entries related to items included in this line under BR GAAP (i.e. goodwill amortization and translation gains or losses) are subsequently entered in the corresponding column if and when applicable.

3.	Provision for profit sharing and bonuses will be reported as SG&A for IFRS reporting purpose and, therefore, impact our EBITDA calculation for reporting purposes.
4.
Revenue from the sale of by-products (resulting from the production process) reported as net sales under BR GAAP are no recorded as Cost of Sales in IFRS as these are considered as a recovery of costs incurred during the brewing process.

5.	Expenditures with transportation between our plants and our distribution centers, recorded in COGS for BR GAAP are presented in “Sales and marketing expenses” for IFRS.

The main accounting differences between BR GAAP and IFRS applicable for AmBev are:

1.
Cumulative Translation Adjustment (CTA): Until 2007, translation gains or losses from changes in exchange rates on foreign investments were recorded in earnings under BR GAAP. Beginning in 2008, BR GAAP adopted accounting standards similar to IFRS which determines these translation gains or losses be recorded in equity as unrealized gains or losses and, as a result, this adjustment was no longer applicable.

2.
Depreciation expenses: Under IFRS, property, plant and equipment acquired in connection with a business combination are recorded at fair value which then becomes the new accounting basis. Under BR GAAP, property, plant and equipment are recorded at historic cost, less depreciation.  As part of our transition to IFRS, we elected to take the business combination exemption under IFRS 1, which allows us to restate, only those assets acquired in connection with business combinations that occurred on or after January 1, 2005.

3.
Share-based compensation cost: Until 2007, BR GAAP provided no reference on how to account for share based compensation costs. Beginning in 2008 BR GAAP adopted accounting standards similar to IFRS which determines that options granted to employees are valued using an option pricing model and the fair value of these options are recorded in earnings over the estimated service period for these employees and, as a result, this adjustment was no longer applicable. The Company applied IFRS 2 share-based payment to equity instruments that were granted after November 7, 2002 that had not yet vested on January 1, 2007.

SUPPLEMENTAL FINANCIAL INFORMATION Full year 2008 Results May 6,2009 Page 21

4.
Goodwill amortization: For BR GAAP goodwill is the difference between the consideration paid and the book value of the acquired assets. Goodwill is amortized based on the useful life of the asset acquired for a period not to exceed ten years.  Under IFRS, goodwill is the difference between the consideration paid and the fair value of the assets acquired. Goodwill is not amortized but rather it is assessed for impairment annually.

5.
Pension and Other post-retirement benefits: Under BR GAAP, we adopted Deliberação CVM Nº 371 to recognize pension benefits liabilities and other post-retirement benefits in our financial statements. The main differences resulting in a reconciling item are a result of different implementation period for IAS 19.

6.
Other adjustments: Management made several minor adjustments and reclassifications to improve the quality of the information disclosed which are not material in the overall presentation of these financial information under IFRS and therefore have not been separately disclosed.

SUPPLEMENTAL FINANCIAL INFORMATION Full year 2008 Results May 6,2009 Page 22

BR GAAP x IFRS Reconciliation – FY 2008

AmBev Results	BRGAAP - YTD08	Reclassification	BR GAAP Reclassified	CTA	Depreciation	Stock Options	Goodwill	Pension and OPEB	Other	Total adjustments	IFRS
NET SALES	20,899.5	4.9	20,904.4						(191.2)	(191.2)	20,713.2

COGS	(7,163.8)	17.0	(7,146.9)		(36.7)			4.6	(38.7)	(70.7)	(7,217.6)

GROSS PROFIT	13,735.6	21.9	13,757.5		(36.7)			4.6	(229.9)	(261.9)	13,495.5

SG&A	(8,009.4)	(180.8)	(8,190.2)		90.4	13.7	2,063.6	(1.9)	31.0	2,196.9	(5,993.3)
SG&A (excl. deprec.&amort.)	(5,232.7)	(162.8)	(5,395.5)			13.7	(36.6)	(1.9)	15.8	(9.0)	(5,404.4)
Deprec. and amort.	(2,776.7)	(18.0)	(2,794.7)		90.4		2,100.3		15.2	2,205.8	(588.9)

Other operating income/expenses		171.8	171.8		29.6		36.3		145.8	211.7	383.5

Normalized EBIT	5,726.2	12.9	5,739.1		83.2	13.7	2,100.0	2.8	(53.1)	2,146.6	7,885.7

Normalized EBITDA	9,006.8	205.7	9,212.5		29.6	13.7	(0.3)	2.8	81.3	127.1	9,339.6

Brazil Results	BRGAAP - YTD08	Reclassification	BR GAAP Reclassified	CTA	Depreciation	Stock Options	Goodwill	Pension and OPEB	Other	Total adjustments	IFRS
NET SALES	13,090.8		13,090.8						(32.1)	(32.1)	13,058.7

COGS	(4,148.2)		(4,148.2)		(7.7)				(25.3)	(32.9)	(4,181.2)

GROSS PROFIT	8,942.6		8,942.6		(7.7)				(57.3)	(65.0)	8,877.6

SG&A	(4,188.6)	(165.3)	(4,353.9)			13.7	692.2	(14.1)	50.2	742.1	(3,611.8)
SG&A (excl. deprec.&amort.)	(3,029.1)	(165.3)	(3,194.5)			13.7		(14.1)	10.2	9.8	(3,184.7)
Deprec. and amort.	(1,159.4)		(1,159.4)				692.2		40.0	732.3	(427.2)

Other operating income/expenses		157.7	157.7						151.9	151.9	309.5

Normalized EBIT	4,754.0	(7.7)	4,746.3		(7.7)	13.7	692.2	(14.1)	144.8	828.9	5,575.2

Normalized EBITDA	6,124.8	157.7	6,282.5			13.7		(14.1)	60.3	225.2	6,507.7

SUPPLEMENTAL FINANCIAL INFORMATION Full year 2008 Results May 6,2009 Page 23

Quinsa Results	BRGAAP - YTD08	Reclassification	BR GAAP Reclassified	CTA	Depreciation	Stock Options	Goodwill	Pension and OPEB	Other	Total adjustments	IFRS
NET SALES	3,433.5		3,433.5						(133.1)	(133.1)	3,300.4

COGS	(1,356.9)		(1,356.9)		(7.0)				(31.4)	(38.4)	(1,395.3)

GROSS PROFIT	2,076.6		2,076.6		(7.0)				(164.5)	(171.5)	1,905.1

SG&A	(824.3)		(824.3)		67.8		86.7		(57.5)	97.0	(727.3)
SG&A (excl. deprec.&amort.)	(633.3)		(633.3)						(32.3)	(32.3)	(665.7)
Deprec. and amort.	(191.0)		(191.0)		67.8		86.7		(25.1)	129.3	(61.6)

Other operating income/expenses		(9.5)	(9.5)		29.6				4.6	34.2	24.7

		-
Normalized EBIT	1,252.2	(9.5)	1,242.8		90.4		86.7		(217.4)	(40.3)	1,202.5

Normalized EBITDA	1,552.5		1,552.5		29.6				(144.9)	(115.3)	1,437.2

Hila-ex Results	BRGAAP - YTD08	Reclassification	BR GAAP Reclassified	CTA	Depreciation	Stock Options	Goodwill	Pension and OPEB	Other	Total adjustments	IFRS
NET SALES	622.6	4.9	627.5						(14.3)	(14.3)	613.2

COGS	(428.8)	17.0	(411.9)		(21.4)				12.3	(9.1)	(421.0)

GROSS PROFIT	193.7	21.9	215.6		(21.4)				(2.0)	(23.4)	192.2

SG&A	(397.0)	(15.4)	(412.4)		22.6				6.3	28.8	(383.6)
SG&A (excl. deprec.&amort.)	(355.1)	2.6	(352.5)						6.1	6.1	(346.4)
Deprec. and amort.	(41.9)	(18.0)	(59.9)		22.6				0.2	22.7	(37.2)

Other operating income/expenses		18.4	18.4				36.3		(28.7)	7.6	26.1

Normalized EBIT	(203.3)	24.9	(178.4)		1.2		36.3		(24.4)	13.1	(165.3)

Normalized EBITDA	(124.1)	42.9	(81.2)				36.3		(41.4)	(5.0)	(86.2)

SUPPLEMENTAL FINANCIAL INFORMATION Full year 2008 Results May 6,2009 Page 24

Labatt Results	BRGAAP - FY08	Reclassification	BR GAAP Reclassified	CTA	Depreciation	Stock Options	Goodwill	Pension and OPEB	Other	Total adjustments	IFRS
NET SALES	3,752.6		3,752.6						(11.7)	(11.7)	3,740.9

COGS	(1,229.9)		(1,229.9)		(0.729)			4.623	5.8	9.7	(1,220.2)

GROSS PROFIT	2,522.8		2,522.8		(0.7)			4.6	(6.0)	(2.1)	2,520.7

SG&A	(2,599.5)		(2,599.5)				1,284.7	12.2	32.0	1,328.9	(1,270.6)
SG&A (excl. deprec.&amort.)	(1,215.2)		(1,215.2)				(36.6)	12.2	31.8	7.4	(1,207.7)
Deprec. and amort.	(1,384.3)	(0.0)	(1,384.3)				1,321.3		0.2	1,321.5	(62.9)

Other operating income/expenses		5.2	5.2						18.0	18.0	23.2

Normalized EBIT	(76.7)	5.2	(71.6)		(0.7)		1,284.7	16.9	44.0	1,344.8	1,273.3

Normalized EBITDA	1,453.5	5.2	1,458.7				(36.6)	16.9	41.9	22.2	1,480.9

BR GAAP x IFRS Reconciliation – FY 2007

AmBev Results	BRGAAP - FY07	Reclassification	BR GAAP Reclassified	CTA	Depreciation	Stock Options	Goodwill	Pension and OPEB	Other	Total adjustments	IFRS
NET SALES	19,648.2	(60.8)	19,587.5						(8.0)	(8.0)	19,579.5

COGS	(6,540.9)	(2.9)	(6,543.7)		(72.7)			5.4	11.8	(55.4)	(6,599.2)

GROSS PROFIT	13,107.4	(63.6)	13,043.7		(72.7)			5.4	3.8	(63.4)	12,980.4

SG&A	(5,834.8)	(76.2)	(5,911.0)		48.3	(21.5)	285.2	(1.9)	(21.1)	289.1	(5,622.0)
SG&A (excl. deprec.&amort.)	(4,886.0)	(155.2)	(5,041.2)		(46.6)	(21.5)		(1.9)	(48.1)	(118.0)	(5,159.3)
Deprec. and amort.	(948.8)	79.0	(869.8)		94.9		285.2		27.0	407.1	(462.7)

Other operating income/expenses		(1,505.2)	(1,505.2)	204.5			1,560.2	3.8	43.5	1,812.0	306.8

Normalized EBIT	7,272.5	(1,645.0)	5,627.5	204.5	(24.3)	(21.5)	1,845.4	7.4	26.3	2,037.7	7,665.2

Normalized EBITDA	8,696.5	(1,724.0)	6,972.5	204.5	(46.6)	(21.5)	1,560.2	7.4	117.1	1,821.1	8,793.6

SUPPLEMENTAL FINANCIAL INFORMATION Full year 2008 Results May 6,2009 Page 25

Brazil Results	BRGAAP - FY07	Reclassification	BR GAAP Reclassified	CTA	Depreciation	Stock Options	Goodwill	Pension and OPEB	Other	Total adjustments	IFRS
NET SALES	12,454.5	(60.0)	12,394.6						0.3	0.3	12,394.8

COGS	(3,902.5)	(4.7)	(3,907.2)		(5.1)				10.1	5.0	(3,902.2)

GROSS PROFIT	8,552.0	(64.7)	8,487.3		(5.1)				10.4	5.3	8,492.6

SG&A	(3,458.4)	(76.2)	(3,534.6)			(21.5)	285.2	(12.9)	34.3	285.1	(3,249.4)
SG&A (excl. deprec.&amort.)	(2,709.8)	(155.2)	(2,865.0)			(21.5)		(12.9)	(0.2)	(34.6)	(2,899.6)
Deprec. and amort.	(748.6)	79.0	(669.6)				285.2		34.5	319.7	(349.8)

Other operating income/expenses		(262.0)	(262.0)	244.0			311.6		31.3	586.9	324.9

Normalized EBIT	5,093.6	(402.8)	4,690.8	244.0	(5.1)	(21.5)	596.8	(12.9)	76.0	877.4	5,568.1

Normalized EBITDA	6,014.2	(481.9)	5,532.3	244.0		(21.5)	311.6	(12.9)	140.5	661.8	6,194.1

Quinsa Results	BRGAAP - FY07	Reclassification	BR GAAP Reclassified	CTA	Depreciation	Stock Options	Goodwill	Pension and OPEB	Other	Total adjustments	IFRS
NET SALES	2,686.8		2,686.8						(13.4)	(13.4)	2,673.4

COGS	(1,083.1)		(1,083.1)		(42.5)				(6.4)	(48.9)	(1,132.0)

GROSS PROFIT	1,603.8		1,603.8		(42.5)				(19.8)	(62.3)	1,541.4

SG&A	(645.8)		(645.8)		18.9				(24.4)	(5.5)	(651.3)
SG&A (excl. deprec.&amort.)	(555.8)		(555.8)		(46.6)				18.1	(28.5)	(584.3)
Deprec. and amort.	(89.9)		(89.9)		65.4				(42.5)	23.0	(67.0)

Other operating income/expenses		(135.9)	(135.9)	(22.5)	-	-	89.6	-	37.0	104.1	(31.8)

Normalized EBIT	958.0	(135.9)	822.1	(22.5)	(23.6)		89.6		(7.2)	36.3	858.4

Normalized EBITDA	1,155.1	(135.9)	1,019.2	(22.5)	(46.6)		89.6		36.9	57.5	1,076.6

SUPPLEMENTAL FINANCIAL INFORMATION Full year 2008 Results May 6,2009 Page 26

Hila-ex Results	BRGAAP - FY07	Reclassification	BR GAAP Reclassified	CTA	Depreciation	Stock Options	Goodwill	Pension and OPEB	Other	Total adjustments	IFRS
NET SALES	680.6	(0.8)	679.8						0.7	0.7	680.6

COGS	(395.2)	1.9	(393.3)		(23.8)				13.0	(10.8)	(404.1)

GROSS PROFIT	285.4	1.1	286.5		(23.8)				13.7	(10.1)	276.4

SG&A	(402.8)	(0.0)	(402.8)		29.4				3.9	33.3	(369.5)
SG&A (excl. deprec.&amort.)	(343.4)	(0.0)	(343.4)						4.1	4.1	(339.3)
Deprec. and amort.	(59.4)		(59.4)		29.4				(0.2)	29.2	(30.2)

Other operating income/expenses		17.8	17.8	(17.1)					(2.0)	(19.123)	(1.4)

Normalized EBIT	(117.4)	18.8	(98.6)	(17.1)	5.7				15.6	4.1	(94.5)

Normalized EBITDA	(20.1)	18.8	(1.3)	(17.1)					3.1	(14.0)	(15.4)

Labatt Results	BRGAAP - FY07	Reclassification	BR GAAP Reclassified	CTA	Depreciation	Stock Options	Goodwill	Pension and OPEB	Other	Total adjustments	IFRS
NET SALES	3,826.2		3,826.2						4.4	4.4	3,830.7

COGS	(1,160.1)		(1,160.1)		(1.3)			5.4	(4.9)	(0.7)	(1,160.8)

GROSS PROFIT	2,666.1		2,666.1		(1.3)			5.4	(0.5)	3.7	2,669.9

SG&A	(1,327.856)		(1,327.9)					11.0	(34.9)	(23.869)	(1,351.7)
SG&A (excl. deprec.&amort.)	(1,277.0)		(1,277.0)					11.0	(70.0)	(59.0)	(1,336.0)
Deprec. and amort.	(50.9)		(50.9)						35.2	35.2	(15.7)

Other operating income/expenses		(1,125.0)	(1,125.0)				1,159.0	3.8	(22.8)	1,140.1	15.0

Normalized EBIT	1,338.3	(1,125.0)	213.3		(1.3)		1,159.0	20.3	(58.1)	1,119.9	1,333.2

Normalized EBITDA	1,547.3	(1,125.0)	422.3				1,159.0	20.3	(63.4)	1,115.9	1,538.2

Companhia de Bebidas das Américas - AmBev Independent auditors’ report

Independent auditors’ report
(a free translation from the original in Portuguese)

To
The Board of Directors and Shareholders of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1.
We have examined the accompanying consolidated balance sheets of Companhia de Bebidas das Américas - AmBev and its subsidiaries (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, recognized income and expenses and cash flows for the years then ended, prepared in accordance with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board – IASB, under the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements.

2.
Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by the Company’s management, as well as the presentation of the consolidated financial statements taken as a whole.

3.
In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia de Bebidas das Américas – AmBev and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations, the consolidated recognized income and expenses and the consolidated cash flows for the years then ended, in conformity with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board – IASB.

1

4.
Accounting practices adopted in Brazil vary, in certain significant respects, from International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board – IASB. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

May 5, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo	Guilherme Nunes
Contador CRC 1SP113939/O-8	Contador CRC 1SP195631/O-1

2

Consolidated financial statements for the years ended December 31, 2008 and 2007

Consolidated income statement:

(in thousands of Brazilian Reais)	Note	2008	2007
Net sales		20,713,181	19,579,512
Cost of sales		(7,217,637)	(6,599,150)
Gross profit		13,495,544	12,980,362
Sales and marketing expenses		(4,956,286)	(4,609,112)
Administrative expenses		(1,037,009)	(1,012,868)
Other operating income/(expense)	7	383,460	306,843
Income from operations before non-recurring items		7,885,709	7,665,225
Non-recurring items	8	(59,211)	72,532
Income from operations		7,826,498	7,737,757
Finance cost	11	(1,447,560)	(1,399,320)
Finance income	11	256,793	236,267
Net finance cost		(1,190,767)	(1,163,053)
Share of results of associates		2,318	4,193
Income before income tax		6,638,049	6,578,897
Income tax expense	12	(1,447,157)	(1,510,071)
Net income		5,190,892	5,068,826
Attributable to:
Equity holders of AmBev	23	5,119,100	5,003,436
Minority interest		71,792	65,390

Basic earnings per share – preferred	22	9.64	9.23
Basic earnings per share – common	22	8.77	8.39
Diluted earnings per share– preferred	22	8.82	7.88
Diluted earnings per share– common	22	8.01	7.17

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of recognized income and expenses:

(in thousands of Brazilian Reais)

	2008	2007
Exchange differences on translation of foreign operations (gains/ (losses))	1,192,924	(511,223)
Full recognition of actuarial gains and (losses)	(26,806)	(46,372)
Cash flow hedges	67,324	6,583
Net result recognized directly in equity	1,233,442	(551,012)

Net income	5,190,892	5,068,826
Total recognized income and expenses	6,424,334	4,517,814

Atributable to:
Equity holders of Ambev	6,358,997	4,458,446
Minority interests	65,337	59,368

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet:

(in thousands of Brazilian Reais)

	Note	2008	2007

Assets

Non-current assets

Property, plant and equipment	13	7,304,600	6,047,542

Goodwill	14	17,912,429	17,180,569

Intangible assets	15	2,492,898	2,042,596

Investments in associates		30,445	22,465

Investment securities	16	317,413	240,590

Deferred tax assets	17	1,817,767	1,841,388

Employee benefits	25	19,872	18,503

Trade and other receivables	19	2,624,216	2,809,040

		32,519,640	30,202,693

Current assets

Investment securities	16	67	174,806

Inventories	18	2,018,075	1,450,915

Taxes receivable		479,714	528,909

Trade and other receivables	19	3,428,672	2,912,231

Cash and cash equivalents	20	3,298,866	2,308,229

Assets held for sale	21	67,938	102,620

		9,293,332	7,477,710

Total assets		41,812,972	37,680,403

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet (continued):
(in thousands of Brazilian Reais)

	Note	2008	2007

Equity and liabilities

Equity

Issued capital	22	6,601,990	6,105,207

Reserves	22	321,530	(944,654)
Retained earnings	22	13,863,997	12,959,434
Equity attributable to equity holders of AmBev		20,787,517	18,119,987

Minority interests	22	224,060	506,692

		224,060	506,692

Non-current liabilities

Interest-bearing loans and borrowings	24	7,069,623	7,530,339

Employee benefits	25	784,290	814,141

Deferred tax liabilities	17	821,151	697,222

Trade and other payables	28	626,382	665,534

Provisions	27	962,899	950,082

		10,264,345	10,657,318

Current liabilities

Bank overdrafts	20	18,820	67,325

Interest-bearing loans and borrowings	24	3,588,204	2,270,538

Taxes payable		680,792	844,248

Trade and other payables	28	6,147,461	5,131,099

Provisions	27	101,773	83,196

		10,537,050	8,396,406

Total equity and liabilities		41,812,972	37,680,403

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flow statement:
(in thousands of Brazilian Reais)

	2008	2007
Net income	5,190,892	5,068,826
Depreciation, amortization and impairment	1,290,741	1,084,928
Impairment losses on receivables and inventories	56,040	37,164
Additions/(reversals) in provisions and employee benefits	190,800	110,962
Net financing cost	1,190,767	1,163,053
Other non-cash items included in the net income	7,785	46,935
Loss/(gain) on sale of property, plant and equipment and intangible assets	(19,956)	(3,059)
Loss/(gain) on assets held for sale	(26,598)	757
Equity-settled share-based payment expense	57,815	38,673
Income tax expense	1,447,157	1,510,071
Share of result of associates	(2,318)	(4,193)
Cash flow from operating activities before changes in working capital and use of provisions	9,383,125	9,054,117
Decrease/(increase) in trade and other receivables	(202,454)	(144,926)
Decrease/(increase) in inventories	(395,300)	20,113
Increase/(decrease) in trade and other payables	710,858	200,561
Cash generated from operations	9,496,229	9,129,865
Interest paid	(976,880)	(1,389,567)
Interest received	92,618	76,610
Income tax paid	(1,579,372)	(607,951)
Cash flow from operating activities	7,032,595	7,208,957
Proceeds from sale of property, plant and equipment	53,899	193,258
Proceeds from sale of intangible assets	18,114	8,725
Repayments of loans granted	667	13,895
Acquisition of subsidiaries, net of cash acquired	-	(432,654)
Purchase of minority interests	(691,934)	1,197
Acquisition of property, plant and equipment	(1,782,008)	(1,497,394)
Acquisition of intangible assets	(175,262)	(87,983)
Net proceeds/(acquisition) of debt securities	231,368	(352,030)
Net proceeds/(acquisition) of other assets	135,268	8,735
Payment of loan granted	(4,248)	(2,548)
Cash flow from investing activities	(2,214,136)	(2,146,799)
Proceeds from the issue of shares capital	55,662	128,334
Proceeds from borrowings	6,502,845	8,486,315
Proceeds/repurchase of treasury shares	(600,556)	(2,992,016)
Repayment of borrowings	(6,545,371)	(7,689,702)
Cash net finance costs other than interests	(605,715)	(120,867)
Payment of finance lease liabilities	(10,846)	(4,690)
Dividends paid	(2,801,761)	(2,053,837)
Cash flow from financing activities	(4,005,742)	(4,246,463)
Net increase/(decrease) in cash and cash equivalents	812,717	815,695
Cash and cash equivalents less bank overdrafts at beginning of year	2,240,904	1,488,296
Effect of exchange rate fluctuations	226,425	(63,087)
Cash and cash equivalents less bank overdrafts at end of year	3,280,046	2,240,904

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements

1. Corporate information	7
2. Statement of compliance	7
3. Summary of significant accounting policies	7
4. Transition to IFRS	26
5. Segment reporting	50
6. Acquisitions and disposals of subsidiaries	56
7. Other operating income/(expenses)	59
8. Non-recurring items	59
9. Payroll and related benefits	60
10. Additional information on operating expenses by nature	60
11. Finance cost and income	61
12. Income taxes and social contribution	64
13. Property, plant and equipment	65
14. Goodwill	66
15. Intangible assets	68
16. Investment securities	69
17. Deferred income tax and social contribution	70
18. Inventories	71
19. Trade and other receivables	71
20. Cash and cash equivalents	72
21. Assets held for sale	72
22. Changes in equity	73
23. Earnings per share	78
24. Interest-bearing loans and borrowings	83
25. Employee benefits	84
26. Share-based payments	90
27. Provisions	92
28. Trade and other payables	93
29. Risk arising from financial instruments	93
30. Operating leases	102
31. Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	102
32. Contingencies	103
33. Related parties	105
34. Reconciliation of parent company’s equity and profit	106
35. Events after the balance sheet date	108
36. Group companies	109

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - AmBev (referred to as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade and H2OH!.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

The consolidated financial statements were approved by the Board of Directors on May 05, 2009.

2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with  International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). AmBev has not early adopted any international standards that have not became effective in 2008.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These are the Company’s first IFRS Consolidated Financial Statements and IFRS 1- First Time Adoption of IFRS has been applied.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in note 4.

The Consolidated Financial Statements were prepared in accordance with IFRS standards and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) that were in force on December 31, 2008. In addition, the Company prepares and presents its Consolidated Financial Statements in accordance with the Brazilian Generally Accepted Accounting Practices (“BRGAAP”), based on the provisions included in the Brazilian Business Corporation Act and the rules issued by the Brazilian Securities and Exchange Commission (“CVM”) up to December 31, 2008 and said practices differ, in some aspects, from the IFRS. When preparing the Consolidated Financial Statements for fiscal year 2008, the Company adjusted accounting, evaluation and consolidation methods, applied in BRGAAP, in order to comply with the practices adopted in IFRS. The comparative data related to 2007 were recalculated to reflect these adjustments, except for those described in the exemption of optional accounting practices, explained in Notes 4.2. These Consolidated Financial Statements are being presented in accordance with IFRS as additional information to the BRGAAP consolidated financial statements, which will be fully replaced with IFRS Financial Statements as from the quarter to be ended on March 31, 2009, as permitted by CVM Instruction No. 457, of July 13, 2007. The reconciliation and the description of the effects of the transition from the accounting practices adopted in Brazil to the IFRS, related to equity, income and cash flow, are shown in Notes 4.3.

The consolidated financial statements are presented in thousands of Brazilian Reais (R$), rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic remeasurement), the cost approach is applied.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future period if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the consolidated financial statements and estimates with a significant risk of material adjustment in the next year are discussed hereafter.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at 1 January 2007 for the purposes of the transition to IFRS.

(b) Consolidated financial statements

Subsidiaries are those companies in which AmBev, directly or indirectly, has an interest of more than half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates are those entities in which the Company has significant influence, over the financial and operating policies but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights.

The financial statements of our subsidiaries, jointly controlled entities and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

 Jointly controlled entities are consolidated using the proportionate method of consolidation. The Company consolidates the net liabilities and the income of the companies Agrega Inteligência em Compras Ltda. (“Agrega”) and ITB - Ice Tea do Brasil Ltda. (“ITB”), in proportion to its participation in these companies.

The Company also consolidates the financial statements of the Taurus Investment SPC (“Taurus Investment”) fund, an investment fund fully controlled through the Company’s subsidiaries.

Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases.  When Ambev’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Ambev has incurred obligations in respect of the associate.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of AmBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c) Foreign Currencies

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate.  Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.  Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.  Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to reais at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation as from January 1, 2005 (see note 4.2), are translated to Brazilian Reais at foreign exchange rates ruling at the balance sheet date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Brazilian Reais at rates approximating to the foreign exchange rates ruling at the dates of the transactions. The income and expenses of foreign operations in hyperinflationary economies are translated to Brazilian Reais at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

The most important exchange rates that have been used in preparing the financial statements are:

Currency	Name	Country	Closing rate December 31,2007	Closing rate December 31,2008
CAD	Canadian Dollars	Canada	1,8046	1,9134
DOP	Dominican Pesos	Dominican Republic	0,0533	0,0661
USD	US Dollars	Ecuador and Luxemburg	1,7713	2,3370
GTQ	Guatemala’s Quetzal	Guatemala	0,2321	0,3006
PEN	Peruvian Sol	Peru	0,5909	0,7438
VEF	Venezuelan Bolivars	Venezuela	0,8240	1,0883
ARS	Argentinean Peso	Argentina	0,5621	0,6774
BOB	Bolivian	Bolivia	0,2309	0,3306
PYG	Paraguayan Guarani	Paraguay	0,0004	0,0005
UYU	Uruguayan Peso	Uruguay	0,0822	0,0959
CLP	Chilean Peso	Chile	0,0036	0,0037

(d) Intangible assets

Distribution rights

A distribution right is the right to distribute products in a certain territory. Distribution rights are recognized at cost or at fair value when acquired through a business combination.

Brands

If part of the consideration paid in a business combination is related to brands, they are recognized in a specific account of the Intangible assets group and are measured at fair value. In-house expenditures for developing a brand are recognized as expenses.

Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits of an already recognized intangible asset. All other expenditures are recognized as expenses when incurred.

Amortization

Intangible assets with finite useful lives are amortized based on the straight-line method over their estimated useful lives. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to item k below).

Goodwill

Goodwill (negative goodwill) arises on the acquisition of subsidiaries, associates and jointly controlled entities.

Acquisitions prior to  January 1, 2005
As part of its transition to IFRSs, the Company elected to restate under IFRS 3 only those business combinations that occurred on or after January 1, 2005. In respect for acquisitions prior to  January 1, 2005, goodwill represents the amount recognised under the Company’s previous consolidated financial statements accounting framework, Brazilian GAAP (“BRGAAP”).

Acquisitions on or after  January 1, 2005
For acquisitions on or after  January 1, 2005, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquirer. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which the goodwill has been allocated, may be impaired.

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to Brazilian Reais using the year-end exchange rate, excepted for the acquisitions prior to January 1, 2005 for which the company treated them as its assets.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AmBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3.

Expenditure on internally generated goodwill is expensed as incurred.

(e) Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport and the costs of dismantling and removing the items and restoring the site on witch they are located, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

Subsequent expenditure

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives, are as follows:

Buildings	25 years
Plant and equipment	10 years
Fixtures and fittings	5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.
Land is not depreciated since it is deemed to have an infinite life.

(f) Accounting for operating and finance leases

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Amortization and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned.

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(g) Investments

All investments are accounted for at trade date.

Investments in equity securities

Investments in equity securities are undertakings in which AmBev does not have significant influence or control. This is generally evidenced by ownership of less than 20 % of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value, except those related to impairment losses which are recognized in the income statement, are recognized directly in equity. On disposal of an investment, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss.

Investments in debt securities

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss respectively recognized in the income statement or directly in equity. Fair value of these investments is determined as the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement. Investments in debt securities classified as held to maturity are measured at amortized cost.

Other investments

Other investments held by the company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in equity. Impairment charges are recognized in the income statement.

(h) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

(i) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An impairment loss is recorded for an amount considered sufficient by management to cover probable losses in the realization of receivables.

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demandable deposits. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(k) Impairment of assets

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite life are tested for impairment annually. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

The recoverable amount of the company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

Impairment testing of intangible assets with an indefinite useful life is primarily based on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

For goodwill, the recoverable amount of the cash generating units to which the goodwill belongs is based on a fair value approach. More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. As regards the level of goodwill impairment testing, AmBev’s overall approach is to test goodwill at the cash generating unit level, as defined by IAS 36 Impairment of Assets.

Reversal of impairment losses

Impairment losses in respect of goodwill or investments in equity securities are not reversed. Impairment losses on other assets are reversed if the subsequent increase in their recoverable amount is related to specific events occurring after the impairment testing. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(l) Share capital

Shares rights

Our preferred shares are non-voting but have priority in the return of capital in the event of liquidation. Our common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35 % of our net income determined under Brazilian GAAP, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders’ equity. Preferred shares are entitled to a dividend premium of 10 % over that received by the common shareholders.

Repurchase of shares

When AmBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

Dividends

Dividends are recorded in liabilities in the period in which they are declared.

(m) Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) when a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks of the liability.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced publicly. Expenditures related to the Company’s on-going activities are not provided for.

(n) Employee benefits

Post-employment benefits include pension benefits, dental and health care. The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and Canada. Usually, pension plans are funded by payments made both by the Company and its employees, taking into account the recommendations of independent actuaries. AmBev maintains funded and unfunded plans.

Defined contribution plans

Contributions to these plans are recognized as expenses in the period in which they are incurred.

Defined benefit plans

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of any plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the current value of the estimated future cash outflows using a discount rate equivalent to the bond rates with maturity terms similar to those of the obligation, less any past service cost not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in equity.

Where the calculated amount of a defined benefit plan liability is negative (an asset), AmBev recognizes such pension asset to the extent of any unrecognized past service costs plus any economic benefits available to AmBev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide  health care benefits, reimbursement of expenses with drugs and other benefits to certain retirees who retired in the past. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Bonuses

Bonuses granted to employees and managers are based on financial performance indicators. The estimated amount of the bonus is recognized as an expense in the period in which the bonus is earned. Bonuses paid in shares are treated as share-based payments.

(o) Share-based payments

Different share and share option programs allow the Company’s senior management and members of the board to acquire shares of the Company. AmBev adopted IFRS 2 Share-based Payment to all programs granted after November 7, 2002 that had not yet vested on January 1, 2007. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

(p) Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis.

(q) Trade and other payables

Trade and other payables are recognized at amortized cost.

(r) Income tax and social contribution

Income tax and social contribution comprise current and deferred tax. Income tax and social contribution are recognized in the income statement, except if related to items recognized directly in equity, in which case, the tax effect is also recognized directly in equity. Companies have the option to distribute interest attributed to shareholders’ calculated based on the long-term interest rate (TJLP) on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed. The income tax effect of interest attributable to shareholders’ is recorded as income tax expense in the income statement, when declared.

Current tax is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

According to IAS 12 Income Taxes, deferred taxes are recognized using the balance sheet liability method. This means that, taking into account the IAS 12 requirements, a deferred tax liability or asset is recognized for all taxable and deductible differences between the tax and accounting bases of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax is recognized: (i) when recognizing goodwill; (ii) at the initial recognition of assets or liabilities arising from a transaction other than a business combination; and (iii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantively enacted tax rates.

The deferred tax asset is recognized only to the extent that it is likely that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable profits will occur.

(s) Income Recognition

Income  is recognized when it is probable that the benefits associated with a transaction will flow to the  company and the income can be measured reliably.

Goods sold

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and discounts for cash payments.

Rental and royalty revenue

Rental revenue is recognized under other operating income on a straight-line basis over the term of the lease. Royalties are also recognized in other operating income on an accrual basis in accordance with the substance of the relevant contract.

Government grants

Government grants are recognized in the balance sheet as deferred income when there is reasonable assurance that it will be received and that the Company will comply with all the conditions attached to it. Grants that compensate the Company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses related to it are incurred.

 Finance income

Finance income consists of interest received or receivable on funds invested, dividends received, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness.

Interest income is recognized for the accrual period unless collectability is in doubt. Dividend income is recognized in the income statement in the year in which the dividend is declared.

(t) Expenses

Royalty expenses

Royalties paid to companies which do not form part of the consolidated financial statements are recognized as cost of sales.

Finance costs

Finance costs consist of interest payable on borrowings calculated based on the effective interest rate, foreign exchange losses, currency losses net of gains with currency hedging instruments, income from interest hedging instruments, losses from hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, as well as any losses from hedge ineffectiveness.

All interest and other costs incurred related to borrowings or financial transactions are recognized as finance costs. The interest related to finance leases is recognized in the income statement, using the effective interest rate.

Research and development, marketing and system development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and system development costs are expended in the year in which these costs are incurred, if they do not meet the criteria for capitalization.

Non-recurring items

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

(u) Derivative financial instruments

AmBev uses derivative financial instruments in order to hedge against risks related to foreign currency, interest rates and commodity prices. AmBev’s financial risk management policy forbids the use of derivative financial instruments for speculative purposes. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria defined in IAS 39 Financial Instruments: Recognition and Measurement are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be realized and the liability settled, between knowledgeable parties, in an arm’s length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are remeasured taking into account their fair value on the financial statements date. Depending on the type of instrument, whether cash flow hedging or fair value hedging, the changes in their fair value are recognized both in the income statement and in equity.

The concept of cash flow hedge is applied to all instruments that meet the hedge accounting requirements defined in IAS 39, e.g., the maintenance of the documentation required and the effectiveness of the hedge.

Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves).  When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability.  When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is reclassified into the income statement immediately.

Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

(v) Segment reporting

AmBev’s primary segment reporting format is geographical because our risks and rates of return are affected primarily by the fact that we operate in different geographical areas. The Company’s management structure and its internal reporting system to the board of directors is also set forth this way. A geographical segment is an identifiable component of the Company engaged in providing products and services within a particular economic environment, subject to risks and returns that are different from other components. According to IAS 14 Segment Reporting, AmBev’s geographical segments are: Latin America North (consisting of the operations in Brazil and in the countries in the northern portion of Latin America), Latin America South (consisting of the operations of Quilmes and in the countries of the Southern Cone) and Canada (consisting of the operations of Labatt in Canada). The Company’s assets are primarily located in the same geographical areas.

The businesses of the Company and its subsidiaries are substantially based on the sale of beer. However, the non-alcoholic beverage segment exceeds the limit of 10% of total revenues to third parties. Therefore, this segment is reported as a secondary segment.

(w) Non-current assets held for sale

AmBev classifies non-current assets as held for sale when the residual value of a given asset will be recovered through a sale transaction rather than through continuing use. Immediately after the classification as held for sale, these assets are measured based on what is lower of their residual value and their fair value less cost to sell. Any impairment loss is recognized in the income statement, as well as any subsequent gains or losses at their remeasurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(x) Recently issued accounting standards

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2008 and have not been applied in preparing these consolidated financial statements.

IFRS 8 OPERATING SEGMENTS

IFRS 8 Operating Segments  introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for AmBev’s 2009 financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by AmBev’s Chief Operating Decision Makers in order to assess each segment’s performance and to allocate resources to them. Currently AmBev presents segment information in respect of its geographical and business segments.  We do not expect that IFRS 8 will trigger a material change to our current segment reporting.

REVISED IAS 23 BORROWING COSTS

Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for AmBev’s 2009 financial statements and will constitute a change in accounting policy for AmBev. In accordance with the transitional provisions AmBev will apply the revised IAS 23 to qualifying assets for which capitalization of borrowing costs commences on or after the effective date of the standard.  We do not expect any material impact on our consolidated financial statements.

IFRIC 13 CUSTOMER LOYALTY PROGRAMS

IFRIC 13 Customer Loyalty Programs addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for AmBev’s 2009 financial statements, is not expected to have any material impact on our consolidated financial statements.

REVISED IAS 1 PRESENTATION OF FINANCIAL STATEMENTS (2007)

Revised IAS 1 Presentation of Financial Statements (2007) introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. Revised IAS 1, which becomes mandatory for AmBev’s 2009 consolidated financial statements, is not expected to have an impact on the presentation of the consolidated financial statements. AmBev plans to provide total comprehensive income in an income statement and a separate single statement of other comprehensive income for its 2009 consolidated financial statements.

AMENDMENTS TO IAS 32 FINANCIAL INSTRUMENTS: PRESENTATION AND IAS 1 PRESENTATION OF FINANCIAL STATEMENTS – PUTTABLE FINANCIAL INSTRUMENTS AND OBLIGATIONS ARISING ON LIQUIDATION

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation requires puttable instruments, and instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, to be classified as equity if certain conditions are met. The amendments, which become mandatory for AmBev’s 2009 consolidated financial statements, with retrospective application required, are not expected to have any material impact on our consolidated financial statements.

REVISED IFRS 3 BUSINESS COMBINATIONS (2008)

Revised IFRS 3 Business Combinations (2008) incorporates the following changes that are likely to be relevant to AmBev’s operations:
•	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.
•	Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss.
•	Transaction costs, other than share and debt issue costs, will be expensed as incurred.
•	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss.

•
Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Revised IFRS 3, which becomes mandatory for AmBev’s 2010 consolidated financial statements, will be applied prospectively and therefore there will be no impact on prior periods in AmBev’s 2010 consolidated financial statements.

AMENDED IAS 27 CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (2008)

Amended IAS 27 Consolidated and Separate Financial Statements (2008) requires accounting for changes in ownership interests by AmBev in a subsidiary, while maintaining control, to be recognized as an equity transaction. When AmBev loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss. The amendments to IAS 27, which become mandatory for AmBev’s 2010 consolidated financial statements, are not expected to have any material impact on our consolidated financial statements.

AMENDMENT TO IFRS 2 SHARE-BASED PAYMENT – VESTING CONDITIONS AND CANCELLATIONS

Amendment to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations clarifies the definition of vesting conditions, introduces the concept of non-vesting conditions, requires non-vesting conditions to be reflected in grant-date fair value and provides the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2, that will become mandatory for AmBev’s 2009 consolidated financial statements, with retrospective application, are not expected to have any material impact on our consolidated financial statements.

IFRIC 14 THE LIMIT ON A DEFINED BENEFIT ASSET, MINIMUM FUNDING REQUIREMENTS AND THEIR INTERACTION

IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies that availability of pension assets is the case when, at the balance sheet date, there is an unconditional right to the surplus now or in the future by means of reimbursements and/or reductions in future contributions. Minimum funding requirements may have an impact on the availability. IFRIC 14, which becomes mandatory for AmBev’s 2009 consolidated financial statements, with limited retrospective application, is not expected to have any material impact on our consolidated financial statements.

IFRIC 15 AGREEMENTS FOR THE CONSTRUCTION OF REAL ESTATE

IFRIC 15 Agreements for the Construction of Real Estate concludes that revenues for real estate construction projects will have to be recognized using the completed contract method in many cases, except for specific situations where the percentage of completion method of revenue recognition can be applied. This is the case when a contract relates to the sale of assets, but during the construction of these assets revenue recognition criteria are met on a continuous basis (in relation to the completed part of the project). IFRIC 15, which becomes mandatory for AmBev’s 2009 consolidated financial statements, with retrospective application, is not expected to have any material impact on our consolidated financial statements.

IFRIC 16 HEDGES OF A NET INVESTMENT IN A FOREIGN OPERATION

IFRIC 16 Hedges of a Net Investment in a Foreign Operation discusses a number of issues in relation to hedging currency risks on foreign operations (net investment hedges). IFRIC 16 specifically confirms only the risk from differences between the functional currencies of the parent and the subsidiary can be hedged. Additionally, currency risks can only be hedged by every (direct or indirect) parent company, as long as the risk is only hedged once in the consolidated financial statements. IFRIC 16 also determines the hedge instrument of a net investment hedge can be held by every group company, except for foreign operation itself). IFRIC 16, which becomes mandatory for AmBev’s 2009 consolidated financial statements, with prospective application, is not expected to have any material impact on our consolidated financial statements.

IFRIC 17 DISTRIBUTIONS OF NON-CASH ASSETS TO OWNERS

IFRIC 17 Distributions of Non-cash Assets to Owners addresses the treatment of distributions in kind to shareholders. Outside the scope of IFRIC 17 are distributions in which the assets being distributed are ultimately controlled by the same party or parties before and after the distribution (common control transactions). A liability has to be recognized when the dividend has been appropriately authorized and is no longer at the discretion of the entity, to be measured at the fair value of the non-cash assets to be distributed. IFRIC 17, which becomes mandatory for AmBev’s 2010 consolidated financial statements, with prospective application, is not expected to have any material impact on our consolidated financial statements.

IFRIC 18 TRANSFERS OF ASSETS FROM CUSTOMERS

IFRIC 18 Transfers of Assets from Customers addresses the accounting by access providers for property, plant and equipment contributed to them by customers. Recognition of the assets depends on who controls it. When the asset is recognized by the access provider, it is measured at fair value upon initial recognition. The timing of the recognition of the corresponding revenue depends on the facts and circumstances. IFRIC 18, which becomes mandatory for AmBev’s 2010 consolidated financial statements, with prospective application, is not expected to have any material impact on our consolidated financial statements.

AMENDMENTS TO IFRS 1 FIRST-TIME ADOPTION OF IFRSS AND IAS 27 CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS – COST OF AN INVESTMENT IN A SUBSIDIARY, JOINTLY-CONTROLLED ENTITY OR ASSOCIATE

Amendments to IFRS 1 First-time Adoption of IFRSs and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly-controlled Entity or Associate (endorsed by the European Union) revises, amongst others, the accounting for ‘pre-acquisition dividends’ received from participating interests. Those dividends should be recognized as revenue, but such dividends may imply an indicator for the impairment of the participating interest. The amendment, which becomes mandatory for AmBev’s 2009 consolidated financial statements, with prospective application, is not expected to have any material impact on our consolidated financial statements.

AMENDMENT TO IAS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT – ELIGIBLE HEDGED ITEMS

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items provides additional guidance concerning specific positions that qualify for hedging (“eligible hedged items”). The amendment to IAS 39, which becomes mandatory for AmBev’s 2010 consolidated financial statements, with retrospective application, is not expected to have any material impact our consolidated financial statements.

IMPROVEMENTS TO IFRS (2008)

Improvements to IFRSs (2008) is a collection of minor improvements to existing standards. This collection, which becomes mandatory for AmBev’s 2009 consolidated financial statements, is not expected to have any material impact on our consolidated financial statements.

4. TRANSITION TO IFRS

4.1 Application of  IFRS 1

As stated in note 3 a), these are the Company’s first consolidated financial statements prepared in accordance with IFRSs.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended December 31, 2008, the comparative information presented in these financial statements for the year ended December 31, 2007 and in the preparation of an opening IFRS balance sheet at January 1,  2007 (the Company’s date of transition).

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Brazilian GAAP (BRGAAP) which is its old basis of accounting (previous GAAP) for the consolidated financial statements.

An explanation of how the transition from previous GAAP to IFRSs has affected the AmBev financial position, financial performance and cash flows is set out in the following notes and tables.

4.2 Exemptions from some requirements of other IFRS.

The Company elected to use the following exemptions from other IFRS, under IFRS 1:

(a) Business Combinations:

As part of its transition to IFRS, the Company elected to restate, in accordance with IFRS 3, only those business combinations that occurred on or after January 1, 2005.

For the business combinations occurring prior to January 1, 2005 the Company recognized intangible assets existing at the date of acquisitions that had been previously included within goodwill. For those business combinations occurring prior to January 1, 2005 the Company did not apply IAS 21 The effects of Changes in Foreign Exchange Rates and, therefore, fair value adjustments (intangible assets) and goodwill have been treated as assets of the Company rather than assets of the acquiree.

For acquisitions on or after January 1, 2005, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. For these acquisitions the Company has not used the exemption related to IAS 21 as mentioned above.

The acquisitions remeasured by the Company based on IFRS 3 are disclosed in note 4.3 (d).

(b) Cumulative translation differences:

 Translation differences that arose prior to the date of transition to IFRSs in respect of all foreign entities have not been presented as a separate component of equity. Therefore, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRSs.

 (c) Share-based payment transactions:

The Company applied IFRS 2 share-based payment to equity instruments that were granted after November 7, 2002 that had not yet vested on January 1, 2007.

4.3 Explanation of transition to IFRS

The following items provide a description of the main differences between IFRS and  BRGAAP that affected the Company’s Consolidated Financial Statements:

(a) Reversal of the adjustment for inflation on subsidiaries abroad

According to BRGAAP, the financial statements of our subsidiaries with operations in Venezuela and in Peru include adjustments for inflation in certain periods.

For the purposes of IFRS, based on IAS 21 The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements, Venezuela and Peru have not been deemed as a hyperinflationary economy for the periods indicated and, therefore, the amounts are presented based on the balance sheets in local currency, translated to Brazilian Reais at the foreign exchange rates in force at the end of the period for the balance sheet amounts and at average rates for each month of the year for the income statement and the cash flow statement.

The effect of the reversal of the adjustment for inflation on subsidiaries in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In thousands of Brazilian Reais)	December 31, 2007	January 1, 2007

Non-current assets	(26,329)	(16,320)

Property, plant and equipment	(26,315)	(16,314)

Intangible assets	(14)	(6)

Current assets	3,615	(1,998)

Inventories	3,868	(1,772)

Trade and other receivables	(253)	(226)

Equity	(22,714)	(18,318)

(b) Impairment of assets

At the date of transition, under Brazilian GAAP, companies were required to determine on a recurring basis if operating income was sufficient to absorb the depreciation of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written down to recoverable values. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to estimated net realizable values at the estimated date of substitution.

Under IFRS, the carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill and intangibles with an indefinite life are tested for impairment annually. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Based on the analyses defined by IAS 36, on the transition date, a provision of R$17,969, for the recovery losses of certain goodwill was recognized in retained earnings. The equity effect of this adjustment was R$ 9,972 as of December 31, 2007.

The impairment loss recorded at the transition date relates to the goodwill for which the  cash generating units (product lines) was discontinued prior to the transition date. These assets were previously recorded in Latin America North segment and their recoverable amount is nil at transition date.

(c) Deferred charges

On the transition date, BRGAAP allowed the deferral of pre-operating expenses incurred in the construction of new facilities or in the expansion of existing ones until the beginning of operations in these facilities,after which amortization would begin.

According to IAS 38 Intangible Assets, pre-operating expenses incurred in the construction of new facilities or in the expansion of existing ones does not meet the recognition criteria of an intangible asset and, therefore, must be recorded as an expense as incurred.

The effect of the write-off of the pre-operating expenses in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In thousands of Brazilian Reais)	December 31, 2007	January 1, 2007

Non-current assets	(74,241)	(57,720)

Property, plant and equipment	(76,400)	(60,160)

Intangible assets	2,159	2,440

Equity	(74,241)	(57,720)

(d) Business combinations

According to BRGAAP, generally, the difference between the amount paid and the book value of the net assets acquired comprise the goodwill. Such goodwill is usually attributed to the difference between the book value and the fair value of net assets acquired or justified based on the expectation of future profitability, being amortized during the remaining useful lives of the assets or up to ten years. In addition, when the book value of the net assets acquired exceeds the amount paid for the acquisition, this results in negative goodwill. Usually, negative goodwill is not amortized, but realized upon the disposal of the investment.

Under IFRS, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.

According to IFRS 3 Business Combinations, if there is an excess of the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired over the cost of the acquisition, then the acquirer must recognise any remaining excess in profit or loss immediately .

For BRGAAP purposes, the net balance of goodwill on January 1, 2007 amounted to R$18,331,309, which is being amortized over ten years. On January 1, 2007, the net balance of the negative goodwill totaled R$192,728.

As previously mentioned, the Company chose to remeasure only the business acquisitions occurred on or after January 1, 2005 following the business combination exemption under IFRS 1.

For acquisitions that occurred prior to January 1, 2005, the goodwill recorded in accordance with BRGAAP, in the amount of R$15,510,603, was maintained and no  amortization has been recorded as from the transition date. The net balance of negative goodwill existing on this date was also fully written-off to retained earnings.

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates goodwill and fair value adjustments arising on acquisitions after January 1, 2005 have been treated as assets and liabilities of the foreign operation. Thus, they have been expressed in the functional currency of the foreign operation and translated at the closing rate.

The following business combinations, occurred after January 1, 2005, generated the following differences between BRGAAP and IFRS:

• Quinsa transaction

On April 13, 2006, as part of an integrated transaction (already established in the 2003 agreement, AmBev acquired the remaining shares of Beverage Associates Corp.(BAC) in Quinsa and, as a result, the control of its operations, for a total amount of R$2,738,833 With the closing of the operation, on August 8, 2006, AmBev’s interest in Quinsa’s capital increased from 56.83% to 91.36%. Before April 13, 2006, due to a shareholders’ agreement between AmBev and BAC, each shareholder exercised 50% control over the operations of Quinsa.

Under BRGAAP, a goodwill amounting to R$2,331,089 was recorded arising from the difference between the purchase price and the carrying amount of the net assets acquired, which was attributed to the future expected profitability, being amortized up to seven years.

Under IFRS, this acquisition was recorded in accordance with IFRS 3 Business Combinations. In order to measure the value of the goodwill, the total purchase price of R$2,738,758, was compared to the fair value of the net identifiable assets acquired, measured as R$1,506,057, which resulted in a goodwill of R$1,232,701 on the acquisition date (equivalent to R$1,229,634 at January 1, 2007).

The difference on the purchase price between BRGAAP and IFRS refers to cost directly attributable to the acquisition which were considered as part of the consideration paid under IFRS while these costs were recorded as expenses when incurred under BRGAAP.

• Lakeport transaction

On March 30, 2007, Labatt Canada acquired Lakeport Brewing Income Fund.

Under BRGAAP, this acquisition generated a goodwill amounting to CAD$205,935 (equivalent to R$371,838, on March 30, 2007), arising from the difference between the purchase price and the carrying amount of the net assets acquired, which was attributed to the expected future profitability, being amortized in ten years.

Pursuant to IFRS, this acquisition was recorded in accordance with IFRS 3 Business Combinations. In order to measure the goodwill, the total purchase price of CAD$208,468 (equivalent to R$376,211 on December 31, 2007), was compared to the fair value of the net identifiable assets acquired, measured at CAD$27,114 (equivalent to R$48,931 on December 31, 2007), which resulted in a goodwill amounting to CAD$181,354 (equivalent to R$327,280 on December 31, 2007).

The difference on the purchase price between BRGAAP and IFRS refers to costs directly attributable to the acquisition which were considered as part of the consideration paid under IFRS while these costs were recorded as expenses when incurred under BRGAAP.

• Cintra transaction

On March 28, 2007, the Company acquired Goldensand Comércio e Serviços Lda. (“Goldensand”), holder of 95.89% of the shares of Cintra. In addition, the Company, through a subsidiary, also acquired 4.11% of the shares of Cintra, becoming, therefore, the holder of 100% of the capital of this company.

Under BRGAAP, these acquisitions generated goodwill of R$376,130, arising from the difference between the purchase price and the book value of the net assets acquired, which was attributed to the future expected profitability, being amortized over ten years.

Pursuant to IFRS, this operation was recorded, on the transition date, in accordance with IFRS 3 Business Combinations. In order to measure the goodwill the total purchase price of R$49,636, was compared to the fair value of the net assets acquired, measured at R$(247,403), which resulted in a goodwill amounting to R$297,039.

The effect of the business combinations adjustments in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In thousands of Brazilian Reais)	December 31, 2007	January 1, 2007

Non-current assets	2,209,121	857,303

Property, plant and equipment	(1,600,558)	392,022

Goodwill (net)	2,195,147	(1,488,814)

Intangible assets	1,667,643	1,954,095

Deferred tax assets	(53,111)	-

Current assets	(4,743)	(2,692)

Non-current liabilities	213,531	33,653

Deferred tax liabilities	213,531	33,653

Current liabilities	(152,719)	(152,637)

Equity	2,143,566	973,595

(e) Financial Instruments:

Under IFRS, all financial assets and liabilities are recognized initially at fair value. Usually, fair value is the value that was paid (in the case of assets) or received (in the case of liabilities) in consideration. The fair value of a financial instrument must include transaction costs, unless assets are subsequently measured at fair value through profit and loss. The financial instruments are classified in one of the following five categories:

- Financial assets and liabilities at fair value through profit and loss: these may be divided into two subcategories: assets and liabilities for trading and assets and liabilities assigned to this category at the moment of their initial recognition. The instruments for trading are those that were acquired or generated in order to be traded in the short term. Derivative instruments are always classified in this category, unless they are assigned as hedging instruments. Instruments assigned at fair value through profit and loss are those that the company voluntarily decided to classify in this category, at the moment of their initial recognition, regardless of their nature or characteristic.

- Loans and receivables: these include financial assets or liabilities with payments that are fixed or may be defined, which are not quoted in a market deemed as active;

- Assets held to maturity: these are financial assets with payments that are fixed or may be defined, with a maturity date, which the entity is capable of maintaining and intends to keep up to maturity;

- Available-for-sale financial assets: all assets that have not been classified in the above-mentioned categories.

- Other: these are the residual categories similar to the category of available-for-sale assets. All financial assets, except for derivatives, financial liabilities for trading or assigned at fair through profit and loss are automatically classified in this category. Ordinary examples are trade accounts receivable, interest-bearing loans and borrowings and advances to customers.

The valuation of financial assets and liabilities depends on their classification, as follows:

- Assets and liabilities at fair value through profit and loss: recorded at fair value through profit and loss;

- Loans and receivables: recorded at cost plus charges measured based on the effective interest rate through profit and loss;

- Assets held to maturity: recorded at cost plus charges through profit and loss;

- Available-for-sale financial assets: recorded at fair value with a corresponding entry in equity;

- Other liabilities: recorded at cost plus charges measured based on the effective interest rate through profit and loss;

According to BRGAAP, financial instruments, including marketable securities, on the transition date, were recorded at cost, plus income accrued up to the date of the financial statements, in accordance with the rates agreed with the financial institutions, and which were not higher than the market value.

The effect of the adjustments on financial instruments in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In thousands of Brazilian Reais)	December 31, 2007	January 1, 2007

Current assets	12,765	20,710

Trade and other receivables	12,765	20,710

Non-current liabilities	252,970	312,596

Interests-bearing loans and borrowings	252,970	312,596

Current liabilities	7,558	(5,395)

Equity	(247,763)	(286,491)

(f) Accounting for derivative instruments

According to BRGAAP, derivative instruments are recorded at the lower of cost plus accumulated interest and fair value. In addition, unrealized gains or losses, arising from transactions with hedging instruments, contracted to minimize the risks in the purchase of raw materials, are deferred and recognized in the income statement when realized. In accordance with BRGAAP, on the transition date, there was no specific standard dealing with the accounting of derivative instruments other than for financial institutions.

Under IFRS, IAS 39 Financial Instruments requires that the company recognizes all derivatives as assets or liabilities in the financial statements and measures these instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as:

•	hedge against exposures to changes in the fair value of an asset or liability recognized or with a firm unrecognized commitment;

•	hedge against exposure to variable cash flows of an expected transaction; or

•	hedge against foreign currency exposure of a net investment in foreign operations.

The recorded changes in the fair value of a derivative (i.e., gains and losses) depend on the intended use of the derivative and its designation. Derivatives that are not designated as part of a hedging relationship must be recorded at fair value with gains and losses in the income statement. Certain conditions must be met in order to designate a derivative as hedge. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the variation of the fair value of the hedge will be: (1) offset with a variation of the fair value of the assets, liabilities or hedged commitment in the income statement; or (2) maintained in equity until the hedged item is recognized in the income statement. If the hedge criteria are no longer met, the derivative instrument will then be booked as a trading instrument. If a derivative instrument designated as hedge is settled, the gain or loss will be deferred and amortized over the remaining contractual term of the risk management instrument settled or upon the maturity of the designated asset or liability, whichever occurs first.

The effect of the adjustments on derivative instruments in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In thousands of Brazilian Reais)	December 31, 2007	January 1, 2007

Non-current assets	15,659	49,829

Deferred tax assets	(19,546)	(2,311)

Trade and other receivable	35,205	52,140

Non-current liabilities	40,676	123,771

Interest-bearing loans and borrowings	4,412	102,103

Deferred tax liabilities	36,264	21,668

Current liabilities	(2,428)	(70,103)

Interest-bearing loans and borrowings	-	(64,045)

Trade and other payables	(2,428)	(6,058)

Equity	(22,589)	(3,839)

(g) Employee Benefits

Under BRGAAP, the Company uses Deliberação CVM Nº 371 to recognize pension benefits liabilities and other post-retirement benefits in its financial statements. As allowed by the standard, temporary gains or losses (understood as the difference between the net assets of the plan and the estimate of obligations with benefits – PBO) are treated as a off-balance amounts, and they are recognized in the financial statements using the corridor method.

The effect of the adjustments related to employee benefits in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In thousands of Brazilian Reais)	December 31, 2007	January 1, 2007

Non-current assets	135,612	156,605

Deferred tax assets	135,612	156,605

Non-current liabilities	559,258	551,520

Employee benefits	573,690	566,256

Deferred tax liabilities	(14,432)	(14,736)

Equity	(423,646)	(394,915)

(h) Income tax and social contribution:

Under IFRS, deferred tax is recognized for the estimated future tax effects of temporary differences and tax loss carry-forwards. A deferred tax liability is recognized for all taxable temporary differences while a deferred tax asset is recognized only to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilized. Deferred tax liabilities and assets are classified as non-current. Current tax liabilities and assets are offset if the entity has a legally enforceable right to offset current tax liabilities and assets, and the current tax liabilities and assets relate to income taxes levied by the same tax authority. If the criteria for offsetting current tax assets and liabilities are met, then deferred tax assets and liabilities also are offset. Income tax related to items recognized, in the current or a previous period, directly in equity is recognized directly in equity.

Under BRGAAP, deferred tax assets are recognized for the estimated future tax effects of tax loss carryforward and temporary differences to the extent that their realization is probable and whenever the following conditions are met: (a) if the company presents taxable income in at least three of the last five years; and (b) there is the expectation of future taxable income based on a feasibility study that allows the realization of deferred tax assets in a maximum period of ten years (or a shorter term determined by the legislation), taking into account the future income at its present value. Deferred tax liabilities are recognized on temporary differences. The deferred tax assets and liabilities should be classified as current or non-current according to the expectation of their realization and presented gross rather than being netted;

The effect of the deferred tax adjustments in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In thousands of Brazilian Reais)	December 31, 2007	January 1, 2007

Non-current assets	290,803	128,410

Deferred tax assets	290,803	128,410

Non-current liabilities	549,128	720,151

Deferred tax liabilities	549,128	720,151

Equity	(258,325)	(591,741)

(i) Accounting for dividends and interest attributed to shareholder’s:

According to IFRS, proposed or declared dividends after the balance sheet date, but prior to the authorization for the issuance of the financial statements, should not be recognized as liabilities, unless they comply with the definition of liability on the balance sheet date.

According to BRGAAP, a liability for the dividends proposed by management that, subsequent to the end of the year, will be submitted to the shareholders for evaluation should be recorded in the balance sheet, at the end of the year.

On the transition date and on December 31, 2007, the effect of the differences between the accounting practices above is nil as all dividends has been declared before the approval of the financial statements.

(j) Accounting for foreign exchange variation on investments abroad:

At the date of transation under BRGAAP, gains and losses arising from the translation of foreign subsidiaries for consolidation purposes are recorded in income.

Under IFRS, the Company recognizes these gains or losses directly in the Shareholders’ equity as translation reserves. As previously mentioned, at the transition date, the Company deemed the cumulative translation differences for all foreign operations to be zero.

The effect of the differences between the accounting practices above are recorded in the statement of recognized income and expenses as from the transition date. The effect of this adjustment was R$508,191 as of December 31, 2007.

 (k) Governments Grants:

Under BRGAAP, certain types of tax incentives granted by the Government, should be recorded as a capital reserve, directly in equity.

According to IFRS, governments grants received by the Company are in line with the concept of revenues, since they are inflows of economic funds arising in the ordinary course of business, which result in an increase in equity; therefore, said incentives are recognized as revenue.

On January 1, 2007, the equity effect of the difference between the accounting practices above is nil, however, the difference between reserves under BRGAAP and retained earnings under IFRS was R$ 113,632. On December 31, 2007 this difference was R$149,497.

(l) Share-based payments:

The Company applied IFRS 2 Share Based Payment, to equity instruments that were granted after November 7, 2002 and that had not vested by January 1, 2005.

At the transition date, the Company has only share-settled share based payment transactions.

Under BRGAAP, at the transition date, there was no specific standard regarding presentation and recognition of share-based payments.

The effect of the share-based payment adjustments in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In thousands of Brazilian Reais)	December 31, 2007	January 1, 2007

Non-current liabilities	(9,507)	-

Employee benefits	(9,507)	-

Current liabilities	(14,095)	(21,215)

Trade and other payables	(14,095)	(21,215)

Equity	23,602	21,215

As the Company used to finance its employees stock options and the shares issued in the share option plan are the loan guarantee, another adjustment due to the accounting criteria  difference has been recognized, as follows:

(In thousands of Brazilian Reais)	December 31, 2007	January 1, 2007

Non-current assets	(41,573)	(72,821)

Trade and other receivables	(41,573)	(72,821)

Equity	(41,573)	(72,821)

Under BRGAAP these loans were recorded as an asset, and under IFRS this amount has been recorded in equity, since it was guaranteed by AmBev’s shares.

(m) Earnings per share:

Under BRGAAP, earnings per share are generally calculated by dividing the net income by the number of shares outstanding of the share capital at the end of the year. The concept of diluted earnings per share does not exist. The adjustment of figures for previous periods per share split or reverse share split or similar transactions is not required.

Under IFRS, basic and diluted earnings per share (EPS) are required only for entities with publicly traded ordinary shares or potential ordinary shares.

Basic EPS is calculated as the profit or loss attributable to ordinary shareholders of the parent entity for the period, divided by the weighted average number of ordinary shares outstanding.

Diluted EPS is calculated by adjusting the numerator used for basic EPS, and the weighted average number of shares outstanding (denominator), for the effects of all dilutive potential ordinary shares that were outstanding during the reporting period.

The current and prior period figures for basic and diluted EPS are adjusted for transactions other than the conversion of potential ordinary shares that adjust the number of shares without a corresponding change in total equity (e.g., bonus share issue or share consolidation or split). Basic and diluted EPS also are adjusted for a bonus issue, share split or reverse share split that occurs after the reporting date but before the financial statements are authorised for issue. The number of ordinary shares is adjusted as if the event had occurred at the beginning of the earliest period presented.

See note 23 for additional information regarding the earnings per share computation.

(n) Reclassifications:

Under IFRS the following main reclassifications were carried out in the financial statements:

i) Balance sheet reclassifications:

-	Assets held for sale of R$86,713 and R$102,713 as of January 1, 2007 and December 31, 2007, respectively, were reclassified from the group of non-current assets to the group of current assets;

-
Tax benefits related to the goodwill from InBev / Ambev transaction, in the amount of R$ 2,335,809 and R$1,983,141 as of January 1, 2007 and December 31, 2007, respectively, were reclassified from “Deferred tax assets” accounts (being R$350,770 from the group of non-current for both periods) to Trade and other receivables in the non-current assets;

-	Goodwill recorded as deferred charges in BRGAAP, in the amount of R$ 244,967 as of January 1, 2007, were reclassified from “Property, plant and equipment” to “Goodwill”.

ii) Income statement reclassifications:

-	Finance income and cost are presented after “income from operations” under “net finance cost”;

-	Part of the “Non-operating income (expenses)” are presented as “Non-recurring items”;

-	Revenue from the sale of subproducts (resulting from the production process) was reclassified to selling costs, in order to have its result presented in this group;

-	Expenditures with transportation between the factories and the distribution centers, presented in selling costs, under BRGAAP, were reclassified to “Sales and marketing expenses”.

4.4 Consolidated balance sheet on the transition date to the IFRS – January 1, 2007

Balance sheet as of January 1, 2007
(In thousands of Brazilian Reais)
	BRGAAP	Reclassifications	IFRS Adjustments	Note 4.3	IFRS
Assets
Non-current assets
Property, plant and equipment	5,767,968	(244,242)	221,496	a, c, d, n	5,745,222
Goodwill	17,986,186	242,760	(1,488,705)	b, c, d, n	16,740,241
Intangible assets	384,984	-	1,949,106	d	2,334,090
Investments in associates	4,183	-	-		4,183
Deferred tax assets	3,566,732	(1,785,637)	250,543	h, n	2,031,638
Employee benefits	17,000	-	-	g	17,000
Trade and other receivables	1,016,239	2,443,577	(99,538)	n	3,360,278

	28,743,292	656,458	832,902		30,232,652

Current assets
Investment securities	226,115	-	-	e	226,115
Inventories	1,363,881	8,422	20,604	n	1,392,907
Taxes receivable	687,650	(296,447)	(11,262)	n	379,941
Trade and other receivables	3,000,994	(362,595)	50,639	n	2,689,038
Cash and cash equivalents	1,538,928	-	-	n	1,538,928
Assets held for sale	-	86,233	-	n	86,233

	6,817,568	(564,387)	59,981		6,313,162

Total assets	35,560,860	92,071	892,883		36,545,814

Balance sheet as of January 1, 2007
(In thousands of Brazilian Reais)
	BRGAAP	Reclassifications	IFRS Adjustments	Note 4.3	IFRS
Equity and liabilities
Equity
Issued capital	5,716,087	-	-		5,716,087
Reserves	-	-	(406,426)	f, j, k, l	(406,426)
Retained earnings	13,551,976	-	(458,539)	j, k, l	13,093,437
Equity attributable to equity holders of AmBev	19,268,063	-	(864,965)		18,403,098

Minority interests	222,698	-	345,201		567,899

Non-current liabilities
Interest-bearing loans and borrowings	7,461,944	-	425,382	e	7,887,326
Employee benefits	326,587	49,322	562,501	g, n	938,410
Deferred tax liabilities	131,396	(49,322)	736,515	h, n	818,589
Trade and other payables	726,635	(188,811)	(91,879)	n	445,945
Provisions	579,091	138,390	-	n	717,481

	9,225,653	(50,421)	1,632,519		10,807,751

Current liabilities
Bank overdrafts	-	50,632	-	n	50,632
Interest-bearing loans and borrowings	2,104,644	(178,636)	(74,100)	e, n	1,851,908
Taxes payable	366,271	99,871	(2,227)	n	463,915
Trade and other payables	4,012,345	391,020	(141,931)	i, n	4,261,434
Provisions	361,186	(220,395)	(1,614)	n	139,177

	6,844,446	142,492	(219,872)		6,767,066

Total equity and liabilities	35,560,860	92,071	892,883		36,545,814

Shareholders’ equity reconciliation BRGAAP x IFRS as of January 1, 2007
(In thousands of Brazilian Reais)

Shareholders’ equity under BRGAAP - AmBev	Note 4.3	19,268,063
Adjustments under IFRS:
Business combinations	d	973,595
Reversal of deferred assets, net	c	(57,720)
Mark-to-market of financial instruments	e	(286,491)
Net employee benefits	g	(394,915)
Share-based payment	l	(51,606)
Unrealized gains and losses (hedge)	f	(3,839)
Other adjustments		(107,047)
Deferred income tax over IFRS adjustments	h	(591,741)

Impact of adjustments in minority interest		(345,201)

Shareholders’ equity under IFRS – AmBev		18,403,098

4.5 Reconciliation of the financial statements consolidated over the last annual period presented in accordance with the BRGAAP – December 31, 2007:

Balance sheet as of December 31, 2007
(In thousands of Brazilian Reais)
	BRGAAP	Reclassifications	IFRS Adjustments	Note 4.3	IFRS
Assets
Non-current assets
Property, plant and equipment	7,816,902	(13,792)	(1,755,568)	a, c, d, n	6,047,542
Goodwill	14,983,005	2,415	2,195,149	b, c, d, n	17,180,569
Intangible assets	388,233	9,017	1,645,346	d, n	2,042,596
Investments in associates	19,528	2,937	-	n	22,465
Investment securities	240,590	-	-	e, n	240,590
Deferred tax assets	3,036,778	(1,352,437)	157,047	h, n	1,841,388
Employee benefits	18,503	-	-	g	18,503
Trade and other receivables	1,091,826	1,750,518	(33,304)	n	2,809,040

	27,595,365	398,658	2,208,670		30,202,693

Current assets
Investment securities	174,806	-	-	e, n	174,806
Inventories	1,457,839	(1,439)	(5,485)	n	1,450,915
Taxes receivable	739,307	(196,063)	(14,335)	n	528,909
Trade and other receivables	3,200,204	(368,990)	81,017	n	2,912,231
Cash and cash equivalents	2,308,229	-	-	n	2,308,229
Assets held for sale	-	102,620	-	n	102,620

	7,880,385	(463,872)	61,197		7,477,710

Total assets	35,475,750	(65,214)	2,269,867		37,680,403

Balance sheet as of December 31, 2007
(In thousands of Brazilian Reais)
	BRGAAP	Reclassifications	IFRS Adjustments	Note 4.3	IFRS
Equity and liabilities
Equity
Issued capital	6,105,207	-	-		6,105,207
Reserves	-	-	(944,654)	f j, k, l	(944,654)
Retained earnings	11,314,743	-	1,644,691	j, k, l	12,959,434
Equity attributable to equity holders of AmBev	17,419,950	-	700,037		18,119,987

Minority interests	187,325	-	319,367		506,692

Non-current liabilities
Interest-bearing loans and borrowings	7,375,905	(115,673)	270,107	e, n	7,530,339
Employee benefits	224,163	20,839	569,139	g, n	814,141
Deferred tax liabilities	131,485	(23,826)	589,563	h, n	697,222
Trade and other payables	842,400	(179,778)	2,912	n	665,534
Provisions	702,459	248,920	(1,297)	n	950,082
	9,276,412	(49,518)	1,430,424		10,657,318

Current liabilities
Bank overdrafts	-	67,325	-	n	67,325
Interest-bearing loans and borrowings	2,476,275	(210,269)	4,532	e, n	2,270,538
Taxes payable	720,862	125,382	(1,996)	n	844,248
Trade and other payables	5,018,543	296,289	(183,733)	i, n	5,131,099
Provisions	376,383	(294,423)	1,236	n	83,196
	8,592,063	(15,696)	(179,961)		8,396,406
Total equity and liabilities	35,475,750	(65,214)	2,269,867		37,680,403

Shareholders’ equity reconciliation BRGAAP x IFRS as of December 31, 2007
(In thousands of Brazilian Reais)

	Note 4.3	17,419,950
Shareholders’ equity under BRGAAP - AmBev
Adjustments under IFRS:
Business combinations	d	2,143,566
Reversal of deferred assets, net	c	(74,241)
Mark-to-market of financial instruments	e	(247,763)
Net employee benefits	g	(423,646)
Share-based payment	l	(17,971)
Unrealized gains and losses (hedge)	f	(22,589)
Other net adjustments		(79,627)
Deferred income tax over IFRS adjustments	h	(258,325)

Impact of adjustments in minority interest		(319,367)

Shareholders’ equity under IFRS - AmBev		18,119,987

Income statement for the year ended December 31, 2007:

(In thousands of Brazilian Reais)	BRGAAP	Reclassifications	IFRS Adjustments	Note 4.3	IFRS

Net sales	19,648,220	(60,751)	(7,957)		19,579,512
Cost of sales	(6,540,858)	(2,870)	(55,422)	j, n	(6,599,150)
Gross profit	13,107,362	(63,621)	(63,379)		12,980,362

Sales and marketing expenses	(4,102,416)	(816,357)	309,661	d, n	(4,609,112)
Administrative expenses	(1,732,449)	496,122	223,459	d, n	(1,012,868)
Other operating income/ (expenses)	(1,581,950)	674,893	1,213,900	n	306,843
Income from operations before non-recurring items	5,690,547	291,037	1,683,641		7,665,225

Non-recurring items	15,140	(289,250)	346,642	n	72,532

Income from operations	5,705,687	1,787	2,030,283		7,737,757

Net finance cost	(1,252,979)	42,913	47,013	e, f	(1,163,053)
Share of results of associates	3,875	-	318	n	4,193
Income before income taxes	4,456,583	44,700	2,077,614		6,578,897

Income tax expense	(1,592,837)	(44,700)	127,466	h	(1,510,071)
Net income	2,863,746	-	2,205,080		5,068,826
Attributable to:
Equity holders of AmBev	2,816,407	-	2,187,029		5,003,436
Minority interests	47,339	-	18,051		65,390

Basic earnings per share – preferred	5.20				9.23
Basic earnings per share – common	4.72				8.39
Diluted earnings per share– preferred					7.88
Diluted earnings per share– common					7.17

Net income reconciliation BRGAAP x IFRS for the year ended December 31, 2007
(In thousands of Brazilian Reais)

	Note 4.3	2,816,407
Net income under BRGAAP - AmBev
Adjustments under IFRS:
Business combinations	d	1,528,974
Reversal of deferred assets, net	c	(5,990)
Mark-to-market of financial instruments	e	38,728
Net employee benefits	g	16,155
Share-based payment	l	(29,189)
Governaments grants	k	149,497
Effect of balance sheet translation	j	226,562
Other net adjustments		95,659
Deferred income tax over IFRS adjustments	h	184,684

Impact of adjustments in minority interest		(18,051)

Net income under IFRS - AmBev		5,003,436

Cash flow reconciliation BRGAAP x IFRS for the year ended December 31, 2007
(In thousands of Brazilian Reais)

	BRGAAP	IFRS Adjustment	Note 4.3	IFRS

Net income	2,816,407	2,252,419		5,068,826
Expense (income) not affecting cash:	4,478,673	(2,414,290)	d	2,064,383
Decrease (increase) in assets	(420,410)	295,597	c, d, n	(124,813)
Increase (decrease) in liabilities	1,082,275	(881,714)	e, f, n	200,561
Cash flow from operating activities	7,956,945	(747,988)	d	7,208,957
Cash flow from investing activities	(2,202,372)	55,573	c, d	(2,146,799)

Cash flow from financing activities	(4,863,607)	617,144	e, f	(4,246,463)

Net increase/(decrease) in cash and cash equivalents	890,966	(75,271)		815,695
Cash and cash equivalents less bank overdrafts at beginning of year	1,538,928	(50,632)	n	1,488,296
Effect of exchange rate fluctuations	(121,666)	58,579	J	(63,087)
Cash and cash equivalents less bank overdrafts at end of year	2,308,228	(67,324)	n	2,240,904

5. SEGMENT REPORTING

Primary segments

	Latin America – North		Latin America – South		Canada		Consolidated
In thousand of Brazilian Reais	2008	2007	2008	2007	2008	2007	2008	2007
Net sales	13,671,933	13,075,408	3,300,375	2,673,441	3,740,873	3,830,663	20,713,181	19,579,512
Cost of sales	(4,602,130)	(4,306,346)	(1,395,309)	(1,131,995)	(1,220,198)	(1,160,809)	(7,217,637)	(6,599,150)
Gross profit	9,069,803	8,769,062	1,905,066	1,541,446	2,520,675	2,669,854	13,495,544	12,980,362
Sales and marketing espenses	(3,237,756)	(2,925,977)	(599,050)	(534,546)	(1,119,480)	(1,148,589)	(4,956,286)	(4,609,112)
Administrative expenses	(757,682)	(692,991)	(128,240)	(116,741)	(151,087)	(203,136)	(1,037,009)	(1,012,868)
Other operating income/(expenses)	335,589	323,574	24,715	(31,773)	23,156	15,042	383,460	306,843
Income from operations before non-recurring items	5,409,954	5,473,668	1,202,491	858,386	1,273,264	1,333,171	7,885,709	7,665,225
Non-recurring items	(48,068)	37,071	(6,867)	(3,802)	(4,276)	39,263	(59,211)	72,532
Income from operations	5,361,886	5,510,739	1,195,624	854,584	1,268,988	1,372,434	7,826,498	7,737,757
Net financial cost	(1,046,046)	(991,717)	(76,233)	(50,486)	(68,488)	(120,850)	(1,190,767)	(1,163,053)
Share of results of associates	-	-	2,039	3,443	279	750	2,318	4,193
Income before income tax	4,315,840	4,519,022	1,121,430	807,541	1,200,779	1,252,334	6,638,049	6,578,897
Income tax expense	(830,141)	(813,065)	(335,397)	(242,942)	(281,619)	(454,064)	(1,447,157)	(1,510,071)
Net income	3,485,699	3,705,957	786,033	564,599	919,160	798,270	5,190,892	5,068,826
Attributable to:
Equity holders of AmBev	3,485,699	3,746,940	714,241	458,226	919,160	798,270	5,119,100	5,003,436
Minority interest	-	(40,983)	71,792	106,373	-	-	71,792	65,390

Segment assets	10,627,760	9,066,044	7,687,805	5,026,295	18,288,240	18,342,538	36,603,805	32,434,877
Intersegment elimination							(715,746)	(408,825)
Non-segmented assets							5,924,913	5,654,351
Total assets							41,812,972	37,680,403
Segment liabilities	6,028,096	5,571,307	1,781,416	988,841	1,569,974	1,658,136	9,379,486	8,218,284
Intersegment elimination							(715,746)	(405,825)
Non-segmented liabilities							33,149,232	29,867,944
Total liabilities							41,812,972	37,680,403

Gross Capex	1,247,528	1,062,261	506,808	325,714	204,043	184,248	1,958,379	1,572,223
Impairment losses/ (reversals)	96,847	8,379	(274)	-	1,963	(33,868)	98,536	(25,489)
Depreciation & amortization	749,361	696,709	235,027	218,239	205,646	205,021	1,190,034	1,119,969
Additions to/ (reversals of) provisions	156,446	80,960	9,988	31,053	1,728	3,057	168,162	115,070
Full time employees	32,193	31,912	7,554	7,313	5,067	3,436	44,814	42,661

Secondary segments

	Latin America - North
	2008			2007
(In thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	11,106,615	2,565,318	13,671,933	10,686,284	2,389,124	13,075,408
Cost of sales	(3,473,425)	(1,128,705)	(4,602,130)	(3,153,516)	(1,152,830)	(4,306,346)
Gross profit	7,633,190	1,436,613	9,069,803	7,532,768	1,236,294	8,769,062
Sales and marketing espenses	(2,686,224)	(551,532)	(3,237,756)	(2,384,315)	(541,662)	(2,925,977)
Administrative expenses	(661,165)	(96,517)	(757,682)	(601,571)	(91,420)	(692,991)
Other operating income/(expenses)	248,354	87,235	335,589	256,028	67,546	323,574
Income from operations before non-recurring items	4,534,155	875,799	5,409,954	4,802,910	670,758	5,473,668
Non-recurring items	(36,773)	(11,295)	(48,068)	28,227	8,844	37,071
Income from operations	4,497,382	864,504	5,361,886	4,831,137	679,602	5,510,739
Net financial cost	(1,046,046)	-	(1,046,046)	(991,717)	-	(991,717)
Share of results of associates	-	-	-	-	-	-
Income before income tax	3,451,336	864,504	4,315,840	3,839,420	679,602	4,519,022
Income tax expense	(830,141)	-	(830,141)	(813,065)	-	(813,065)
Net income	2,621,195	864,504	3,485,699	3,026,355	679,602	3,705,957
Attributable to:
Equity holders of AmBev	2,621,195	861,399	3,482,594	3,046,935	700,005	3,746,940
Minority interest	-	-	-	(26,142)	(14,841)	(40,983)

Gross Capex	975,401	272,127	1,247,528	734,319	327,942	1,062,261
Total Asset	12,697,274	3,780,447	16,477,721	10,904,915	3,765,769	14,670,684

Secondary segments

	Brazil
	2008			2007
(In thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	10,759,541	2,299,172	13,058,713	10,283,949	2,110,899	12,394,848
Cost of sales	(3,224,269)	(956,884)	(4,181,153)	(2,930,560)	(971,658)	(3,902,218)
Gross profit	7,535,272	1,342,288	8,877,560	7,353,389	1,139,241	8,492,630
Sales and marketing espenses	(2,482,026)	(444,458)	(2,926,484)	(2,198,675)	(424,216)	(2,622,891)
Administrative expenses	(613,435)	(71,922)	(685,357)	(561,336)	(65,213)	(626,549)
Other operating income/(expenses)	221,884	87,640	309,524	255,832	69,104	324,936
Income from operations before non-recurring items	4,661,695	913,548	5,575,243	4,849,210	718,916	5,568,126
Non-recurring items	(31,851)	(10,692)	(42,543)	30,455	11,045	41,500
Income from operations	4,629,844	902,856	5,532,700	4,879,665	729,961	5,609,626
Net financial cost	(1,017,229)	-	(1,017,229)	(931,933)	-	(931,933)
Share of results of associates	-	-	-	-	-	-
Income before income tax	3,612,615	902,856	4,515,471	3,947,732	729,961	4,677,693
Income tax expense	(828,147)	-	(828,147)	(810,472)	-	(810,472)
Net income	2,784,468	902,856	3,687,324	3,137,260	729,961	3,867,221
Attributable to
Equity holders of AmBev	2,784,468	899,751	3,684,219	3,124,911	735,523	3,860,434
Minority interest	-	-	-	6,787	-	6,787

Gross Capex	934,624	248,429	1,183,053	715,344	313,673	1,029,017
Total Asset	12,323,563	3,660,748	15,984,311	10,299,044	3,672,175	13,971,219

Secondary segments

	HILA-Ex*
	2008			2007
(In thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	347,074	266,146	613,220	402,335	278,225	680,560
Cost of sales	(249,156)	(171,821)	(420,977)	(222,956)	(181,172)	(404,128)
Gross profit	97,918	94,325	192,243	179,379	97,053	276,432
Sales and marketing espenses	(204,198)	(107,074)	(311,272)	(185,640)	(117,446)	(303,086)
Administrative expenses	(47,730)	(24,595)	(72,325)	(40,235)	(26,207)	(66,442)
Other operating income/(expenses)	26,470	(405)	26,065	196	(1,558)	(1,362)
Income from operations before non-recurring items	(127,540)	(37,749)	(165,289)	(46,300)	(48,158)	(94,458)
Non-recurring items	(4,922)	(603)	(5,525)	(2,228)	(2,201)	(4,429)
Income from operations	(132,462)	(38,352)	(170,814)	(48,528)	(50,359)	(98,887)
Net financial cost	(28,817)	-	(28,817)	(59,784)	-	(59,784)
Share of results of associates	-	-	-	-	-	-
Income before income tax	(161,279)	(38,352)	(199,631)	(108,312)	(50,359)	(158,671)
Income tax expense	(1,994)	-	(1,994)	(2,593)	-	(2,593)
Net income	(163,273)	(38,352)	(201,625)	(110,905)	(50,359)	(161,264)
Attributable to:
Equity holders of AmBev	(163,273)	(38,352)	(201,625)	(77,976)	(35,518)	(113,494)
Minority interest	-	-	-	(32,929)	(14,841)	(47,770)

Gross Capex	40,777	23,698	64,475	18,975	14,269	33,244
Total Asset	373,711	119,699	493,410	605,871	93,589	699,460
* HILA-Ex operations comprising of Dominican Republic, Ecuador, Guatemala (which also serves Nicaragua), Peru and Venezuela.

Secondary segments

	Latin America - South
	2008			2007
(In thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	2,376,229	924,146	3,300,375	1,898,606	774,835	2,673,441
Cost of sales	(809,628)	(585,681)	(1,395,309)	(633,495)	(498,500)	(1,131,995)
Gross profit	1,566,601	338,465	1,905,066	1,265,111	276,335	1,541,446
Sales and marketing espenses	(398,507)	(200,543)	(599,050)	(346,126)	(188,420)	(534,546)
Administrative expenses	(124,493)	(3,747)	(128,240)	(107,375)	(9,366)	(116,741)
Other operating income/(expenses)	9,755	14,960	24,715	(42,639)	10,866	(31,773)
Income from operations before non-recurring items	1,053,356	149,135	1,202,491	768,971	89,415	858,386
Non-recurring items	(6,867)	-	(6,867)	(3,524)	(278)	(3,802)
Income from operations	1,046,489	149,135	1,195,624	765,447	89,137	854,584
Net financial cost	(79,302)	3,069	(76,233)	(50,783)	297	(50,486)
Share of results of associates	2,039	-	2,039	3,443	-	3,443
Income before income tax	969,226	152,204	1,121,430	718,107	89,434	807,541
Income tax expense	(335,397)	-	(335,397)	(242,942)	-	(242,942)
Net income	633,829	152,204	786,033	475,165	89,434	564,599
Attributable to:
Equity holders of AmBev	562,300	151,941	714,241	378,596	79,630	458,226
Minority interest	71,529	263	71,792	96,569	9,804	106,373

Gross Capex	384,015	122,793	506,808	229,886	95,828	325,714
Total Asset	7,447,916	781,945	8,229,861	5,047,401	670,370	5,717,771

Secondary segments

	Canada
	2008		2007
(In thousands of Brazilian Reais)	Beer	Total	Beer	Total
Net sales	3,740,873	3,740,873	3,830,663	3,830,663
Cost of sales	(1,220,198)	(1,220,198)	(1,160,809)	(1,160,809)
Gross profit	2,520,675	2,520,675	2,669,854	2,669,854
Sales and marketing espenses	(1,119,480)	(1,119,480)	(1,148,589)	(1,148,589)
Administrative expenses	(151,087)	(151,087)	(203,136)	(203,136)
Other operating income/(expenses)	23,156	23,156	15,042	15,042
Income from operations before non-recurring items	1,273,264	1,273,264	1,333,171	1,333,171
Non-recurring items	(4,276)	(4,276)	39,263	39,263
Income from operations	1,268,988	1,268,988	1,372,434	1,372,434
Net financial cost	(68,488)	(68,488)	(120,850)	(120,850)
Share of results of associates	279	279	750	750
Income before income tax	1,200,779	1,200,779	1,252,334	1,252,334
Income tax expense	(281,619)	(281,619)	(454,064)	(454,064)
Net income	919,160	919,160	798,270	798,270
Attributable to:
Equity holders of AmBev	919,160	919,160	798,270	798,270
Minority interest	-	-	-	-

Gross Capex	204,043	204,043	184,248	184,248
Total Asset	17,370,028	17,370,028	17,397,386	17,397,386

6. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table bellow summarizes the impact of the acquisitions on the financial position of AmBev:

	2008	2007
	Acquisition	Acquisition
Assets
Non-current assets
Property, plant and equipment	-	319,130
Intangible assets	-	73,637
Deferred tax assets	-	81,667
Trade and other receivables	-	1,473

Current assets
Investment securities	-	15,996
Inventories	-	43,425
Taxes receivable	-	127
Trade and other receivables	-	10,455
Cash and cash equivalents	-	10,134

Non-current liabilities
Interest-bearing loans and borrowings	-	(121,309)
Deferred tax liabilities	-	(17,869)
Trade and other payables	-	(151,898)
Provisions	-	(251,086)

Current liabilities
Bank overdrafts	-	(2,287)
Interest-bearing loans and borrowings	-	(64,042)
Taxes payable	-	(2,913)
Trade and other payables	-	(144,152)
Net identifiable assets and liabilities	-	(199,512)

Goodwill on acquisition	-	624,319
Cash(acquired)/disposed of	-	7,847
Net cash outflow/(inflow)	-	432,654

Main events occurred during 2008 and 2007:

Sale of the brands and assets of Cervejaria Cintra Indústria e Comércio Ltda. (“Cintra”)

On May 21, 2008, the Company entered into a “Private Instrument of Assignment and Transfer of Assets, Rights and Obligations, with Sale and Purchase of Brands and Other Covenants”, with Schincariol Participações e Representações S.A. (“Schincariol”). The amounts related to the assignment and transfer of brands and sale of the distribution assets, according to the agreement, were R$16,600 and R$22,400, respectively. The result of the assignment and transfer of brands, totaling a loss of R$40,000, was recognized in the quarter ended June 30, 2008, while the result of the sale of the distribution assets, totaling a gain of R$ 8.0, was recognized in the quarter ended September 30, 2008, by occasion of the transfer of ownership of the assets to Schincariol.

Following the sale of the brands, the corporate name of Cintra was changed to Londrina Bebidas Ltda. (“Londrina”), on June 20, 2008.

Outcome of the public tender offer for the shares of Quinsa

The Company announced on February 12, 2008 the closure of the public voluntary tender offer to acquire 5,483,950 Class A shares and up to 8,800,060 Class B shares (including Class B shares issued as American Depositary Shares (“ADS”) issued by its subsidiary Quinsa, Société Anonyme (“Quinsa”), which represented the outstanding Class A and Class B shares (including Class B shares held as ADS) not owned by AmBev or by its subsidiaries.

AmBev purchased 3,136,001 Class A shares, and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADS) issued by Quinsa, representing 57% of Quinsa’s Class A shares and 94% of Quinsa’s Class B shares not owned by AmBev or by its subsidiaries.

 With the settlement of the offer, on February 15, 2008, AmBev’s interest in Quinsa’s voting capital increased to 99.56%, holding a 99.26% economic interest. The Company disbursed the amount of R$617,632 (the equivalent to US$353,499), to settle the transaction.

Acquisition of interest from minority shareholders of Quilmes Industrial Société Anonymer (“Quinsa”)

During the year of 2008, the Company and its subsidiary Dunvegan S.A. purchased shares from Quinsa’s minority shareholders in the amount of R$52,713 (equivalent to US$26,229), of which 1,299,147 were Class A  shares and 459,569 Class B shares.

The Company accounting practice, for purchases of minority interests after control has been obtained, was to determine goodwill on the basis of the cost of the additional investment and the carrying amount of net assets at the date of exchange. No fair value adjustments were recognized, instead fair value changes of the net identifiable assets were subsumed into goodwill.

Interest increase – Lambic Holding S.A. (“Lambic”)

On January 24, 2008, the Company, through its subsidiary Cervejarias Reunidas Skol Caracu S.A. (“Skol”), paid the amount of R$82,262 (equivalent to US$46,000), for the acquisition of 12.901% of the shares of the subsidiary Lambic Holding S.A. (“Lambic”), in Argentina.

Acquisition of Obrinvest – Obras e Investimentos S.A. (“Obrinvest”)

On January 16, 2008, the Company acquired the total capital stock of Obrinvest – Obras e Investimentos S.A., the owner of Cintra brand. The difference between the amount of R$16,614 paid and Obrinvest’s book value of R$185 was recorded in “Intangible assets” as brands and patents. On May 15, 2008 there was the dissolution of Obrinvest. On the same date, the assets and liabilities of Obrinvest were assumed by the Company.

On 28 March, 2007, AmBev announced the signing of a purchase agreement with respect to the acquisition of 100 % of Goldensand Comercio e Serviços Lda (“Goldensand”), the controlling shareholder of Cervejarias Cintra Industria e Comercio Ltda (“Cintra”).

The total transaction  amounted to approximately US$ 150,000 dollars and did not include the brands and distribution assets of Cintra, which could be included later at the option of the seller. The amounts recognized at the acquisition date for each class of Cintra’s assets, liabilities and contingent liabilities are included in the column “2007 Acquisitions” of the above table. The Cintra goodwill of R$ 297,039 is justified by the acquisition of additional production capacity.

Acquisition of Lakeport – Lakeport Brewing Income Fund (“Lakeport”)

On March 29, 2007 Labatt Canada acquired 91.43% of Lakeport’s Units, and paid for the Units the amount of CAD$208,468 (equivalent to R$376,211 on December 31, 2007). Subsequent to the compulsory acquisition of the remaining Units, Lakeport became Labatt Canada’s wholly-owned subsidiary.

7. OTHER OPERATING INCOME/EXPENSES

	2008	2007
Government grants	238,349	232,013
(Additions to)/Reversals of provisions	(29,146)	17,937
Tax recovery	58,687	46,123
Net gain on disposal of property, plant and equipment and intangible assets	46,554	2,302
Net rental income	2,606	1,783
Net other operating income	66,410	6,685
	383,460	306,843

Government grants are related to ICMS tax incentives granted by some states in Brazil.

8. NON-RECURRING ITEMS

To better reflect the performance of our business, income from operations and net income, as reported in accordance with IFRS, are adjusted for certain non-recurring items because of their significance, as detailed below:

In thousands de R$	2008	2007
Income from operations before non-recurring items	7,885,709	7,665,225
Restructuring	(20,554)	(8,230)
Assets disposals	-	39,263
Merger and acquisition activities (M&A)	(17,084)	-
Disputes	(21,573)	41,499
Income from operations	7,826,498	7,737,757

The 2008 and 2007 non-recurring restructuring charges of R$20,554 and R$8,230, respectively, relate to the realignment of the structure and processes in all geographical segments.

M&A activities in 2008 relate to non recurrent fees paid in connection with some opportunities explored during the year, but not closed.

Additionally, the Company paid fees in 2008 the amounting of R$21,573 related to an arbitrage dispute in a subsidiary.

The 2007 non-recurring items were positively impacted by R$39,263 related to the disposal of a plant in Labatt, and by R$41,499 related to net reversal of provisions for disputes.

If non-recurring items were not adjusted from income from operations, restructuring charges, M&A activities and disputes charges would have been presented under Administrative expenses and assets disposals under Other operating income/(expenses).

9. PAYROLL AND RELATED BENEFITS

	2008	2007
Wages and salaries	1,588,314	1,430,933
Social security contributions	383,147	336,847
Other personnel cost	334,872	369,049
Increase in liabilities for defined benefit plans	62,759	67,331
Share-based payment	57,816	38,673
Contributions to defined contribution plans	10,395	8,807
	2,437,303	2,251,640

Average number of full time employees (FTE)	41,138	38,331

10. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Impairment depreciation, amortization and expenses are included in the following income statement accounts for the year 2008:

	Depreciation and impairment of property, plant and equipment		Amortization of intangible assets
	2008	2007	2008	2007
Cost of sales	700,182	629,923	1,698	3,820
Sales and marketing expenses	300,660	209,090	139,411	160,886
Administrative expenses	113,063	98,071	35,323	28,064
Non-recurring items	-	(33,868)	-	-
	1,113,905	903,216	176,432	192,770

11. FINANCE COST AND INCOME

Recognized as profit or loss in the year

Finance cost

	2008	2007
Interest expenses	(1,200,471)	(1,062,282)
Interest on contingencies	(25,816)	(85,460)
Losses on hedging instruments that are not part of a hedge accounting relationship	(124,032)	(45,248)
Gains/ (losses) on non-derivative financial instruments at fair value through profit or loss	45,479	(12,368)
Gains/ (losses) from hedge ineffectiveness	314	(8,003)
Taxes on financial transactions	(63,995)	(122,793)
Other financial costs, including bank fees	(79,039)	(63,166)
	(1,447,560)	(1,399,320)

Interest expense is presented net of the effect of interest rate derivative instruments hedging AmBev’s interest rate risk – see also note 29 Risks arising from financial instruments. As required by IFRS 7 Financial Instruments: Disclosures the interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments is split as follows:

	2008	2007
Financial liabilities measured at amortized cost - not hedged	(530,865)	(520,473)
Fair value hedges – hedged items	(103,697)	(160,119)

Fair value hedges – hedging instruments	(265,006)	(216,777)

Cash flow hedges – hedged items	(143,172)	(161,888)

Cash flow hedges - (Hedging instruments (reclassified from equity)	65,993	78,195
Hedged items not part of hedge accounting relationship – economic hedges	(180,774)	(20,785)
Hedging instruments not part of hedge accounting relationship – economic hedges	(42,950)	(60,435)
	(1,200,471)	(1,062,282)

Finance income

	2008	2007
Interest income	89,052	84,034
Dividend income, non-consolidated companies	163	25
Gains on hedging instruments that are not part of a hedge accounting relationship	103,056	55,114
Gains on non-derivative financial instruments at fair value through profit	1,404	5,793
Other financial income	63,118	91,301
	256,793	236,267

Interest income stems from the following financial assets:

	2008	2007
Cash and cash equivalents	66,652	50,035
Investment securities held for trading	20,992	26,732
Other loans and receivables	1,408	7,267
	89,052	84,034

Foreign exchange gains and losses are presented net of the effect of Foreign exchange derivative instruments designated for hedge accounting. As required by IFRS 7 Financial Instruments: Disclosure, the split between results from foreign currency hedged items and results on the related hedging instruments can be summarized per type of hedging relationship as follows:

	2008	2007
Fair value hedges – hedged items	(582,353)	427,205
Fair value hedges – hedging instruments	582,353	(427,205)
Cash flow hedges – hedged items	40,238	(24,164)
Cash flow hedges – hedging instruments (reclassified from equity)	(43,835)	24,148
Hedged items not part of hedge accounting relationship – economic hedges	(10,723)	76,237
Hedging instruments not part of hedge accounting relationship	9,115	(75,978)
Other	5,205	(243)
	-	-

Foreign exchange results from fair value hedges mainly relate to bond 2011 and 2013 hedges see note 29. The results with regard to cash flow hedges primarily relate to the hedge of a Brazilian real loan in Canada. The increase in foreign exchange result on the cash flow hedges is explained by the devaluation of the Brazilian real during 2008.

Recognized directly in equity

	2008	2007
Hedging reserve
Recognized in equity during the period on cash flow hedges	12,209	187,532
Removed from equity and included in profit or loss	190,696	(157,299)
Removed from equity and included in the initial cost of inventories	4,118	(22,558)
	207,023	7,675

12. INCOME TAX AND SOCIAL CONTRIBUTION

Income tax and social contribution are recognized to the year’s results as follows:

	2008	2007
Income tax expense
Current	1,374,126	900,237
Deferred	73,031	609,834
	1,447,157	1,510,071

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

	2008	2007
Profit before tax	6,638,049	6,578,897
Adjustment on taxable basis
Non-taxable net financial income and other income	(355,847)	(217,090)
Non-taxable intercompany dividends	(163)	(25)
Government grant related to sales taxes	(238,349)	(243,964)
Expenses non-deductible for tax purposes	143,244	115,723
	6,186,934	6,233,541
Aggregated weighted nominal tax rate	32.69%	33.17%
Taxes – nominal rate	(2,022,509)	(2,067,666)
Adjustment on taxes expenses
Government grant on income tax	134,732	137,834
Tax savings from tax credits (interest attributed to shareholders’)	337,447	368,566
Tax saving from goodwill amortization on tax books	174,043	168,714
Change in tax rate	6,143	(6,722)
Dividends withholding tax	(47,672)	(36,765)
Other tax adjustment	(29,341)	(74,033)
Income tax expense	(1,447,157)	(1,510,071)
Effective tax rate	21.80%	22.95%

The total income tax expense is R$1,447,157 with an effective tax rate of 21.80% (22.95% in 2007).

The income tax recognized directly in equity is shown below:

	2008	2007
Income tax and social contribution (losses)/gains
Actuarial gains and losses	2,266	(5,734)
Cash flow Hedges	(156,682)	71,762

13. PROPERTY, PLANT AND EQUIPMENT

	2008					2007
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	2,945,220	8,635,844	1,771,439	418,076	13,770,579	13,655,862
Effect of movements in Foreign exchange	215,235	683,330	84,508	72,418	1,055,491	(619,927)
Acquisitions through business combinations	-	-	-	-	-	392,192
Acquisition	18,850	310,279	59,822	1,394,163	1,783,114	1,536,195
Disposals	1,276	(251,066)	(116,914)	(764)	(367,468)	(852,902)
Transfer to other asset categories	99,582	598,415	167,439	(1,098,229)	(232,793)	(359,902)
Other	-	5,258	18,513	10,379	34,150	19,061
Balance at end of year	3,280,163	9,982,060	1,984,807	796,043	16,043,073	13,770,579

Depreciation and Impairment
Balance at end of previous year	(1,161,471)	(5,396,657)	(1,164,909)	-	(7,723,037)	(7,910,636)
Effect of movements in foreign exchange	(40,552)	(345,323)	(47,736)	-	(433,611)	206,886
Acquisitions from business combinations	-	-	-	-	-	(73,062)
Depreciation	(117,569)	(695,763)	(201,639)	-	(1,014,971)	(937,160)
Impairment losses(i)	316	(99,510)	-	-	(99,194)	33,868
Disposals	7,183	231,609	85,992	-	324,784	673,645
Transfer to other asset categories	28,593	117,309	61,654	-	207,556	281,746
Other	-	-	-	-	-	1,676
Balance at end of year	(1,283,500)	(6,188,335)	(1,266,638)	-	(8,738,473)	(7,723,037)

Carrying amount :
December 31, 2007	1,783,749	3,239,187	606,530	418,076	6,047,542	6,047,542
December 31, 2008	1,996,663	3,793,725	718,169	796,043	7,304,600	-
(i) refers to returnable packaging losses.

On December 31, 2008, there are assets including property, plant and equipment , with a net book value totaling R$451,117, which have been granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

The company leases plant and equipment and  fixtures and fittings. The carrying amount of the leased assets was R$ 38,525 as of December 31, 2008 and R$ 42,785 as of December 31, 2007.

14. GOODWILL

	2008	2007

Balance at end of previous year	17,180,569	16,740,241
Effect of movements in foreign exchange	327,992	(183,991)
Acquisition s through business combinations and minority interests	403,868	624,319
Balance at end of year	17,912,429	17,180,569

The most relevant business combination in 2008 is the acquisition of shares from Quinsa’s minority shareholders, as mentioned in Note 6. This transaction generated a goodwill of R$403,868.

In 2007, the most relevant business combinations were the acquisition of “Lakeport”, by Labatt, and the acquisition of Goldensand Comercio e Serviços Lda., the controlling entity of “Cintra”, as mentioned in Note 4.3 (d). These transactions generated a goodwill of R$347,003 (equivalent to R$327,280 on December 31, 2007) and R$297,039, respectively.

The goodwill value was allocated to the following cash-generating units:

	2008	2007
Argentina	2,434,362	1,722,225
Brazil	542,006	542,006
Canada	14,761,398	14,741,675
Ecuador	770	770
Dominican Republic	163,538	163,538
Uruguay	10,355	10,355
	17,912,429	17,180,569

At the end 2008, AmBev completed its annual impairment testing and concluded, based on the assumptions described below, that no that no impairment charge was warranted. The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the assets values reported. AmBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. While a change in the estimate used could have a material impact on the calculation of the fair value and trigger an impairment charge, the Company is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

Goodwill, which accounted for approximately 43% of AmBev’s total assets as at 31 December 2008, impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the business unit level (that is, one level below the segments) based on a fair-value-less-cost-to-sell approach using a discounted free cash flow approach based on current acquisition valuation models. The key judgments, estimates and assumptions used in the fair-value-less-cost-to-sell calculations are as follows:

• The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year.

• In the second to fourth years of the model, free cash flows are based on AmBev’s strategic plan as approved by key management. AmBev’s strategic plan is prepared per country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions.

• For the subsequent six years of the model, data from the strategic plan is extrapolated using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources.

• Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital.

The above calculations are corroborated by valuation multiples or other available fair value indicators.

Although AmBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

15. INTANGIBLE ASSETS

	2008			2007
	Useful Life		Total	Total
	Indefinite	Finite
Acquisition cost
Balance at end of previous year	1,513,134	1,512,687	3,025,822	3,133,457
Effect of movements in foreign exchange	382,624	48,361	430,985	(322,120)
Acquisitions and expenditures	26,267	148,995	175,262	87,983
Acquisition through business combination	-	-	-	74,138
Disposal	-	(1,178)	(1,178)	(12,792)
Transfers to other assets categories	-	31,838	31,838	66,193
Other movements	-	2,558	2,558	(1,037)
Balance at end of year	1,922,025	1,743,261	3,665,287	3,025,822

Amortization and Impairment losses
Balance at end of previous year	-	(983,226)	(983,226)	(799,367)
Foreign exchange variation effect	-	(15,534)	(15,534)	6,688
Amortization	-	(176,432)	(176,432)	(192,770)
Disposal	-	513	513	12,792
Transfers to other assets categories	-	2,561	2,561	(15,422)
Other movement	-	(271)	(271)	4,853
Balance at end of year	-	(1,172,389)	(1,172,389)	(983,226)

Carrying amount:
December 31, 2007	1,513,134	529,461	2,042,596	2,042,596
December 31, 2008	1,922,025	570,872	2,492,898	-

AmBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands and distribution rights are expected to generate positive cash flows for as long as the Company owns the brands and distribution rights. Certain brands and their distribution rights have been assigned indefinite lives.

Intangible assets with indefinite useful lives have been tested for impairment at  cash-generating unit level based on the same impairment testing approach as for goodwill – see note 14 Goodwill above.  The royalty stream that could be obtained from licensing the intangible asset to a third party in an arm’s length transaction is also used as an indicator of fair value.

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

	2008	2007
Argentina	949,075	761,682
Bolivia	391,731	273,681
Canada	77,110	72,727
Chile	46,898	45,106
Paraguay	361,294	277,754
Uruguay	95,917	82184
	1,922,025	1,513,134

16. INVESTMENT SECURITIES

	2008	2007
Non-current investments
Equity securities available-for-sale	10	9
Debt securities held-to-maturity	317,403	240,581
	317,413	240,590

Current investments

Financial asset at fair value through profit or loss-held for trading	67	173,954
Debt securities held-to-maturity	-	852
	67	174,806

17.  DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	Asset		Liability		Net
	2008	2007	2008	2007	2008	2007

Property, plant and equipment	13,640	22,215	(245,870)	(232,091)	(232,230)	(209,876)
Intangible assets	38,426	29,421	(560,865)	(470,843)	(522,439)	(441,422)
Goodwill	198,422	174,688	-	-	198,422	174,688
Inventories	13,557	9,109	(17,777)	-	(4,220)	9,109
Other investments	288	44,521	(9,470)	(204)	(9,182)	44,317
Trade and other receivables	27,596	26,665	-	-	27,596	26,665
Interest-bearing loans and borrowings	98,005	93,116	(270,144)	(112,932)	(172,139)	(19,816)
Employee benefits	401,772	365,204	(4,521)	(3,986)	397,251	361,218
Provisions	421,678	380,438	-	-	421,678	380,438
Derivatives	20,572	190,776	(68,483)	-	(47,911)	190,776
Other items	89,859	20,326	(113,730)	(144,315)	(23,871)	(123,989)
Loss carryforwards	963,661	752,058	-	-	963,661	752,058
Gross deferred tax assets / (liabilities)	2,287,476	2,108,537	(1,290,860)	(964,371)	996,616	1,144,166
Netting by taxable entity	(469,709)	(267,149)	469,709	267,149	-	-
Net deferred tax assets / (liabilities)	1,817,767	1,841,388	(821,151)	(697,222)	996,616	1,144,166

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiration date.

Part of the tax benefit corresponding to the tax losses carryforward  and temporary differences of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable. The total unrecognized deferred tax assets related to tax losses carryforward for these subsidiaries amount to R$ 165,239 at December 31, 2008 for which the expiration term is on average 4 years (R$ 119,876 at December 31, 2007). The tax loss carryforward related to these unrecognized deferred tax assets are equivalent to R$ 656,377 at December 31, 2008  (R$ 485,973  at December 31, 2007 ) .

18. INVENTORIES

	2008	2007
Prepayments	195,445	87,644
Raw material and consumables	1,275,917	923,208
Work in progress	113,384	86,892
Finished goods	403,713	323,893
Goods purchased for resale	29,616	29,278
	2,018,075	1,450,915

19. TRADE AND OTHER RECEIVABLES

Non-current trade and other receivables

	2008	2007
Trade receivables	99,363	39,347
Cash deposits for guarantees	547,615	556,201
Other receivables	343,410	230,351
Tax credits	1,633,828	1,983,141
	2,624,216	2,809,040

Current trade and other receivables

	2008	2007
Trade receivables	1,832,607	1,742,367
Interest receivable	40,092	34,495
Taxes receivable	316,719	285,684
Derivative financial instruments with positive fair value	819,403	336,889
Prepaid expenses	1,044	79,931
Other receivables	418,807	432,865
	3,428,672	2,912,231

The age of the current trade receivables, interest receivables and other receivables can be detailed as follows:

	Net carrying amount as of December 31, 2008	Of which neither impaired nor past due on the reporting date	Past due – between 30 - 60 days	Past due – between 60 - 90 days	Past due – between 90 - 180 days	Past due – between 180 - 360 days	Past due – between more than 360 days
Trade receivables	1,832,607	1,819,793	5,424	4,200	1,356	911	923
Interest receivable	40,092	40,092
Other receivables	418,807	418,807
	2,291,506	2,278,692	5,424	4,200	1,356	911	923

Overdue amounts are not impaired since the collection is still deemed as likely.

The Company’s exposure to credit, currency and interest rate risks is disclosed in Note 29.

20. CASH AND CASH EQUIVALENTS

	2008	2007
Short-term bank deposits	2,725,581	1,459,017
Current bank accounts	559,748	841,532
Cash	13,537	7,680
Cash and cash equivalents	3,298,866	2,308,229

Bank overdrafts	(18,820)	(67,325)

21. ASSETS HELD FOR SALE

	2008	2007
Assets held for sale	67,938	102,620
	67,938	102,620

Assets held for sale in the amount of R$67,938 refers to land and buildings, mainly in Brazil and Canada. The disposal of these assets is expected in 2009.

22. CHANGES IN EQUITY

The table below presents the changes in shareholders’ equity in 2007 and 2008:

in thousand of R$	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share- based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total	Minority interest	Total Equity
As per January 1, 2007	5,716,087	(940,768)	92,467	-	32,680	(464,613)	(66,960)	14,034,205	18,403,098	567,899	18,970,997
Total recognized income and expenses	-	-	-	(508,191)	5,602	(42,401)	-	5,003,436	4,458,446	59,368	4,517,814
Shares issued	389,120	-	-	-	-	-	-	(260,786)	128,334	-	128,334
Dividends	-	-	-	-	-	-	-	(1,925,877)	(1,925,877)		(1,925,877)
Share-based payments	-	-	31,192	-	-	-	-	-	31,192	1,155	32,347
Treasury shares	-	(218,101)	(5,301)	-	-	-	(19,129)	(2,762,157)	(3,004,688)	-	(3,004,688)
Other	-	-	-	-	-	-	-	29,481	29,481	(121,730)	(92,249)

As per December 31,2007	6,105,207	(1,158,869)	118,358	(508,191)	38,282	(507,014)	(86,089)	14,118,303	18,119,987	506,692	18,626,679

in thousand of R$	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share- based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total	Minority interest	Total Equity
As per December 31,2007	6,105,207	(1,158,869)	118,358	(508,191)	38,282	(507,014)	(86,089)	14,118,303	18,119,987	506,692	18,626,679
Total recognized income and expenses	-	-	-	1,195,434	67,060	(22,597)	-	5,119,100	6,358,997	65,337	6,424,334
Shares issued	496,783	-	-	-	-	-	-	(441,121)	55,662	-	55,662
Dividends	-	-	-	-	-	-	-	(3,187,460)	(3,187,460)		(3,187,460)
Share-based payments	-	-	44,056	-	-	-	-	-	44,056	(1,130)	42,926
Treasury shares	-	1,049,592	(10,683)	-	-	-	(7,086)	(1,641,854)	(610,031)	-	(610,031)
Purchase of minority interests	-	-	-	-	-	-	-		-	(357,402)	(357,402)
Other	-	-	-	-	-	-	-	6,306	6,306	10,563	16,869

As per December 31,2008	6,601,990	(109,277)	151,731	687,243	105,342	(529,611)	(93,175)	13,973,274	20,787,517	224,060	21,011,577

Outstanding shares	Preferred*	Common*	Total*
At the end of the previous year	279,362	345,055	624,417
Changes during the year	(9,934)	453	(9,481)
	269,428	345,508	614,936

Treasury shares	Preferred*	Common*	Total*
At the end of the previous year	7,668	1,191	8,859
Changes during the year	(6,841)	(1,086)	(7,927)
	827	105	932
*per thousand shares

Changes in treasury shares	2008	2007
At the begining of the year	(1,158,869)	(940,768)
Reacquired shares for the satisfaction of share-based payments transaction	(346,971)	(117,329)
Reacquired shares	(283,283)	(2,955,850)
Cancellation of shares	1,638,204	2,760,519
Satisfaction of share-based payments transaction	41,642	94,559
At the end of the year	(109,277)	(1,158,869)

Capital stock and treasury shares

On December 31, 2008, the Company’s capital stock of R$6,601,990, was represented by 614,936 thousand shares of which 345,508 thousand are common shares and 269,428 thousand are preferred shares, all of them with no par value.

At the Board of Directors Meeting held on October 9, 2008, the Company increased its capital by of R$2,212 upon the issuance of 24,000 preferred shares fully subscribed by Fundo de Investimentos do Nordeste – FINOR with funds from tax incentives referring to incentives from 1998, 1997 calendar years.

At the Board of Directors’ Meeting held on July 25, 2008, the members of the Board approved the Company shareholders’ subscription of 431,000 common shares and 61,000 preferred shares at the price of R$111.48 and R$123.30 per share, respectively, totaling R$55,662.  The 25,000 common shares and 95,000 preferred shares whose shareholders exercised the right to withdraw provided for in the legislation were deducted from this approval; the amount of R$14,578 referring to the aforementioned right was reimbursed to shareholders on July 25, 2008.

At the Annual Ordinary and Extraordinary General Meeting held on April 28, 2008, the following changes in the Company’s capital stock occurred:

-
Capital stock increase of R$307,236, by means of the issuance of 1,814 thousand common shares and 852 thousand preferred shares to Interbrew and Ambrew, all of those shares being paid-up with the partial capitalization of the tax benefit ascertained by the Company with the partial amortization of the incentive  reserve;

-
Capital stock increase of R$131,672, without the issuance of shares, corresponding to the capitalization of 30% of the tax benefit ascertained by the Company with the partial amortization of the incentive reserve;

-	Cancellation of 1,792 thousand common shares and 10,871 thousand preferred shares issued by the Company held in treasury, without decrease of the capital stock amount.

During the year ended December 31, 2008, the Company acquired in the market 2,105 thousand preferred shares at the weighted average cost of R$121,19, the maximum cost being R$126,52, and the minimum cost being R$98,90, and 258 thousand common shares at the weighted average cost of R$108,53, the maximum cost being R$111,48 and the minimum cost being R$86,20.

The preferred shares are non-voting but have priority in the return of capital in the event of liquidation. The common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35 % of net income determined under Brazilian GAAP, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders’ equity (item (e)). Preferred shares are entitled to a dividend premium of 10 % over that received by the common shareholders.

Authorized capital

The Company is authorized to increase its capital stock up to 700,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which shall resolve on the payment conditions, characteristics of shares to be issued and issuance price, and shall also establish whether the capital stock shall be increased by means of public or private subscription.

Dividends

At the Board of Directors Meeting held on December 22, 2008, the members of the Board approved the distribution of interest attributed to shareholders’ equity resulting from income ascertained in the extraordinary balance sheet of August 31, 2008, to be attributed to the compulsory minimum dividends for the year 2008, at the ratio of R$0.3900 per common share and R$0.42900 per preferred share. The distribution of interest attributed to shareholders’ equity was taxed pursuant to the current legislation, which resulted in a net distribution of R$0.33150 per common share and R$0.36465 per preferred share.

These payments were made as of January 30, 2009 (subject to the approval of the Annual General Meeting referring to the fiscal year ended on December 31, 2008) based on the shareholding of January 14, 2009 for Bovespa shareholders and January 19, 2009 for NYSE shareholders, without price level restatement. The shares and the ADRs have been traded ex-dividends as of January 15, 2009.

Interest attributed to shareholders’

Under Brazilian law, companies have the option to distribute to Interest attributed to shareholders’calculated based on the long-term interest rate (TJLP) on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed.

Although this item is recorded in the statutory and tax books, as financial expenses, at the occurrence of the allocation of the amounts to be paid to the shareholders, it is reclassified to shareholders' equity and presented as dividends, to reflect the essence of the transaction. Thus, interest attributed to shareholders’ equity is considered as dividends and is not recorded in the statement of income.

Interest attributed to shareholders’ equity and dividends not claimed within 3 years reverts back to the Company.

Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments in conformity with the IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also note 29 Risks arising from financial instruments.

Actuarial  gains and losses

The actuarial gains and losses comprise the difference between estimates (assumptions) and actual experience in a pension plan.

Share-based payment

Different share and share option programs allow the Company’s senior management and members of the board to acquire shares of the Company. AmBev adopted IFRS 2 Share-based Payment of January 1, 2005 to all programs granted after November 7, 2002 that had not yet vested on January 1, 2007.

Treasury shares

The treasury shares comprise reacquired stock held by the Company. The gains and losses related to satisfaction of share based payment transactions and resale of treasury shares are recorded on “Result on treasury shares” reserve

23. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net income attributable to  equity holders of AmBev of R$5,119,100 (2007: R$5,003,436) and a weighted average number of shares outstanding during the year, calculated as follows:

Thousand shares	2008
	Common	Preferred	Total

Issued shares at 1 January, net of treasury shares	287,531	270,312	557,843
Effect of shares issued / repurchased	562	(1,382)	(820)
Weighted average number of shares at 31 December	288,094	268,930	557,023

Thousand shares	2007
	Common	Preferred	Total

Issued shares at 1 January, net of treasury shares	289,260	289,231	578,491
Effect of shares issued / repurchased	(278)	(9,816)	(10,094)
Weighted average number of shares at 31 December	288,982	279,415	568,397

The calculation of diluted earnings per share is based on the profit attributable to  equity holders of AmBev of R$5,119,100 (2007: R$5,003,436) and a weighted average number of shares (diluted) outstanding during the year, calculated as follows:

Thousand shares	2008
	Common	Preferred	Total

Weighted average number of shares at 31 December	288,094	268,930	557,023
Effect of share options	6,013	44,383	50,396
Weighted average number of shares (diluted) at 31 December	294,107	313,313	607,419

Thousand shares	2007
	Common	Preferred	Total

Weighted average number of shares at 31 December	288,981	279,415	568,396
Effect of share options	13,101	80,628	93,729
Weighted average number of shares (diluted) at 31 December	302,082	360,043	662,125

The calculation of earnings per share before non-recurring items (basic) is based on the income before non-recurring items, attributable to equity holders of AmBev, calculated as follows:

In thousands of Brazilian Reais	2008
	Common	Preferred	Total

Income attributable to equity holders of AmBev	2,525,671	2,593,429	5,119,100
Non-recurring items, after taxes, attributable to equity holders of AmBev	(28,810)	(29,582)	(58,392)
Income before non-recurring items (basic), attributable to equity holders of AmBev	2,554,481	2,623,011	5,177,492

In thousands of Brazilian Reais	2007
	Common	Preferred	Total

Income attributable to equity holders of AmBev	2,424,630	2,578,806	5,003,436
Non-recurring items, after taxes, attributable to equity holders of AmBev	34,695	36,901	71,596
Income before non-recurring items (basic), attributable to equity holders of AmBev	2,389,935	2,541,905	4,931,840

The calculation of earnings per share before non-recurring items (diluted) is based on the profit before non-recurring items, attributable to equity holders of AmBev, calculated as follows:

In thousands of Brazilian Reais	2008
	Common	Preferred	Total

Income attributable to equity holders of AmBev	2,357,041	2,762,059	5,119,100
Non-recurring items, after taxes, attributable to equity holders of AmBev	(26,886)	(31,506)	(58,392)
Income before non-recurring items (diluted), attributable to equity holders of AmBev	2,383,927	2,793,565	5,177,492

In thousands of Brazilian Reais	2007
	Common	Preferred	Total

Income attributable to equity holders of AmBev	2,165,000	2,838,437	5,003,436
Non-recurring items, after taxes, attributable to equity holders of AmBev	30,980	40,616	71,596
Income before non-recurring items (diluted), attributable to equity holders of AmBev	2,134,020	2,797,820	4,931,840

The tables below set out the EPS calculation:

In thousands of Brazilian Reais	2008
	Common	Preferred	Total

Income attributable to equity holders of AmBev	2,525,671	2,593,429	5,119,100
Weighted average number of shares	288,094	268,930	557,023
Basic EPS	8.77	9.64

Income before non-recurring items, attributable to equity holders of AmBev	2,554,481	2,623,011	5,177,492
Weighted average number of shares	288,094	268,930	557,023
EPS before non-recurring items	8.87	9.75

Income attributable to equity holders of AmBev	2,357,041	2,762,059	5,119,100
Weighted average number of shares (diluted)	294,107	313,313	607,419
Diluted EPS	8.01	8.82

Income before non-recurring items, attributable to equity holders of AmBev	2,383,927	2,793,565	5,177,492
Weighted average number of shares (diluted)	294,107	313,313	607,419
Diluted EPS before non-recurring items	8.11	8.92

In thousands of Brazilian Reais	2007
	Common	Preferred	Total

Income attributable to equity holders of AmBev	2,424,630	2,578,806	5,003,436
Weighted average number of shares	288,981	279,415	568,396
Basic EPS	8.39	9.23

Income before non-recurring items, attributable to equity holders of AmBev	2,389,935	2,541,905	4,931,840
Weighted average number of shares	288,981	279,415	568,396
EPS before non-recurring items	8.27	9.10

Income attributable to equity holders of AmBev	2,165,000	2,838,437	5,003,436
Weighted average number of ordinary shares (diluted)	302,082	360,043	662,125
Diluted EPS	7.17	7.88

Income before non-recurring items, attributable to equity holders of AmBev	2,134,020	2,797,820	4,931,840
Weighted average number of ordinary shares (diluted)	302,082	360,043	662,125
Diluted EPS before non-recurring items	7.06	7.77

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding. 259,089 share options were anti-dilutive and not included in the calculation of the dilutive effect.

As mentioned in note 22, preferred shares are entitled to a dividend premium of 10 % over that received by the common shareholders This fact is considered in basic and diluted EPS calculation.

24. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign currency risk, please refer to note 29.

Non-current liabilities

	2008	2007
Secured bank loans	86,279	712,664
Unsecured bank loans	2,676,062	2,146,476
Unsecured bond issues	3,919,373	4,305,642
Unsecured other loans	360,411	334,378
Finance lease liabilities	27,498	31,179
	7,069,623	7,530,339

Current liabilities

	2008	2007
Secured bank loans	52,900	210,011
Unsecured bank loans	2,698,260	1,629,743
Unsecured bond issues	817,050	377,183
Unsecured other loans	8,454	45,482
Finance lease liabilities	11,540	8,119
	3,588,204	2,270,538

Terms and debt repayment schedule

	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Bank loans	139,179	52,900	-	86,279	-
Unsecured bank loans	5,374,322	2,698,260	234,833	2,163,711	277,518
Unsecured bond issues	4,736,422	817,050	-	3,702,122	217,250
Unsecured other loans	368,866	8,454	53,931	225,909	80,572
Finance lease liabilities	39,038	11,540	18,332	9,166	-
	10,657,827	3,588,204	307,096	6,187,187	575,340

Finance lease liabilities

	Total 2008	Interest 2008	Principal 2008	Total 2007	Interest 2007	Principal 2007
Less than one year	15,150	3,610	11,540	11,013	2,894	8,119
1 to 5 years	33,713	6,215	27,498	14,572	2,824	11,748
More than 5 years	-	-	-	21,590	2,159	19,431
	48,863	9,825	39,038	47,175	7,877	39,298

25.   EMPLOYEE BENEFITS – SOCIAL PROGRAMS

AmBev maintains post-employment benefits, such as pension benefits and medical and dental care. According to IAS 19 Employee Benefits, post-employment benefits are classified as either defined contribution or defined benefit plans.

Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by privately administered pension funds. During the year 2008, the Company contributed R$7,255 (R$11,889 in 2007) to these funds, which is considered an expense. Once the contributions have been paid, the group has no further payment obligations.

Defined benefit plans

The Company provides  pension benefits, health care benefits, reimbursement of expenses with drugs and other benefits to their retirees. Health care benefits, reimbursement of expenses with drug and other benefits are not granted to new retirees.

The present value of funded obligations includes R$333,323 of two health care plans for which the benefits are provided directly by Fundação Antônio e Helena Zerrener (“FAHZ”). FAHZ is a legally distinct entity whose main goal is to provide AmBev’s current and retired employees and managers with health care and dental assistance, assistance in technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2008 and 2007, actuarial liabilities related to the benefits provided by FAHZ are fully offset by an equivalent amount of  plans assets. As a result, the net liability recognized in the balance sheet is nil.

On December 31, the net liability for long-term and post-employment benefits consist of the following:

In thousands of Brazilian Reais	2008	2007
Present value of funded obligations	(2,942,058)	(3,227,416)
Fair value of plan assets	3,138,897	3,534,541
Present value of net obligations	196,839	307,125
Present value of unfunded obligations	(488,339)	(544,003)
Present value of net obligations	(291,500)	(236,878)

Unrecognized past service cost	5,841	6,913
Unrecognized assets	(466,730)	(553,874)
Net liability	(752,388)	(783,839)

Other long term employee benefits	(12,029)	(11,799)
Total employee benefits	(764,418)	(795,638)

Employee benefits amount in the balance sheet:
Liabilities	(784,290)	(814,141)
Assets	19,872	18,503
Net liabilities	(764,418)	(795,638)

The changes in the present value of the defined benefit obligations are as follows:

In thousands of Brazilian Reais	2008	2007

Defined benefit obligation at 1 January	(3,771,419)	(3,834,386)

Service cost	(68,135)	(62,270)
Interest cost	(234,647)	(232,847)
New unvested past service cost	(3,034)	(243)
Actuarial gains and (losses)	495,546	43,156
Reclassifications	-	2,212
Exchange differences	(99,665)	62,353
Benefits paid	250,956	250,506
Defined benefit obligation at 31 December	(3,430,397)	(3,771,419)

The changes in the fair value of plan assets are as follows:

In thousands of Brazilian Reais	2008	2007
Fair value of plan assets at 1 January	3,534,541	3,366,070
Expected return	283,212	310,675
Actuarial gains and (losses)	(645,943)	(34,365)
Contributions by employer	136,148	184,053
Contributions by plan participants	3,741	4,186
Exchange differences	78,155	(45,572)
Benefits paid	(250,956)	(250,506)
Fair value of plan assets at 31 December	3,138,898	3,534,541

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

In thousands of Brazilian Reais	2008	2007
Current service costs	(43,438)	(55,807)
Interest cost	(234,647)	(232,845)
Expected return on plan assets	283,210	310,675
Amortized past service cost	(460)	(15,035)
New vested past service cost	(17,743)	(2,293)
Recognized past service cost	(3,139)	-
Asset limitation	(46,542)	(72,026)
	(62,759)	(67,331)

The employee benefit expenses is included in the following line items of the income statement:

In thousands of Brazilian Reais	2008	2007
Cost of sales	(15,707)	(14,987)
Distribution expenses	(24,560)	(25,881)
Sales and marketing expenses	(724)	(704)
Administrative expenses	(21,768)	(25,759)
	(62,759)	(67,331)

The assumptions used in the calculation of the obligations are as follows:

	2008	2007
Discount rate	8.1%	6.6%
Future salary increases	3.8%	3.6%
Future pension increases	2.4%	2.3%
Medical cost trend rate	8.9% p.a reducing to 6.6%	9.2% p.a reducing to 6.5%
Dental claims trend rate	4.6%	4.0%
Life expectation for a 40 year old male	80	80
Life expectation for a 40 year old female	85	84

The assumptions used in the calculation of the period’s pension costs are as follows:

	2008	2007
Discount rate	6.6%	4.8%
Expected return on plan assets	8.4%	5.7%
Future salary increases	3.6%	2.6%
Future pension increases	2.3%	1.6%
Medical cost trend rate	9.2% p.a reducing to 6.5%	6.7% p.a reducing to 3.9%
Dental claims trend rate	4.0%	4.1%
1 Since the assumptions are nominal rates in different currencies the Company have converted the foreign rates into reais equivalents based on the 2 year forward currency exchange rates. The weighted average assumptions are calculated based on these reais equivalents.

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost while a negative amount refers to an increase in the obligations or cost):

In thousands of Brazilian Reais	2008	2008	2007	2007
Medical cost trend rate	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Effect on the aggregate of the service cost and interest cost and of medical plans	(7,417)	6,243	(7,471)	6,276
Effect on the defined benefit obligation for medical cost	(57,148)	48,776	(78,827)	67,848

In order to comply with the disclosure requirements of IAS 1 Presentation of Financial Statements, Company´s sensitivity analysis in relation to the discount rates, future salary increases and mortality rates are presented below:

In thousands of Brazilian Reais	2008	2008	2007	2007
Discount rate	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of medical plans	1,447	(1,018)	1,594	(1,066)

Effect on the defined benefit obligation for medical cost	156,704	(168,404)	230,578	(243,475)
In thousands of Brazilian Reais	2008	2008	2007	2007
Future salary increase	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of medical plans	(1,142)	1,126	(1,141)	1,098

Effect on the defined benefit obligation for medical cost	(6,280)	6,133	(8,916)	8,719

In thousands of Brazilian Reais	2008	2008	2007	2007
Longevity	One year increase	One year decrease	One year increase	One year decrease
Effect on the aggregate of the service cost and interest cost of medical plans	(8,895)	8,985	(9,294)	9,092

Effect on the defined benefit obligation for medical cost	(89,830)	87,520	(123,012)	119,882

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.
The fair value of plan assets at 31 December consists of the following:

	2008	2007
Government bonds	47%	46%
Corporate bonds	13%	8%
Equity	39%	44%
Property	2%	2%

The pension plan includes indirect investments in shares issued by the Company for a total fair value of R$ 1,016 (R$1,497 on December 31, 2007)

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

Based on IFRS 1 exemption on Employee Benefits, the Company presented two years, as from the transition date, of history of the present value of the defined benefit obligations, the fair value of the plan assets and the deficit in the plans, as follows:

In thousands of Brazilian Reais	2008	2007
Present value of the defined benefit obligations	(2,942,058)	(3,227,416)
Fair value of plan assets	3,138,897	3,534,541
Deficit	196,839	307,125
Experience adjustments: (increase)/decrease plan liabilities	495,546	43,156
Experience adjustments: increase/(decrease) plan assets	(645,943)	(34,365)

AmBev expects to contribute approximately R$ 94,744 to its defined benefit plans in 2009.

26. SHARE-BASED PAYMENTS

AmBev maintains an option plan for purchase of shares by employees and directors, in order to align the interests of shareholders with those of the employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates option plans, defining the terms and determining the price for which the shares will be purchased. The fair value of these share-based payment compensations is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

The fair value of the options granted is expensed over the vesting period. The options granted under the bonus plan and issued during the second quarter of 2008 cliff vest after 5 years. AmBev issued a total of 674 thousand of such options, representing a fair value of approximately R$37,166. In addition, 129 thousand options were granted to members of the board of directors, representing a fair value of approximately R$10,778.

The weighted average fair value of the options and assumptions used in applying the AmBev option pricing model for the 2008 grants are as follows:

In thousands of R$	2008	2007	2006
Fair value of options granted	83.55	61.83	65.00
Share price	134.19	108.84	101.40
Exercise price	130.63	100.83	90.27
Expected volatility	33.0%	25.5%	30.0%
Expected option life (in years)	5.0	4.0	3.0
Expected dividends	0%	0%	0%
Risk-free Interest rate	12.5%	10.6%	14.6%

As per the terms of the Option Plan for 2008, the exercise price is determined as being the average of the quoted prices calculated on a daily basis during the 30 days before the grant date.

Expected volatility is based on historical volatility calculated using 252 days of historical data. The Hull binomial model assumes that all employees would immediately exercise their options if the AmBev share price is 2.5 times above the exercise price.

The total number of outstanding options developed follows:

Thousand options	2008	2007	2006
Options outstanding at January 1	2,295	2,439	3,510
Options issued during the year	803	845	766
Options exercised during the year	128	611	1,479
Options forfeited during the year	141	378	358
Options outstanding at December 31	2,829	2,295	2,439

The range of exercise prices of the outstanding options is between R$54.11 and R$130.63 and the weighted average remaining contractual life is approximately 3.7 years.

Of the 2,829 thousand outstanding options, 559 thousand options are vested at December 31, 2008.

The weighted average exercise price of the options is as follows:

In thousands of R$	2008	2007	2006
Options outstanding at January 1	84.34	64.76	50.96
Options issued during the year	134.19	108.84	101.40
Options exercised during the year	94.94	63.67	54.45
Options forfeited during the year	75.70	60.25	50.81
Options outstanding at December 31	97.52	84.34	64.76
Options vested at December 31	55.20	50.65	49.38

The Company may use the treasury shares to settle share options. Additionally, the current number of authorized shares is considered sufficient to satisfy all options plans.

Since 2005, bonuses granted to Company employees and management are partially settled in shares.

The above described share-based payment transactions resulted in a total expense of R$57,816 for the year 2008 and R$38,673 for the year 2007.

27. PROVISIONS

	Restructuring	Disputes	Other	Total
Balance at January 1 , 2008	34,559	998,719	-	1,033,278
Effect of changes in foreign exchange rates	(264)	23,370		23,106
Provisions made	7,249	295,252	-	302,501
Provisions used	(23,054)	(177,596)	-	(200,650)
Provisions reversed	(2,972)	(131,367)	-	(134,339)
Transfer between account	-	(140,399)	140,399	-
Other movements	-	40,776	-	40,776
Balance at December 31, 2008	15,518	908,755	140,399	1,064,672

Provision for disputes comprise mainly tax and labor lawsuits. (see note 32)

The provisions are expected to be settled within the following time windows:

In thousand of Brazilian Reais	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Current restructuring	11,486	11,486	-	-	-
Non-current restructuring	4,032	-	4,032	-	-

	15,518	11,486	4,032	-	-

Disputes
Commercial	45,592	4,239	8,271	16,541	16,541
Tax on sales	445,247	30,054	83,039	166,077	166,077
Income tax	69,834	4,862	12,994	25,989	25,989
Labor	244,293	17,310	45,397	90,793	90,793
Other	103,789	33,823	13,998	27,984	27,984
	908,755	90,288	163,699	327,384	327,384

Other	140,399	-	-	-	140,399
	1,064,672	101,774	167,731	327,384	467,783
The expected settlement was based on management’s best estimate at the balance sheet date.

28. TRADE AND OTHER PAYABLES

Non-current

	2008	2007
Trade payables	15,817	2,581
Other payables	610,565	662,953
	626,382	665,534
Current

	2008	2007
Trade payables and accrued expenses	3,308,296	2,509,975
Payroll and social security payables	308,584	385,535
Indirect tax payable	1,325,545	1,093,732
Interest payable	365,485	168,080
Consigned packaging	77,617	88,406
Cash guarantees	4,433	3,486
Derivative financial instruments with negative fair values	418,763	733,919
Dividends payable	300,087	36,109
Other payables	38,651	111,857
	6,147,461	5,131,099

29. RISKS ARISING FROM FINANCIAL INSTRUMENTS

Derivative instruments

The Company’s use of derivatives observes strictly the financial risk policy approved by the Board of Directors. The purpose of the policy is to set out guidelines for the management of financial risks inherent to the capital market in which AmBev carries out its operations. The policy comprises four (4) main points: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) translation and balance conversion risks and (iv) credit risks of financial counterparts.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be maintained in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest and commodities (mainly aluminium, wheat and sugar) that may affect the Company’s revenues, costs and/or investments amounts. Any exception to the policy must be approved by the Board of Directors.

To meet its objectives, the Company and its subsidiaries use derivative interest and commodities. Derivative instruments authorized by the risk policy are futures contracts traded on forex, deliverable forwards, non-deliverable forwards and swaps. On December 31, 2008, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified per strategy according to its purpose, as follows:

i) Financial hedge – operations contracted with the purpose of protecting the Company’s net indebtedness against foreign exchange variations and interest rates. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were stated as Fair value hedge instruments. Therefore, its results, measured according to their fair value, are recognized in each accounting period in financial income.

ii) Operational hedge – These contracted operations for the purpose of reducing the Company’s exposure to the fluctuation of exchange variation and raw material prices, investments, equipment and services to be acquired. All derivatives recorded in this strategy are classified as cash flow hedge instruments. Thus, net results of such operations calculated at its fair value, are recorded in the shareholders’ equity account up to the moment of recognition of the hedged item, when the accumulated results are recorded in the corresponding booking accounts.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the fiscal impact of operations between the Company and subsidiaries. Derivatives used to hedge against foreign exchange impacts in the calculation of income tax were designated Fair Value Hedge. Thus, the net income from these operations is recognized on the accrual basis in the income tax result of each period.

On December 31, 2008 and 2007, these instruments’ contracted amounts and their respective fair values, as well as each year’s accumulated effects, are detailed in the table below:

Purpose / Risk/ Instrument		Notional Value		Fair Value		Accumulated Effect (2)
		31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07
Foreign Currency	Future contracts(1)	1,630,058	1,164,187	(52,960)	11,256	408,905	(244,803)
Foreign Currency	Non Deliverable Forwards	984,737	361,074	161,206	(6,808)	174,620	7,027
Foreign Currency	Deliverable Forwards	315,772	55,256	13,406	(177)	9,672	(1,244)
Interest Rates	Future contracts(1)	(1,000,000)	-	(460)	-	(12,710)	-
Commodity	Future contracts(1)	236,798	83,513	(53,039)	2,781	(86,258)	(4,769)
Commodity	Swaps	471,008	420,234	(293,716)	(27,751)	(303,704)	(40,466)
Operational Hedge		2,638,373	2,084,264	(225,563)	(20,699)	190,525	(284,255)
Foreign Currency	Future contracts(1)	(713,369)	(786,369)	23,209	(4,687)	(34,128)	187,561
Foreign Currency	Swaps	2,635,641	3,996,404	172,931	(535,142)	347,030	(896,851)
Foreign Currency	Non Deliverable Forwards	1,469,253	1,198,703	379,282	-	41,074	119,103
Interest Rates	Future contracts(1)	382,000	450,000	(216)	13	(284)	(3,448)
Interest Rates	Swaps	921,660	886,823	14,577	(139,604)	(22,958)	(59,811)
Financial Hedge		4,695,185	5,745,561	589,783	(679,420)	330,734	(653,446)
Foreign Currency	Future contracts(1)	(1,590,329)	(900,529)	52,689	(9,160)	(302,366)	232,448
Fiscal Hedge		(1,590,329)	(900,529)	52,689	(9,160)	(302,366)	232,448
Total Derivatives		5,743,229	6,929,296	416,909	(709,279)	218,893	(705,253)

(1) Futures contracts are traded on organized futures exchanges, whereas other derivative financial instruments are traded directly with financial institutions.

(2) Income generated by operations during the year ended in 2008. The amount generated in the year, R$28,368 was recognized in income for the year, of which R$330,734 as financial income and R$(302,366) as income tax and social contribution; and the gain of R$190,525 was recorded in shareholders’ equity, partially amortizing the earnings retained in previous periods, which will be recognized in future periods as property, plant and equipment or investment, depending on the nature of each hedge.

These instruments, as of December 31, 2008, at Fair Value and Notional Value per instrument, matured as follows:

Purpose / Risk / Instruments		Fair Value
		2009	2010	2011	2012	>2012	Total
Foreign Currency	Future contracts	(46,023)	(6,937)	-	-	-	(52,960)
Foreign Currency	Non Deliverable Forwards	161,659	(454)	-	-	-	161,205
Foreign Currency	Deliverable Forwards	14,031	(625)	-	-	-	13,406
Interest Rates	Future contracts	(91)	(369)	-	-	-	(460)
Commodity	Future contracts	(49,658)	(3,380)	-	-	-	(53,038)
Commodity	Swaps	(293,716)	-	-	-	-	(293,716)
Operational Hedge		(213,798)	(11,765)	-	-	-	(225,563)
Foreign Currency	Future contracts	18,141	(1,833)	4,806	(1,594)	3,688	23,209
Foreign Currency	Swaps	-	-	164,206	-	8,725	172,931
Foreign Currency	Non Deliverable Forwards	297,596	-	-	81,686	-	379,282
Interest Rates	Future contracts	(6)	(7)	(13)	(13)	(177)	(216)
Interest Rates	Swaps	(31,977)	46,554	-	-	-	14,577
Financial Hedge		283,754	44,714	168,999	80,079	12,236	589,783
Foreign Currency	Future contracts	52,689	-	-	-	-	52,689
Fiscal Hedge		52,689	-	-	-	-	52,689
Total Derivatives		122,645	32,950	168,999	80,079	12,236	416,909

Purpose / Risk / Instruments		Notional Value
		2009	2010	2011	2012	>2012	Total
Foreign Currency	Future contracts	1,408,043	222,015	-	-	-	1,630,058
Foreign Currency	Non Deliverable Forwards	975,188	9,549	-	-	-	984,737
Foreign Currency	Deliverable Forwards	305,145	10,627	-	-	-	315,772
Interest Rates	Future contracts	(700,000)	(300,000)	-	-	-	(1,000,000)
Commodity	Future contracts	199,070	37,728	-	-	-	236,798
Commodity	Swaps	471,008	-	-	-	-	471,008
Operational Hedge		2,658,454	(20,081)	-	-	-	2,638,373
Foreign currency	Future Contracts	(510,635)	58,425	(169,433)	64,852	(156,579)	(713,369)
Foreign currency	Swaps	-	-	1,247,725	-	1,387,917	2,635,641
Foreign currency	Non Deliverable Forwards	1,188,813	-	-	280,440	-	1,469,253
Interest Rates	Future Contracts	447,500	(5,000)	(5,000)	(2,500)	(53,000)	382,000
Interest Rates	Swaps	300,000	621,660	-	-	-	921,660
Financial Hedge		1,425,678	675,085	1,073,292	342,792	1,178,338	4,695,185
Foreign Currency	Future Contracts	(1,590,329)	-	-	-	-	(1,590,329)
Fiscal Hedge		(1,590,329)	-	-	-	-	(1,590,329)
Total Derivatives		2,493,803	655,004	1,073,292	342,792	1,178,338	5,743,229

The Company has identified the main risk factors that may generate losses in its operations with derivative financial instruments. Accordingly, it has developed a sensitivity analysis based on three (3) scenarios that may generate impacts on the Company’s future results and/or cash flows, as described below:

1 – Base scenario: maintenance of foreign exchange rate, interest and commodities prices on the same levels observed on December 31, 2008.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2008.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2008.

In addition to presenting the possible effects on individual results of derivative operations, we also show in the analysis the effects of derivative operations contracted for asset protection along with each transaction’s hedge objects.

Risk Factor	Financial Instrument	Risk	Base Scenario	Adverse Scenario	Remote Scenario	VaR (R$) (i)

Foreign Currency	Future Contracts	Dollar decrease	(52,960)	(407,514)	(815,029)	266,710
Foreign Currency	NDFs	Dollar and Euro decrease	161,206	(246,184)	(492,368)	47,658
Interest Rates	Deliverable Forwards	Dollar decrease	13,406	(78,943)	(157,886)	9,149
Interest Rates	Future Contracts	Reduction in Interbank Deposit Certificate (CDI)	(460)	(5,239)	(10,937)	3,254
Commodity	Future Contracts	Commodities decrease	(53,039)	(59,200)	(118,399)	56,257
Commodity	Swaps	Commodities decrease	(293,716)	(117,752)	(235,504)	61,814
Operational Hedge			(225,563)	(914,832)	(1,830,124)

Foreign Currency	Future Contracts	Dollar decrease	23,209	(178,342)	(356,685)	116,721
Foreign Currency	Swaps	Dollar decrease	172,931	(658,910)	(1,317,821)	67,448
Foreign Currency	NDFs	Dollar decrease	379,282	(367,313)	(734,626)	26,598
Interest Rates	Future Contracts	Increase in interest rate	(216)	(16,055)	(32,569)	6,179
Interest Rates	Swaps	Increase in interest rate	14,577	(14,736)	(47,728)	13,519
Financial Hedge			589,783	(1,235,356)	(2,489,429)

Foreign Currency	Future Contracts	Dollar increase	52,689	(397,582)	(795,164)	260,210
Fiscal Hedge			52,689	(397,582)	(795,164)

Total Derivatives			416,909	(2,547,770)	(5,114,717)
(i)unaudited information

Transaction	Risk	Base Scenario	Adverse Scenario	Remote Scenario
Foreign exchange hedge	Dollar and euro decrease	91,623	(654,588)	(1,309,636)
Input purchases		(91,623)	654,588	1,309,636
Commodities hedge	Decrease on Commodities price	(346,754)	(176,952)	(353,903)
Input purchases		346,754	176,952	353,903
Foreign exchange hedge	Dollar and euro decrease	29,568	(83,292)	(166,585)
Capex purchase		(29,568)	83,292	166,585
Operational hedge		(225,563)	(914,832)	(1,830,124)
Operational purchases		225,563	914,832	1,830,124
Net effect			-	-
Foreign exchange hedge	Foreign currency increase	575,422	(1,204,566)	(2,409,132)
Net debt		(575,422)	1,204,566	2,409,132
Interest rate hedge	Increase in interest rates	14,361	(30,790)	(80,298)
Interest Expenses		(14,361)	30,790	80,298
Financial hedge		589,783	(1,235,356)	(2,489,429)
Net debt and interest		(589,783)	1,235,356	2,489,429
Net effect			-	-
Foreign exchange hedge	Dollar increase	52,689	(397,582)	(795,164)
Tax expenses		(52,689)	397,582	795,164
Fiscal hedge		52,689	(397,582)	(795,164)
Tax expenses		(52,689)	397,582	795,164
Net effect			-	-

Operational Hedge

During the year ended in 2008, the effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” were:

Description	Decrease (Increase) in the cost of goods sold

Currency hedge	(74,796)
Hedge of aluminum	(21,803)
Hedge of sugar	18,884
Hedge of wheat	(5,367)
Hedge of fuel	(881)
Total	(83,963)

On December 31, 2008, unrealized gains in the amount of R$212,425 were recorded in shareholders’ equity. Such gain is recognized at credit of the Company’s result: the amount of R$203,975 in “Cost of goods sold”, when corresponding finished products are sold and the remaining balance at operating expense, as it is an expense hedge, or in property, plant and equipment, on the occasion of its acquisition, as it is a Capex hedge.

Ascertainment of fair value of derivatives

The Company evaluates derivative instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability ends are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

Margins given as guarantee

Aiming to comply with the guarantees required by the derivative exchanges and/or contractors in certain operations with derivative instruments, as of December 31, 2008 the Company kept an amount of R$226,431 in immediate liquidity or cash investments and R$105,000 in bank sureties as collateral for derivative operations.

Debt financial instruments

The Company’s financial liabilities, mainly represented by foreign debt securities, debentures and promissory notes, are recorded at cost value, monetarily restated according to the effective rate method, plus monetary and exchange variations, according to closing indexes for each period. Additionally, the Bonds issued by AmBev and maturing in 2011, 2013 and 2017 are stated as items subject to fair value hedge. As such, variations in the fair value of hedged risk factors are recognized in income in contra account to the amount of their respective debts.

Had the Company used a method where its financial liabilities could be recognized at market value, it would have recognized an additional gain, before income and social contribution taxes, of approximately R$(268,841) on December 31, 2008 (R$466,492 on December 31, 2007), as presented below:

	Book value	Market value	Difference
Working Capital BRL (Labatt)	1,185,979	1,381,135	(195,155)
Senior Notes – BRI (i)	169,852	175,865	(6,013)
International financing (other currencies)	2,213,750	2,213,750	-
Promissory Notes	1,500,000	1,500,000	-
Agro-industrial credit	450,000	450,000	-
BNDES/FINEP/EGF	278,228	278,228	-
Bond 2011	1,304,603	1,318,463	(13,860)
Bond 2013	1,234,046	1,342,401	(108,355)
Bond 2017	217,250	217,250	-
Debentures	2,065,080	2,010,538	54,542
Finance lease liabilities	39,038	39,038	-
Total	10,657,827	10,926,668	(268,841)

(i) Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and on the secondary market value of bonds on the reference date as December 31, 2008, approximately 110.19% of face value for Bond 2011, 110.55% for Bond 2013 and 72.42% for Bond 2017 (116.75% for Bond 2011, 116.67% for Bond 2013 and 86.91% for Bond 2017 on December 31, 2007).

Liquidity risk

The following are the contractual maturities of non-derivatives financial liabilities includes interest payments and derivative financial assets and liabilities:

2008
Non derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	139,179	(211,852)	(66,733)	(12,844)	(132,275)	-
Unsecured bank loans	5,374,322	(6,398,069)	(3,253,948)	(506,881)	(2,310,683)	(326,557)
Unsecured bond issues	4,736,423	(7,630,990)	(1,636,925)	(706,894)	(4,844,474)	(442,698)
Unsecured other loans	368,865	(505,645)	(46,535)	(92,007)	(258,530)	(108,572)
Finance leasing liabilities	39,038	(48,832)	(15,140)	(17,924)	(15,768)	-
Bank overdraft	18,820	(18,820)	(18,820)	-	-	-
Trade and other payables	6,396,803	(6,396,803)	(5,770,421)	(626,382)	-	-
Total	17,073,450	(21,211,011)	(10,808,522)	(1,962,932)	(7,561,730)	(877,827)

Derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	13,902	(52,790)	(10,095)	31,158	(41,478)	(32,374)
Foreign exchange derivatives	569,250	259,392	130,756	73,612	55,024	-
Interest rate & FX derivatives	180,513	(1,447,596)	21,212	5,763	(1,474,571)	-
Commodity derivatives	(346,754)	(299,537)	(296,157)	(3,379)	-	-
Total	416,911	(1,540,530)	(154,284)	107,154	(1,461,025)	(32,374)

2007
Non derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	922,675	(1,088,437)	(253,694)	(792,947)	(41,796)	-
Unsecured bank loans	3,776,219	(4,306,098)	(1,920,867)	(748,546)	(1,232,101)	(404,584)
Unsecured bond issues	4,682,825	(6,592,490)	(840,951)	(1,744,590)	(2,722,862)	(1,284,088)
Unsecured other loans	379,860	(434,904)	(64,179)	(64,854)	(212,691)	(93,180)
Finance leasing liabilities	39,298	(46,179)	(9,898)	(5,867)	(30,414)	-
Bank overdraft	67,325	(67,325)	(67,325)	-	-	-
Trade and other payables	5,062,712	(5,062,712)	(4,397,178)	(665,534)	-	-
Total	14,930,914	(17,598,146)	(7,554,092)	(4,022,338)	(4,239,864)	(1,781,852)

Derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	(139,591)	(96,891)	(5,317)	(20,219)	(21,405)	(49,950)
Foreign exchange derivatives	(317,479)	157,098	(23,442)	32,485	148,055	-
Interest rate & FX derivatives	(227,239)	(1,736,841)	(666,012)	(140,254)	(437,853)	(492,721)
Commodity derivatives	(24,969)	(18,091)	(19,324)	1,233	-	-
Total	(709,278)	(1,694,726)	(714,098)	(126,755)	(311,203)	(542,671)

Concentration of credit risk

A substantial part of the Company’s sales is related to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large spread in the number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified.

The process that determines the financial institutions authorized to operate as the Company’s counterparts is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterpart based on the risk rating and on each counterpart’s capitalization. Currently, the minimum risk rating accepted by the Company is A- (from Fitch and S&P) or A3 (from Moody’s).

Aiming to minimize the credit risk with its counterparties in material derivative operations, the Company adopts bilateral “trigger” clauses with these counterparties. Pursuant to these clauses, whenever the fair value of an operation exceeds a percentage of its notional value (usually between 10% and 15%), the debtor shall settle the difference related to this limit on behalf of the creditor. In 2008, the total amount of this limit is R$292,125 (equivalent to US$125,000) in derivative operations contracted in Brazil, and R$151,905 (equivalent to US$ 65,000) in derivative operations contracted abroad.

On December 31, 2008, the Company had relevant short-term investments in the following financial institutions: ABN Amro Real, Banco do Brasil, Bradesco, Unibanco, Santander, BNP Paribas and JP Morgan. The Company had derivatives agreements with the following financial institutions: BBVA, Bank of Nova Scotia, Banco Votorantin, Citibank, Calyon, Deutsche Bank, Goldman Sachs, Itaú BBA, JP Morgan Chase, Macquarie, Morgan Stanley, Prudential Securities, Santander, ScotiaBank, Societè Generale, TD Securities and Unibanco.

30. OPERATING LEASES

Operating leases mature as follows:

	2008	2007
Less than one year	48,643	45,953
One to five years	133,531	125,886
More than five years	57,564	61,900
	239,738	233,739

In 2008, the operating lease expense amounted to R$53,909 in the income statement (R$31,421 in 2007).

The Company primarily leases warehouses and offices. The lease is normally made for a period of 5 to 10 years, with a renewal option after that date.

31.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

	2008	2007
Collateral given for own liabilities	731,309	613,896
Contractual commitments to purchase property, plant and equipment	148,915	253,520
Other commitments	128,245	4,601
	1,008,469	872,017

The collateral given for own liabilities total R$1,008,469 on December 31, 2008 which contains R$547,615 cash guarantees. The cash deposits for guarantees are presented as part of other receivables – see note 19 Trade and other receivables. In addition, to fulfill the guarantees demanded by the derivative exchanges and/or the other parties contracted in certain derivative financial instrument transactions, the Company maintains on December 31, 2008 R$208,655 in highly liquid financial instruments or in cash and R$105,000 in bank guarantee as collateral for derivative transactions.

32. CONTINGENCIES

Lawsuits with probable losses:

ICMS and IPI

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. The reasons for these litigations are, among others, compensations, fulfillment of judicial injunctions exempting from tax payment and credits. The amount related to these taxes recorded in December 31, 2008 and 2007 was R$ 427,010 and R$ 429,381 respectively.

Labor

The Company and its subsidiaries are involved in approximately 4,400 labor proceedings, considered as probable losses, with former employees, mainly related to overtime, dismissals, termination pays and benefits, among others. The amount related to labor contingencies recorded in December 31, 2008 and 2007 was R$ 249,524 and R$ 273,272 respectively

Other lawsuits

The Company and its subsidiaries have received notice of infraction and/or NFLDs (Tax Delinquency Notices) brought by the Brazilian Institute of Social Security – INSS. These lawsuits question, among other issues, the collection of contribution on PLR (Profit Sharing) payments, as well as withholding tax thereof to employees.

The Company and its subsidiaries are involved in some lawsuits brought by former distributors who have their contracts terminated. Most of these lawsuits are still being analyzed at first court; only some of them are at superior courts.

Lawsuits with possible loss:

The Company and its subsidiaries have other ongoing lawsuits for which, in the opinion of management and its legal counsels, the risk of loss is possible but not probable. For the lawsuits as follow below, Company’s management understands there is no need for provision:

Labatt Canada

Labatt Canada was assessed by the Canadian Government for the interest rate used in certain related party debts and related party transactions, and other transactions existing in the past. The total amount of the exposure may reach CAD$218,000, equivalent to R$416,979 on December 31, 2008. In the event Labatt Canada is required to pay these amounts, CAD$110,000 will be reimbursed by its former parent company InBev, equivalent to R$210,402 on December 31, 2008.

During 2008, as required by Canadian tax law, payments of CAD$115,277, equivalent to R$220,496, were made. Out of this amount, InBev has reimbursed Labatt Canada in CAD$79,186, equivalent to R$151,463. Labatt Canada is continuing to challenge these assessments. After considering the transactions in the period, the probable payable amount was assessed at CAD$63,586, equivalent to R$121,624, on December 31, 2008.

Profits generated abroad

The Company and its subsidiaries received tax assessments, related to tax authorities’ understanding about the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries or affiliated companies domiciled abroad.

Based on the opinion of its legal advisors, Company’s management understands that these tax assessments were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it adopts a concept of availability of results that did not exist in the prevailing laws in the period referred to in the tax assessments and (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation.

The lawsuits described above amount to R$2,682,829,  already adjusted by the decision partially favourable to the Company, judged in December 2008, for which an appeal is possible in the administrative sphere. The Company, based on the opinion of its legal advisors, classifies the abovementioned amount as having the risk of possible loss, but not probable.

Stock subscription bonus (warrants)

Certain holders of warrants issued by AmBev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than AmBev considers as established upon the warrant issuance.  In case AmBev loses the totality of these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary.  AmBev would receive in counterpart funds that are materially lower than the current market value. This could result in a dilution of about 1% to all AmBev shareholders.  Furthermore, the holders of these warrants claim to receive the dividends relative to these shares since 2003 (approximately R$119,602 excluding legal fees).  AmBev disputes these claims and intends to vigorously defend its case.

On December 31, 2008, the Company and its subsidiaries do not have contingent assets for which the probability of success is probable to be disclosed.

33. RELATED PARTIES

Transactions with members of the Board of Directors:

In addition to short-term benefits (primarily salaries), Directors are entitled to post-employment benefits, such as retirement benefits and health and dental care, as mentioned in Note 25. Moreover, Directors are entitled to the Share Option Plan, as mentioned in Note 26.

The total expenses with the Company’s Directors is as follows:

	2008	2007
Short-term employee benefits	14,323	12,898
Post-employment benefits	645	33
Other long-term employee benefits	1,023	394
Share-based payments	10,362	8,124
Total Key Management Remuneration	26,353	21,449

AmBev neither has any type of transaction with the Directors nor pending balances receivable or payable in its balance sheet.

Transactions with other related parties:

FAHZ is one of the Company’s shareholders, with 16,60% of the voting rights and 9,33% of share capital. As mentioned in note 25, FAHZ is also a legally independent entity whose main goal is to provide AmBev’s employees, both active and inactive (retirees), and managers with health care and dental assistance, assistance in technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2008, actuarial liabilities related to the benefits provided directly by FAHZ are fully offset by the plans assets. As a result, the net liability recognized in the financial statements is nil.

In addition, the expenses incurred in 2008 by FAHZ in providing the benefits mentioned above to AmBev’s employees totaled R$93,274 (R$81,646 in 2007), of which R$80.998 related to active employees and R$12.276 related to inactive employees (R$70.119 and R$11.527 respectively, in 2007).

Jointly controlled entities

AmBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation.  Aggregate amounts of AmBev interest are as follows:

In thousand of Reais	2008	2007

Non-current assets	157,126	150,962
Current assets	130,745	128,036
Non-current liabilities	187,426	172,796
Current liabilities	123,949	132,117
Result from operations	13,020	14,122
Profit attributable to equity holders	1,643	(861)

Transactions with associates

AmBev transactions with associates were as follows:

In thousand of Reais	2008	2007

Net sales	10,534	(750)
Current assets	-	498
Current liabilities	30,318	5,981

34. RECONCILIATION OF PARENT COMPANY’S EQUITY AND PROFIT

As required by Instrução CVM 457, from July 13, 2007, the Company has prepared the reconciliations between the parent company shareholders’ equity and profit under BRGAAP and the shareholders’equity and profit from the consolidated financial statements under IFRS, for the years ended December 31, 2008 and 2007, as follows:

(In thousands of Brazilian Reais)	2008
Shareholders’ equity under BR GAAP – parent company	17,278,138
Adjustments under IFRS:
Business combinations	4,397,569
Employee benefits	(409,122)
Other adjustments	6,515
Deferred income tax over IFRS adjustments	(573,350)
Impact of adjustments in minority interest	87,767
Shareholders’ equity under IFRS – consolidated financial statements	20,787,517

(In thousands of Brazilian Reais)	2008
Profit under BR GAAP – parent company	3,059,478
Adjustments under IFRS:
Business combinations	1,969,263
Employee benefits	14,525
Other adjustments	37,404
Deferred income tax over IFRS adjustments	13,079
Provisions for losses in subsidiaries – minority interest	104,307
Impact of adjustments in minority interest	(78,956)
Profit under IFRS – consolidated financial statements	5,119,100

(In thousands of Brazilian Reais)	2007
Shareholders’ equity under BR GAAP – parent company	17,419,950
Adjustments under IFRS:
Business combinations	2,143,566
Employee benefits	(423,646)
Reversal of deferred charges	(74,241)
Mark-to-market of financial instruments	(247,763)
Share-based payment	(17,971)
Unrealized gains and losses (hedge)	(22,589)
Other adjustments	(79,627)
Deferred income tax over IFRS adjustments	(258,325)
Impact of adjustments in minority interest	(319,367)
Shareholders’ equity under IFRS – consolidated financial statements	18,119,987

(In thousands of Brazilian Reais)	2007
Profit under BR GAAP – parent company	2,816,407
Adjustments under IFRS:
Business combinations	1,528,974
Employee benefits	16,155
Mark-to-market of financial instruments	38,728
Share-based payment	(29,189)
Reversal of deferred charges	(5,990)
Governaments grants	149,497
Exchange variation on investments abroad	226,562
Other adjustments	95,659
Deferred income tax over IFRS adjustments	184,684
Impact of adjustments in minority interest	(18,051)
Profit under IFRS – consolidated financial statements	5,003,436

35. EVENTS AFTER THE BALANCE SHEET DATE

a) Dividends payable – subsidiary Quilmes

At a meeting of the Board of Executive Officers of Quinsa, held on February 10, 2009, the distribution of dividends in the amount of R$664,576 (equivalent to US$295,000, on  February 10, 2009), as a result of the income for 2008, was approved to be paid by our subsidiary Quilmes Industrial Société Anonyme ("Quinsa").

b) New licensee for the beers of the Labatt family in the United States

In February 2009, AmBev announced that subject to approval of the U.S. Department of Justice, KPS Capital Partners, LP (“KPS”), a private equity firm with over $1.8 billion of committed capital, will become the exclusive licensee for Labatt branded beer (wich includes primarily Labatt Blue and Labatt Blue Light) for consumption in the United States. KPS will receive from AmBev’s subsidiary Labatt Brewing Company Limited (“LBCL”) the license to brew Labatt branded beer in the United States or Canada solely for sale for consumptionin the United States and use to the relevant trademarks and intellectual property to do so. Further, LBCL will continue to brew and supply the Labatt branded beer for KPS on an interim basis for no more than three years, after which KPS will be responsible for production. This transaction does not affect Labatt branded beer in Canada elsewhere outside the United States, and also does not impact Kokanee, Alexander Keith’s, Brahma or any other brands except for Labatt branded beer.

c) Acquisition of Bebidas y Aguas Gaseosas Occidente S.R.L.,

The subsidiary Quilmes Industrial (Quinsa), Société Anonyme acquired from SAB Miller plc,  in March 2009, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., exclusively bottler of Pepsi in Bolivia. This transaction amounted to US$ 27 million.

d) Distribution agreement signed with Anheuser-Busch International

The subsidiary Cervejaria Paraguaya (Cervepar) signed, in April 2009, a distribution agreement with Anheuser-Busch International to distribute Budweiser in Paraguay.

e) Promissory note payment

On April 13, 2009, the Company paid the Promissory Note in an amount of R$1,692,713, which were remunerated by 102.00% of CDI.

f) Dividends and interests attributed on shareholders’ equity

On April 13, 2009, the Company approved the distribution of interests attributed  shareholders’ equity, related to the period from January to March 2009, to be allocated to the minimum mandatory dividends of the fiscal year 2009, at a ratio of R$0.41 per common share and R$0.45 per preferred share. The distribution of interests attributed  shareholders’ equity was taxed according to the law in force, resulting in a net distribution of R$0.35 per common share and R$0.38 per preferred share.

The abovementioned payments were made as from May 29, 2009 (by referendum of the Annual General Meeting for the year ending December 31, 2009), based on the shareholding position of April 22, 2009 for the shareholders of Bovespa and of April 27, 2009 for the shareholders of NYSE, without monetary correction. Shares and ADRs were traded ex-dividends as of April 23, 2009.

36. GROUP COMPANIES

Listed below are the most important group companies. The total number of companies consolidated (fully and proportionally) is 47.

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G - Av. Del Libertador 498, 26º andar - Buenos Aires	92.7%

Bolívia
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 e Rua Chuquisaca - La Paz	79.2%

Brasil
CIA DE BEBIDAS DAS AMÉRICAS - AMBEV BRASIL - Rua Dr. Renato Paes de Barros, 1017, 4º andar, cj. 44 e 42 - Itaim Bibi, São Paulo.	Consolidating Company

AMBEV BRASIL BEBIDAS LTDA - Avenida Antarctica, 1891 Fazenda Santa Úrsula - Jaguariúna - SP	100.0%

AROSUCO AROMAS E SUCOS LTDA - Avenida Buriti, 5385 Distrito Industrial - Manaus - AM	100.0%

EAGLE DISTRIBUIDORA DE BEBIDAS S.A - Avenida Antarctica, 1891 Fazenda Santa Úrsula - Jaguariúna - SP	100.0%

FRATELLI VITA BEBIDAS S.A - Estrada do Engenho D'Água nº 199-Fundos Jacarepaguá - RJ	99.5%

TAURUS INVESTMENTS SPC - Queensgate House, South Church Street, P.O. Box 1234 George Town Grand Cayman Cayman Islands	100.0%

Canada
LABATT BREWING COMPANY LIMITED - 207 Queen´s Quay West, Suite 299 - M5J 1A7 - Toronto	100.0%

República Dominicana
EMBODOM - EMBOTELLADORA DOMENICANA CXA - Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	65.8%

Equador
Companhia Cerveceria AMBEV ECUADOR - Km 14,5 - Via Daule, Av. Las Iguanas - Guayaquil	100.0%

Guatemala
INDUSTRIAS DEL ATLANTICO - 43 Calle 1-10 Clzd. Aguilar Bartres Zona 12, Edificio Mariposa, nível 4 - 01012 - Zacapa	50.0%

Paraguai
CERVECERIA PARAGUAY S.A. - Ruta Villeta KM 30 - Ypané	81.2%

Perú
COMPANHIA CERVECERA AMBEV PERU SAC - Av. Republica de Panama, 3659 San Isidro - Lima 41 - Lima	85.7%

Uruguai
CERVECERIA NACIONAL - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	90.7%

Venezuela
C.A. CERVECERIA NACIONAL - Av. Principal Boleita Norte, Edif. Draza, Piso 2 - Caracas	51.0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 06, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial Officer and Investor Relations Officer